SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2013

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-190509 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

Santander UK plc

2013 Half Yearly Financial Report

OUR CORPORATE PURPOSE

Santander UK’s purpose is to help people improve their lives and businesses grow, so our communities prosper.

This Half Yearly Financial Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Forward-looking Statements” on page 139.

Santander UK plc

2013 Half Yearly Financial Report

Santander UK plc 2013 Half Yearly Financial Report	1

Business Review

Our Business

SANTANDER UK AT A GLANCE

Santander UK plc (the ‘Company’) and its subsidiaries (‘Santander UK’ or the ‘Santander UK group’) operate primarily in the UK, are regulated by the UK Prudential Regulation Authority (‘PRA’) and the Financial Conduct Authority (‘FCA’) and are part of the Banco Santander, S.A. group (the ‘Banco Santander group’). Santander UK is a major financial services provider, offering a wide range of personal financial products and services, and is a growing participant in the corporate banking market. Santander UK is well positioned to continue to grow, with a distribution capability across an extensive branch and corporate business centre network.

Santander UK is headed by Ana Botín, Chief Executive Officer, and operates four business divisions as follows:

BUSINESS DIVISION	EXECUTIVE RESPONSIBILITY	ABOUT
Retail Banking(1)	Steve Pateman Head of UK Banking

Retail Banking offers a wide range of products and financial services to customers through a network of branches, agencies and ATMs, as well as through telephony, e-commerce and intermediary channels. It principally serves personal banking customers, but also services small businesses with an annual turnover of up to £250,000. Retail Banking products include residential mortgage loans, savings and current accounts, credit cards (excluding the co-brand credit cards business) and personal loans as well as a range of insurance products.

Corporate Banking	Steve Pateman Head of UK Banking

Corporate Banking offers a wide range of products and financial services to customers through a network of regional business centres and through telephony and e-commerce channels. Corporate Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission and asset finance.

The SME and mid corporate business principally serves small and medium enterprises with an annual turnover of more than £250,000 up to £50m (‘SMEs’), and other corporate customers with an annual turnover of up to £500m. This also includes real estate lending.

Jacques Ripoll(2) Head of Santander UK Global Banking & Markets

The Large Corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to large multinational corporate customers with an annual turnover of more than £500m. Lending includes syndicated loans and structured finance. Transactional banking includes trade finance and cash management. Money market activities include securities lending/borrowing and repos.

Markets	Jacques Ripoll(2) Head of Santander UK Global Banking & Markets

Markets offers risk management and other services to financial institutions, as well as to other Santander UK divisions. Its main product areas are fixed income and foreign exchange, equity, capital markets and institutional sales.

Corporate Centre	Stephen Jones Chief Financial Officer

Corporate Centre includes Financial Management & Investor Relations (‘FMIR’) headed by Justo Gomez, Finance Director, and the non-core corporate and legacy portfolios, as well as the co-brand credit cards business. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value. Deals to sell the co-brand credit cards business were completed in the first half of 2013.

(1)	Charlotte Hogg, Head of Retail Distribution & Intermediaries left the Company with effect from 30 June 2013.
(2)	Appointment subject to regulatory approval.

The business divisions detailed above are supported by various divisions, including:

SUPPORT DIVISION	EXECUTIVE RESPONSIBILITY	ABOUT
Retail Products and Marketing	Rami Aboukhair Director, UKB Product Marketing and Segments	Responsible for developing Santander UK’s products, marketing and brand communications to serve customers better.

Manufacturing	Juan Olaizola Chief Operating Officer	Responsible for all information technology and operations, including service centres.

Risk	José María Nus Chief Risk Officer	Responsible for ensuring Santander UK is provided with an appropriate risk policy and control framework and to report any material risk issues to the Board Risk Committee and the Board.

Internal Audit is responsible for supervising the compliance, effectiveness and efficiency of Santander UK’s internal control systems to manage its risks, and is headed by Ramón Sanchez, Chief Internal Auditor. People & Talent is responsible for delivering the human resources strategy and personnel support, and is headed by Simon Lloyd, People & Talent Director.

In addition there are a number of corporate units including Financial Control, Legal and Secretariat, Strategy, Internal Control and Compliance, Regulatory Affairs and Pensions, Customer Experience, Communications and Santander Universities within Santander UK.

2	Santander UK plc 2013 Half Yearly Financial Report

Business Review

Our Business continued

SANTANDER UK – A KEY UK MARKET PLAYER

MARKET SHARE OF STOCK(1)		BUSINESS MIX(3) (4)
Mortgages	SME lending(2)
12.6%	5.5%
Retail deposits	Bank accounts
9.1%	9.4%

(1)	Market share sources: Residential mortgages, SME lending and deposits (Bank of England), Bank accounts (CACI).
(2)	SME lending market share includes assets managed in Corporate Banking and Corporate Centre.
(3)	Customer loan balances at 30 June 2013. Profit before tax for the six months ended 30 June 2013 excludes Markets and Corporate Centre.
(4)	UK Banking profit before tax is a non-GAAP measure. See page 140.

HY 2013 RESULTS HIGHLIGHTS

Net interest income £1,391m Down 5% on H1 2012, up 10% on H2 2012. Net interest income in Q2 2013 was at its highest for the last five quarters.	Profit after tax £440m Profit after tax from continuing operations was down 16% from £524m in H1 2012, but up 25% from £353m in H2 2012.	Banking net interest margin(1) 1.46% Recovered to the level of H1 2012 reflecting easing structural pressures and stronger customer interest margins.

Cost-to-income ratio

57%

Up from 51% in H1 2012 and up from 56% in H2 2012 (excluding the gain from the capital management exercise). Costs remain well controlled, but are increasing due to regulatory costs and ongoing investment in the business. The cost-to-income ratio is under pressure from reduced income.

Core Tier 1 capital ratio

12.4%

Up from 12.2% at 31 December 2012. Robust capital position after declaring a £215m dividend, in line with our policy of paying approximately 50% of attributable earnings. The estimated Capital Requirements Directive IV (‘CRD IV’) end point Common Equity Tier 1 (‘CET 1’) Capital ratio at 30 June 2013 was 11.4%.

Loan-to-deposit ratio 125% Improved four percentage points from 129% at 31 December 2012, due to strong retail and corporate deposits gathering and mortgage deleveraging.

Gross mortgage lending

£7.9bn

Down from £8.7bn in H1 2012, but up from £5.9bn in H2 2012. Overall mortgage balances decreased due to a managed reduction in selected higher risk elements of the mortgage portfolio.

	1I2I3 World >1.9m customers 600,000 customers joined the 1I2I3 World in H1 2013, including 130,800 new customers who switched their bank accounts from other providers.	Lending to SMEs 12% growth We continued to build our SME franchise, with loans up 12% since H1 2012.

(1)	Non-GAAP measure. See page 140.

Santander UK plc 2013 Half Yearly Financial Report	3

Business Review

Our Strategy

OUR VISION AND STRATEGIC PRIORITIES

Our vision is to be the best bank in the United Kingdom for our people, our customers and our shareholders.

Our strategy is based on three strategic priorities. These have been updated in the first half of 2013 to strengthen further our focus on customers:

1.

Loyal and satisfied customers: We are undertaking a commercial transformation, to put the customer at the centre of everything we do and deliver best-in-class customer experience. We are segmenting our customer base, building our new commercial model and developing products and services that are simple, personal and fair for our customers. Our key opportunity is to attract and retain loyal customers(1) by developing primary relationships with them.

2.

‘Bank of Choice’ for UK companies: We are building a more balanced business mix by organically growing a full service commercial bank. We are further developing our corporate banking capabilities, enhancing our products and systems and expanding our network. The Breakthrough programme continues to be a core part of this journey, providing growth capital to UK businesses.

3.

Consistent profitability and strong balance sheet: We are focused on generating consistent profits supported by our commercial franchise, strong cost discipline, and prudent risk management while sustaining our strong liquidity, funding, and capital positions.

(1)

‘Loyal customers’ are primary current account customers who hold a debit card and an additional product. Primary current account customers have a minimum credit turnover of at least £500 per month and at least two direct debits set up on the account.

THE STRUCTURAL RELATIONSHIP OF SANTANDER UK WITH THE BANCO SANTANDER GROUP – THE ‘SUBSIDIARY MODEL’

The Banco Santander group operates a ‘subsidiary model’. This model involves autonomous units, such as Santander UK, operating in core markets, with each unit being responsible for its own liquidity, funding and capital management on an ongoing basis. The model is designed to minimise the risk to the Banco Santander group and all its units from problems arising elsewhere in the Banco Santander group. The subsidiary model means that Banco Santander, S.A. has no obligation to provide any liquidity, funding or capital assistance, although it enables Banco Santander, S.A. to take advantage selectively of opportunities. As a PRA regulated entity, Santander UK is expected to satisfy the PRA liquidity and capital requirements on a standalone basis.

Under the subsidiary model, Santander UK primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities to support its business activities and liquidity requirements. It does this in reliance on the strength of its own balance sheet and profitability and its own network of investors. It does not rely on a guarantee from Banco Santander, S.A. or any other member of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries) to generate this funding or liquidity. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries).

Exposures to other Banco Santander group members are established and managed on an arm’s length commercial basis. All intergroup transactions are monitored by the Santander UK Board Risk Committee and transactions which are not in the ordinary course of business must be pre-approved by the Board. In addition, Santander UK is subject to PRA limits on exposures to, and on liquidity generated from, other members of the Banco Santander group.

4	Santander UK plc 2013 Half Yearly Financial Report

Business Review

Chief Executive Officer’s Review

OVERVIEW

Santander UK is transforming its business into a relationship-centred retail and commercial bank. Our first half performance shows consistent and tangible progress against our strategic objectives.

Profits are rising, we have a strong balance sheet and are attracting new customers at an unprecedented rate with our successful 1|2|3 World which now has 1.9m retail customers. We continue to invest in our operational capabilities and as a result our customer service performance is steadily improving and business growth is ahead of our expectations.

Our commitment to support the UK economy is demonstrated through increased SME lending – up 12% in the year – and I am proud that our support for UK SMEs via our Breakthrough programme has helped to create more than 550 jobs.

Helping communities prosper through providing simple, personal, and fair banking for UK households and businesses is at the heart of our strategy and we look forward to continuing to help our customers thrive.

DELIVERING ON OUR COMMITMENTS

Our performance is showing a progressive improvement towards our medium-term targets. We are becoming a stronger retail bank, demonstrated by greater customer loyalty and satisfaction, and we are diversifying the business through the growth of our corporate banking capability.

1	Loyal and satisfied customers

The 1|2|3 World is driving our commercial transformation with innovative, personal products that put the customer at the heart of everything we do.

We have grown our loyal customer base to 2.5 million and have approximately 13 million other active customers with each of whom we are working to deepen our relationship. We now have 1.9 million 1|2|3 World customers, an increase of 600,000 customers to our growing primary customer base since the year-end. In the first six months of 2013, 130,800 customers switched their bank account to Santander UK from other providers.

1|2|3 Current Account customers have 3x higher average account balances, nearly double the number of products, significantly lower attrition and a much better risk profile than non-1|2|3 customers.

Customer experience is a high priority. Independent consumer surveys show improved satisfaction, with our FRS score rising to 57%. Santander UK saw a significant reduction in the gap to the top three competitor average over the last year(1).

We continue to transform our branch network by optimising its geographic footprint, refurbishing our branches, and enhancing our commercial model by focusing on customers and investing in remote channels and self-service terminals to increase productivity.

We are on track to achieve our 2015 targets of 4 million loyal customers and of being ranked as one of the top three banks for customer satisfaction (as measured by FRS).

2	‘Bank of Choice’ for UK companies

Corporate Banking customer loans grew 11% in the last year, including SME-lending growth of 12%. This growth was supported by the continued expansion of our customer-facing network of 538 relationship managers in 37 Corporate Business Centres.

We continued to enhance our corporate banking capabilities, our products and our systems. We developed a new model for companies with an annual turnover above £500m, served by specific sector and product capabilities, and we expect acceleration in the use of our new cash management services in the second half of the year.

Our Breakthrough programme continued to gather momentum with a total of 12 deals now completed, representing £11m of growth capital investments to support the UK economy.

We are on track to achieve our 2015 targets of an 8% SME market share and a Corporate Banking business loan mix share of 20% without compromising our prudent risk profile.

(1)	At 90% confidence interval. See page 11 for further details.

Santander UK plc 2013 Half Yearly Financial Report	5

Business Review

Chief Executive Officer’s Review continued

3	Consistent profitability and strong balance sheet

We delivered strong results due to our diversified retail and growing corporate banking business underpinned by prudent risk management. Our profit after tax from continuing operations for the first half of 2013 was £440m, up 25% on the second half of 2012.

Banking net interest margin (‘Banking NIM’) of 1.46% recovered to the level of the first half of 2012, supported by improved customer margins and reduced structural pressures.

We maintained our focus on cost discipline as we managed increased regulatory compliance and control costs and continued to invest in the business.

Our business is underpinned by strong capital ratios and prudent liquidity levels, with PRA eligible liquid assets of £35.0bn, more than 1.5x wholesale funding of less than one year. Furthermore, the PRA announced that Santander UK was not required to undertake any additional capital raising. Santander UK was one of only three banks to pass the PRA capital stress test.

Return on tangible book value (‘RoTBV’) is expected to increase with an improved income momentum (net interest income in Q2 2013 was the highest for the last five quarters), and a low retail and corporate loan loss rate (H1 2013: 0.26% annualised).

We are on track to achieve our financial targets for 2015.

THE ECONOMY

GDP growth of 0.3% in the first quarter of 2013 was followed by stronger growth (initial estimate of 0.6%) in the second quarter. The consensus view during the first half of the year was that the UK economy is likely to see growth of around 1% in the year, stronger than the 0.2% recorded in 2012 but below the pace seen in the years before the recession. The Bank of England’s Base Rate has been held at 0.5% since March 2009 to support economic recovery and in April 2013 the Bank of England extended the Funding for Lending Scheme to boost lending to the economy for an additional year.

LOOKING AHEAD

The economic environment is stabilising and indications of increased confidence lead us to be cautiously optimistic. We are in a strong position, and throughout the rest of the year, we will continue to invest in transforming our business, both commercially and culturally.

We will focus on attracting customers, deepening our relationships with them, and earning their trust and loyalty. We will grow our corporate banking business organically by recruiting additional relationship managers and expanding our presence around the UK. We will maintain the strength and stability of our balance sheet while generating consistent profits. Driving our strategic priorities will be our culture change programme to transform Santander UK into a bank that is simple, personal and fair for our people, our customers and our shareholders.

Lastly, the PRA announced the results of its UK bank capital requirements exercise in June 2013. We were not required to undertake any additional capital raising and exceeded the PRA’s 3% CET 1 stressed leverage threshold. The results of this exercise showed that Santander UK was then the strongest and best capitalised bank in the UK, which will allow us to benefit from future opportunities as growth strengthens.

Ana Botín

Chief Executive Officer

14 August 2013

6	Santander UK plc 2013 Half Yearly Financial Report

Business Review

Chief Financial Officer’s Review

OVERVIEW

We delivered profit before tax from continuing operations of £549m and profit after tax of £440m in the first six months of 2013. This was supported by a continued recovery in net interest margin, strong cost discipline and resilient credit quality.

Banking net interest margin improved slightly to 1.46% (H1 2012: 1.45%), but was much higher than in the second half of 2012 when it was 1.27%. This reflected easing structural and deposit pressures as well as stronger customer asset margins.

Operating expenses continue to be well-controlled with broadly flat business as usual costs. The cost-to-income ratio of 57% (H1 2012: 51%) reflects our ongoing investment in business growth and income pressures from structural market conditions experienced in 2012 that carried through into the first half of 2013. We maintained good credit quality across the Retail Banking and Corporate Banking portfolios.

Our return on tangible book value of 8.3% (H1 2012: 10.6%) decreased largely as a result of the cost of our strong capital and liquidity position. Return on tangible book value is expected to increase with an improved income momentum.

INCOME STATEMENT HIGHLIGHTS(1)

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m

Profit before tax from continuing operations	549	690

Profit after tax from continuing operations	440	524

Profit for the period	428	550

Banking net interest margin (‘NIM’)(2)	1.46%	1.45%

Cost-to-income ratio	57%	51%

Return on tangible book value (‘RoTBV’)	8.3%	10.6%

(1)

Income Statement highlights statistics reflect continuing operations, and therefore exclude the results and loss on sale of discontinued operations. See Note 6 to the Condensed Consolidated Interim Financial Statements.

(2)	Banking NIM comprises annualised net interest income divided by average commercial assets.

The main drivers of the movement in profit after tax from continuing operations are:

Net interest income in the first half of 2013 was 5% lower at £1,391m (H1 2012: £1,465m), primarily due to the continued impact of structural market conditions and higher customer deposit funding costs. This was in part mitigated by a higher residential mortgage stock interest margin and an increased contribution from Corporate Banking loans. However, positive net interest income trends, evident in the first quarter of 2013, continued with net interest income in the first half up 10% to £1,391m compared to £1,269m for the second half of 2012. This is being driven by improving asset margins and lower wholesale funding costs.

Non-interest income decreased by 13% or £84m, to £570m (H1 2012: £654m), largely due to lower income from Markets compared to a particularly strong first half of the year in 2012 and lower ancillary fee income from Large Corporate clients in Corporate Banking.

We continue to deliver a good cost performance, with total operating expenses up slightly to £1,113m (H1 2012: £1,077m), despite our ongoing investment in business growth and increased regulatory compliance and control costs. Investment in systems continued to support the business transformation and underpin future efficiency improvements.

Impairment losses on loans and advances decreased by 33% to £235m (H1 2012: £350m), mainly due to lower provisions on the non-core corporate and legacy portfolios but also continued the resilient credit quality in the Retail Banking and Corporate Banking loan books. In Retail Banking, the decrease was largely due to the reduction in impairment loss charges on unsecured products.

Provisions for other liabilities and charges increased by £62m to £64m. This reflected an increase in restructuring provisions, partially offset by a release following a reassessment of the provision required to cover non-PPI retail customer remediation payments.

The taxation charge was 34% lower than for the first half of 2012, in line with lower profits from continuing operations and the impact of the continued reduction in the main corporation tax rate.

The loss from discontinued operations after tax of £12m comprised the loss on sale before tax of £16m and a tax credit of £4m.

Santander UK plc 2013 Half Yearly Financial Report	7

Business Review

Chief Financial Officer’s Review continued

CUSTOMER BALANCE SHEET HIGHLIGHTS

	30 June 2013 £bn	31 December 2012 £bn

Total customer assets	191.0	194.7

Total customer deposits	150.5	148.6

Loan-to-deposit ratio(1)	125%	129%

(1)	Calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

We continued with our focus on improving the strength of our balance sheet. Customer loans decreased £3.7bn in the first six months of 2013 to £191.0bn. This reflected a continued managed reduction in selected higher risk segments of the residential mortgage portfolio, partially offset by increases in SME and corporate lending. Interest-only mortgage loan balances reduced by £3bn, following the targeted deleveraging of the book which we undertook during 2012.

Loans to SMEs were up 3% since the year-end, and up 12% from 30 June 2012, as we continued with the diversification of our business mix. All lending remains consistent with our conservative credit risk policies.

Total customer deposits increased £1.9bn in the first six months of 2013 to £150.5bn. The success of the 1I2I3 World proposition increased current account balances by 34% since December 2012 to £21.3bn, or 60% from a year ago, while we continued with the reduction in short-term, rate sensitive deposits and executed a smaller cross tax year ISA campaign in support of the overall funding plan. Corporate Centre customer deposits rose in the first six months of 2013, reflecting improved market activity.

The loan-to-deposit ratio improved four percentage points to 125%, although this ratio may increase in the course of the year as we seek to reduce further higher cost, low relationship deposits. We remain comfortable with the current position, given that it is underpinned by the mix of loans on our balance sheet which mostly consist of prime UK residential mortgages.

CREDIT QUALITY

	30 June 2013%	31 December 2012%

Mortgage NPL ratio(1)	1.87	1.74

Corporate Banking NPL ratio(1)	3.58	4.26

Corporate Centre NPL ratio(1)	3.75	4.49

Total NPL ratio(1)	2.17	2.16

(1)	NPL balance as a percentage of the asset balance.

We remain firmly focused on the UK with approximately 98% of customer assets UK-related and approximately 80% of customer assets consisting of UK residential mortgages. Furthermore, we have minimal net exposure after collateral to peripheral eurozone countries at only 0.6% of total assets (2012: 0.4%).

The total NPL ratio increased slightly to 2.17%. The increase in the mortgage NPL ratio, to 1.87%, was partially offset by a reduction in the Corporate Banking and Corporate Centre NPL ratios to 3.58% and 3.75%, respectively. The rise in the mortgage NPL ratio remains largely due to regulatory-driven policy and reporting changes, as well as the impact of lower mortgage balances. These policy and reporting changes are not expected to result in significant additional write-offs. Mortgage NPL balances were broadly unchanged in the last year, excluding the impact of the policy and reporting changes. The mortgage NPL ratio is expected to stabilise by the end of 2014. The Corporate Banking NPL ratio decreased to 3.58% from the end of 2012. This largely arose from the exit of a small number of older vintage loans which were acquired with Alliance & Leicester. Corporate Banking lending in the last four years has performed well with a much lower NPL ratio in these vintages.

LIQUIDITY AND FUNDING

Our overall funding strategy is to develop and maintain a diversified funding base, which allows us access to a variety of funding sources. In 2012 we primarily focused on secured issuance, in particular residential mortgage backed securities and covered bonds, two forms of financing that permit us to benefit from our prime UK mortgage assets. This strategy minimised the cost of funding and provided protection against an uncertain and volatile market funding environment. In the second half of 2012 stability returned to the wholesale funding markets, which meant that in 2013 medium term funding issuance will be a more balanced mix of secured and unsecured issuance. The issues of a euro 1bn, 5-year senior unsecured note in January 2013, and a £500m and US$750m, 3-year Residential Mortgage Backed Securities (‘RMBS’) note in May 2013 were well received and with significantly lower spreads than similar issues in the first half of 2012. Additionally, in July 2013 we issued a euro 750m 7-year senior unsecured note. This was the longest public senior unsecured maturity we had issued since 2010, again pricing considerably lower than for similar issuance in previous years.

8	Santander UK plc 2013 Half Yearly Financial Report

Business Review

Chief Financial Officer’s Review continued

Within our balance sheet management strategy, we aim to align the sources and uses of funding. Customer loans and advances are largely funded by customer deposits, with any excess being funded by long-term wholesale secured debt and equity.

Our funding position remains solid and we reduced our wholesale funding requirement in the first half of the year.

Throughout 2012, we continued to strengthen our liquidity position; following the more beneficial conditions prevailing in late 2012 and in the first half of 2013 we reduced our liquidity position. At the end of 2012, total liquid assets amounted to £76.0bn, including PRA-eligible liquid assets of £36.9bn. Liquid assets coverage was in excess of 150% of our wholesale funding maturing in less than one year. In the first six months of 2013, PRA-eligible liquid assets decreased by £1.9bn to £35.0bn and total liquid assets increased by £2.4bn to £78.4bn. PRA-eligible balances have been managed down given improved stability in capital markets and as a consequence of the actions taken to strengthen the balance sheet with a reduced reliance on short-term funding markets. This trend is expected to continue into the second half.

Short-term funding decreased 13% in the first six months of 2013 and was 23% lower than a year ago, further strengthening the balance sheet. Both total and PRA-eligible liquid assets significantly exceeded short-term wholesale funding requirements. PRA-eligible liquid assets amounted to 166% of total short-term wholesale funding, but this may decrease over the rest of the year subject to market conditions.

We remain comfortably ahead of all of our key liquidity metrics. Based on the current CRD IV definitions regarding the Liquidity Coverage Ratio, we expect to be fully compliant by the end of 2014, well ahead of the timetable proposed under CRD IV.

CAPITAL

	30 June 2013 £bn	31 December 2012 £bn

Core Tier 1 Capital	9.4	9.3

Total Capital	13.9	14.0

Risk-Weighted Assets	75.4	76.5

Core Tier 1 Capital ratio	12.4%	12.2%

Total Capital ratio	18.4%	18.2%

CRD IV end point Common Equity Tier 1 (‘CET 1’) Capital ratio	11.4%	11.1%

Internal leverage ratio	5.1%	5.2%

CRD IV end point CET 1 leverage ratio	3.2%	3.3%

Our Core Tier 1 Capital ratio rose to 12.4% (after the declaration of an interim ordinary dividend of £215m), from 12.2% at the end of 2012, driven by organic profit generation and lower risk-weighted assets. Risk-weighted assets decreased to £75.4bn, with a reduction in customer loans partly offset by the increased proportion of the book represented by corporate lending. Our estimated CRD IV end point Common Equity Tier 1 Capital ratio at 30 June 2013 was 11.4% (2012: 11.1%). We expect that the strength of our Core Tier 1 and CET 1 Capital ratios, our ability to generate capital organically and rebalancing of our business mix will enable us to meet our targeted capital ratios even once the capital requirements of CRD IV are phased in.

Our internal measure of leverage excludes liquid assets eligible for the regulatory liquid asset portfolio as they are readily realisable at a point of stress, and allows for derivatives and securities financing transaction netting. On this measure, our leverage ratio was 5.1% (20x) at 30 June 2013. Our CRD IV end point-based Tier 1 leverage ratio as defined by the PRA was 3.2% without the benefit of Tier 1 instruments that will become ineligible over the CRD IV transition period, or 3.8% if these instruments are added back. The equivalent end point-based CET 1 leverage ratio is equal to the end point-based Tier 1 leverage ratio as all current Other Tier 1 instruments are assumed to be ineligible. As the capital requirements of CRD IV are phased in, we will manage our regulatory capital position to meet leverage requirements.

Lastly, on 30 July 2013, we launched a cash tender offer for up to approximately £0.8bn equivalent of certain US dollar and sterling-denominated Tier 1 and Tier 2 capital securities with a view to optimising our capital position. The transaction is expected to generate Core Tier 1 and CET 1 capital and will involve an initial modest reduction in total capital levels pending further Tier 2 and Additional Tier 1 issuance in due course.

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Business Review

Chief Financial Officer’s Review continued

REGULATORY ENVIRONMENT

We continue to maintain a conservative approach to conduct issues and to customer redress. Whilst potential issues remain under review it has not been necessary to increase the overall level of conduct provisions in the first half of 2013.

We support and have participated in the Funding for Lending Scheme (‘FLS’) and welcome the increased focus on SME lending in the extended scheme. FLS has helped to improve funding conditions for UK banks and lending to the wider economy. Furthermore, recent initiatives from the UK Government to help first time buyers and support the wider UK mortgage market, including the Help to Buy equity loan and mortgage guarantee schemes, are welcome, and we will work to support these efforts.

We engaged constructively with the work of the Parliamentary Commission on Banking Standards (‘PCBS’) and welcome the comprehensive and wide reaching final report published in June. We will work with the Government and the regulators as they seek to implement the recommendations of the Commission.

Lastly, we support the objectives of the Banking Reform Bill in ensuring that the UK has a stable and competitive banking system that supports the needs of the wider economy. We remain committed to engaging constructively with the Government and policymakers to ensure that these objectives are met in the best interest of our customers and shareholders.

OUTLOOK

In the first half of 2013, we delivered a resilient profit after tax from continuing operations of £440m, maintained credit quality, and strengthened the balance sheet and our capital position.

For the rest of the year, we expect operating income to stabilise further, particularly as the pressures on net interest income continue to ease.

Going forward, Banking NIM is expected to benefit from diminishing funding costs, lower liquidity holdings and reduced drag from the run-off of the structural hedge. Our disciplined management of business-as-usual costs will be maintained, whilst investing in the growth of our corporate and retail propositions. The cost-to-income ratio has been under pressure from lower income. With an improvement in the income environment experienced in the first half of the year, and our continued focus on costs, we expect this to improve in the second half of 2013 and for the full year relative to 2012. Impairment charges are expected to be lower than in 2012, after adjusting the impact of the credit provision for the non-core corporate and legacy portfolios taken in the third quarter of 2012.

We believe that our performance over time should continue to demonstrate the underlying stability of our business.

Stephen Jones

Chief Financial Officer

14 August 2013

10	Santander UK plc 2013 Half Yearly Financial Report

Business Review

Key Performance Indicators

The information below reflects Santander UK’s performance as measured by key performance indicators (‘KPIs’) in the context of our strategic priorities.

The KPIs presented reflect the way in which the performance of the Group has been measured and the key targets to which the performance of the businesses is directed. These are updated from time to time, adopting new or refined measures. In addition, targets are revised or updated consistent with our strategic objectives.

Definitions of the KPIs, targets and explanations of why the chosen indicators are important to management are set out on pages 12 to 15 of the Company’s Annual Report and Accounts for the year ended 31 December 2012 (“2012 Annual Report”).

STRATEGIC PRIORITY:

LOYAL AND SATISFIED CUSTOMERS

KPI	2015 TARGET		30.06.13	31.12.12
Loyal customers(1)	4.0 million		2.5 million	2.2 million
Number of 1|2|3 World customers	4.0 million		1.9 million	1.3 million
KPI	2015 TARGET		30.06.13	30.06.12
Customer satisfaction – FRS(2)	Top 3	(3)	57%	53%

STRATEGIC PRIORITY:

‘BANK OF CHOICE’ FOR UK COMPANIES

KPI	2015 TARGET	30.06.13	31.12.12
SME market share	8%	5.5%	5.3%
Business mix – Corporate Banking loans percentage	20%	11%	10%

STRATEGIC PRIORITY:

CONSISTENT PROFITABILITY AND STRONG BALANCE SHEET

KPI	2015 TARGET	30.06.13	30.06.12
Cost-to-income ratio	<50%	57%	51%
Return on tangible book value (‘RoTBV’)(6)	13% - 15%(4)	8.3%	10.6%
KPI	2015 TARGET	30.06.13	31.12.12
Core Tier 1 capital ratio	CET 1(5) >10.5%	12.4%	12.2%
Loan-to-deposit ratio	<130%	125%	129%

(1)	Identified as a KPI during the first half of 2013.
(2)

Financial Research Survey (‘FRS’) is an independent monthly survey of circa 5,000 consumers covering the personal finance sector, run by GfK. Satisfaction score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander and competitor brands. 3 months ending data June 2012 and June 2013. Competitor set includes Barclays, Halifax, HSBC, Lloyds TSB, and NatWest

(3)	Top 3 competitor average at 30 June 2013 was 62% (30 June 2012: 61%).
(4)	Assuming short-term and long-term interest rates increase by at least 150 basis points over the period.
(5)	CRD IV end point CET 1 Capital ratio.
(6)	Non-GAAP measure. See page 140.

Santander UK plc 2013 Half Yearly Financial Report	11

Business Review

Summary Risk Report

RISK MANAGEMENT

As a significant financial services provider, risk is at the core of Santander UK’s day-to-day activities. The understanding and control of risk is critical for the effective management of the business.

In managing risk, Santander UK aims to:

•	Maintain a predictable medium-low risk profile in our business;

•	Employ effective and advanced risk management techniques; and

•	Deliver robust financial performance, and ultimately build sustainable value for all our stakeholders.

RISK FRAMEWORK

Santander UK’s risk framework aims to ensure that risk is properly managed and controlled on behalf of all stakeholders, and is described in the “Risk Framework” section of the Risk Management Report in the 2012 Annual Report. There have been no significant changes to the Risk Framework in 2013.

ALLOCATION OF RISKS ACROSS SANTANDER UK

A main facet of Santander UK’s business model is a focus on retail and commercial lending. As such, the Santander UK group’s key source of risk is credit risk. The allocation of risk across the Santander UK group based on the economic capital requirement for each risk type is described in the Risk Framework section in the Risk Management Report in the 2012 Annual Report. There have been no significant changes to the allocation of risk in 2013.

Risk definition and structure

Risk is defined as the uncertainty around Santander UK’s ability to achieve its business objectives, and specifically equates to a number of risk factors that have the potential to adversely impact on profitability.

The key risk types for the Santander UK group are defined in the 2012 Annual Report. As set out in the diagram opposite, the key risk types are classified as:

•	Financial, and

•	Non-financial.

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Business Review

Summary Risk Report continued

TOP AND EMERGING RISKS

A ‘top risk’ is defined as being a current, emerged risk within our business which could potentially have a material impact on our financial results, reputation and the sustainability of the long-term business model. It may develop or crystallise within one year. An ‘emerging risk’ is defined as being one with large uncertain outcomes and may develop or crystallise beyond one year. Crystallisation of an emerging risk could have a material effect on long term strategy.

Santander UK uses risk factors to identify and monitor top and emerging risks. All of our activities involve, to varying degrees, identification, assessment, management and reporting of risk or combinations of risks. During the first half of 2013, senior management focused on certain top and emerging risks and their causes. The top and emerging risks were unchanged from those at the previous year-end. These consisted of (in alphabetical order):

Capital risk is the risk that Santander UK does not have an adequate amount, or quality of capital to meet internal and external requirements. The CRD IV regulatory capital rules in the European Union will be implemented on 1 January 2014, although the rules have not yet been finalised. This has ramifications for the level of capital we are required to hold. Areas of uncertainty over the eligibility of Tier 2 capital instruments still remain and the PRA recently applied a new regulatory Leverage Ratio test that could become a permanent capital constraint. The PRA announced the results of its UK bank capital requirements exercise in June 2013. Santander UK was not required to undertake any additional capital raising and also exceeded the PRA’s 3% Common Equity Tier 1 stressed leverage threshold. The results of this exercise showed Santander UK was then the strongest and best capitalised bank in the UK.

Details of Santander UK’s capital management and resources are set out in Note 29 to the Condensed Consolidated Interim Financial Statements.

Conduct risk is a key risk to Santander UK in view of the evolving regulatory environment and the requirement to make significant conduct remediation provisions. Changes have been made to specific business processes, as well as to the way the business considers, manages and reports conduct risks. Santander UK is continuing to place significant focus in seeking to ensure that customers receive the right outcome in every instance and that the necessary controls are in place to mitigate the associated risks. This has been embodied in Santander UK’s approach of ensuring that its products and its dealings with customers are simple, personal and fair.

See “Conduct Risk” in the Risk Management Report for more information. Details of Santander UK’s provision for conduct remediation are set out in Note 21 to the Condensed Consolidated Interim Financial Statements. Further information on conduct remediation provision sensitivities is set out in “Critical accounting policies and Areas of Significant Management Judgement” in Note 1 to the Condensed Consolidated Interim Financial Statements.

Credit risk is a key risk to Santander UK as lending represents our most significant activity and because of the consequent risk of loss.

Details of Santander UK’s credit risk exposures (by business segment and key product), how credit risk is mitigated, higher risk loans, credit quality, arrears, non-performing loans and forbearance activities are set out in the Credit Risk sections of the Risk Management Report starting on pages 37 and 78. Information on impairment loss sensitivities is set out in “Critical Accounting Policies and Areas of Significant Management Judgement” in Note 1 to the Condensed Consolidated Interim Financial Statements.

Liquidity risk is the risk that Santander UK, although solvent, either does not have available sufficient financial resources to meet its obligations as they fall due, or can secure them only at excessive cost.

See “Liquidity Risk” in the Risk Management Report for more information.

Pension risk is both the risk of the change in the accounting position and the risk of an unplanned increase in funding required by Santander UK’s defined benefit pension schemes. Pension risk can also directly affect Santander UK’s capital position.

Key risk factors that affect pension risk include long term interest rates, inflation expectations, salary growth, longevity of the scheme members, investment performance as well as changes in the regulatory environment.

Further information on pension obligations can be found in ‘Critical Accounting Policies and Areas of Significant Management Judgement’ in Note 1 and in Note 22 to the Condensed Consolidated Interim Financial Statements.

Strategic risk is the risk of material deviations in expected/target shareholder value as a result of poor definition or implementation of Santander UK’s strategy.

Senior management assesses the strategic risks which might emerge as a consequence of the growth plans for Santander UK’s corporate business over the next few years. Management’s strategy is set out on page 5 of the Chief Executive Officer’s Review.

Santander UK plc 2013 Half Yearly Financial Report	13

Business Review

Summary Risk Report continued

The Santander UK group aims to maintain a predictable medium-low risk profile in its business. As a financial services provider, credit risk is the most significant risk to which the Santander UK group is exposed. The Santander UK group’s main credit portfolios are its UK residential mortgage portfolio and its Corporate Banking portfolio, as follows:

Credit risk highlights – residential mortgages

	30 June 2013 £m	31 December 2012 £m	31 December 2011 £m
Mortgage non-performing loans (‘NPLs’)(1)(2)	2,849	2,719	2,434
Mortgage loans and advances to customers(2)	152,294	156,583	166,201
Mortgage impairment loan loss allowances	579	552	478

	%	%	%
NPLs ratio(3)	1.87	1.74	1.46
Coverage ratio(4)	20	20	20

(1)

Mortgages are classified as non-performing when the counterparty fails to make a payment when contractually due for typically three months or longer or where the account is in early arrears (31 – 90 days) and has a bankruptcy indicator.

(2)	All mortgage NPL balances are UK and continue accruing interest. The data presented excludes accrued interest.
(3)	Mortgage NPLs as a percentage of mortgage loans and advances to customers.
(4)	Impairment loan loss allowances as a percentage of NPLs.

During the first half of 2013, the mortgage NPLs ratio increased to 1.87% (2012: 1.74%), in part reflecting the decrease in the stock of mortgage loans and advances in the period, which was due to managed reductions in selected higher risk elements of the residential mortgage portfolio to drive a more balanced mix of lending. The impact of the regulatory-driven policy and reporting changes implemented in early 2012 continued, and is expected to stabilise by the end of 2014.

The mortgage NPLs performance reflected the high quality of the mortgage book, a slight reduction in unemployment levels, (although they remained high), and prolonged low interest rates.

At 30 June 2013, impairment loss allowances increased to £579m (2012: £552m) in line with the small increase in NPL balances, maintaining consistent coverage levels at 20% (2012: 20%).

Credit risk highlights – Corporate Banking

	30 June 2013 £m	31 December 2012 £m	31 December 2011 £m
Corporate Banking NPLs(1)(2)(3)	754	835	745
Corporate Banking loans and advances to customers	21,036	19,605	18,856
Corporate Banking impairment loan loss allowances	405	407	296

	%	%	%
NPLs ratio(4)	3.58	4.26	3.95
Coverage ratio(5)	54	49	40

(1)

Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or where it is deemed probable that this will occur in the near future.

(2)	Corporate Banking loans and advances to customers include Social Housing loans and finance leases.
(3)	All Corporate Banking NPL balances are UK and continue accruing interest. The data presented excludes accrued interest.
(4)	Corporate Banking NPLs as a percentage of Corporate Banking loans and advances to customers.
(5)	Impairment loan loss allowances as a percentage of NPLs.

During the first half of 2013, the Corporate Banking NPLs ratio decreased to 3.58% (2012: 4.26%) reflecting lower levels of NPLs as a result of several older vintage real estate cases having been successfully exited during the period combined with the overall growth in the portfolio.

The graph opposite shows Corporate Banking NPL stock by deal vintage from 2006 onwards. This demonstrates that Corporate Banking lending in the last four years has performed well.

14	Santander UK plc 2013 Half Yearly Financial Report

Business Review

Group and Divisional Results

GROUP SUMMARY

SUMMARISED CONSOLIDATED INCOME STATEMENT

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012(1) £m
Net interest income	1,391	1,465
Non-interest income	570	654

Total operating income	1,961	2,119

Administrative expenses	(992)	(959)
Depreciation, amortisation and impairment	(121)	(118)

Total operating expenses excluding provisions and charges	(1,113)	(1,077)

Impairment losses on loans and advances	(235)	(350)
Provisions for other liabilities and charges	(64)	(2)

Total operating provisions and charges	(299)	(352)

Profit on continuing operations before tax	549	690
Taxation on profit on continuing operations	(109)	(166)

Profit for the period from continuing operations	440	524
(Loss)/profit from discontinued operations after tax	(12)	26

Profit for the period	428	550

(1)	Adjusted to reflect the presentation of discontinued operations, as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.

Six months ended 30 June 2013 compared to six months ended 30 June 2012

Profit on continuing operations before tax decreased by £141m to £549m (2012: £690m). By income statement line, the movements were:

•

Net interest income decreased by £74m to £1,391m (2012: £1,465m) mainly due to the continued impact of structural market conditions, the continued managed reduction in selected higher risk elements of the residential mortgage portfolio and higher customer deposit funding costs. This was partially offset by a higher residential mortgage stock interest margin and continued growth in Corporate Banking customer loans.

In Corporate Centre, net interest income decreased by £87m as a consequence of continued low interest rates which reduced income earned on the structural hedges put in place in 2008 and 2009, and now maturing in a much lower, static rate environment.

In Retail Banking, net interest income decreased by £31m, principally due to higher customer deposit funding costs and the continued managed reduction in the residential mortgage portfolio. This decrease was partially offset by increased interest income on mortgages due to more customers remaining on standard variable rate products for longer in the current low interest rate environment.

In Corporate Banking, net interest income increased by £42m principally as a result of the continued growth in customer loans. Much of this growth was generated through the network of regional Corporate Business Centres which serve our SME clients. Growth in customer loans was also generated through our trade finance business with Large Corporates. Net interest income also benefitted from the impact of improving new business margins.

•

Non-interest income decreased by £84m to £570m (2012: £654m) principally due to a decrease of £97m in non-interest income in Markets compared to a particularly strong first half of 2012. This reflected a return to more normalised levels of market making activity with reduced corporate and institutional sales in a relatively stable, low interest rate environment.

In addition, non-interest income in Corporate Banking decreased by £52m, reflecting lower ancillary fees from Large Corporates, notably as a result of lower demand for interest rate and foreign exchange risk management products.

These decreases were partially offset by a £60m increase in non-interest income in Corporate Centre largely related to the £44m credit arising from the debit valuation adjustment on derivatives written by Santander UK. This adjustment was introduced in 2013, in accordance with the requirements of IFRS 13.

Santander UK plc 2013 Half Yearly Financial Report	15

Business Review

Group and Divisional Results continued

•

Administrative expenses increased by £33m to £992m (2012: £959m). The increase principally reflected the continued investment in the growth of the SME business and selective investment in growth opportunities for Large Corporates. We further developed our capacity to support our SME customers, with more customer-facing staff in our growing regional Corporate Business Centre network, as we expand into new financial centres across the UK. The increase was partially offset by effective cost control.

•

Depreciation, amortisation and impairment costs increased by £3m to £121m (2012: £118m). Investment in systems continued to support the business transformation and underpin future efficiency improvements. This was partially offset by the effects of deleveraging of the non-core corporate and legacy portfolios.

•

Impairment losses on loans and advances decreased by £115m to £235m (2012: £350m) mainly due to lower provisions on the non-core corporate and legacy portfolios but also the continued resilient credit quality in the Retail Banking and Corporate Banking loan books. In Retail Banking, the decrease was largely due to the reduction in impairment loss charges on unsecured products.

•

Provisions for other liabilities and charges increased by £62m to £64m (2012: £2m). This reflected an increase in restructuring provisions, partially offset by a reassessment of the provision required to cover non-PPI retail customer remediation payments.

•	The taxation charge was 34% lower than for the first half of 2012, in line with lower profits from continuing operations and the impact of the continued reduction in the main UK corporation tax rate.

(Loss)/profit from discontinued operations after tax of £(12)m (2012: £26m) comprises the profit before tax of the discontinued operations of £nil (2012: £35m), a loss on sale before tax of £16m, and a tax credit of £4m (2012: tax charge of £9m). The decrease in profit before tax of the discontinued operations principally reflected the reduction in the size of the business prior to the completion of the deals to sell it in the first half of 2013.

Critical factors affecting results

The preparation of our Condensed Consolidated Interim Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the balance sheet date and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and other factors believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Estimates and judgements that are considered important to the portrayal of our financial condition including, where applicable, quantification of the effects of reasonably possible ranges of such estimates are set out in “Critical Accounting Policies and Areas of Significant Management Judgement” in Note 1 to the Condensed Consolidated Interim Financial Statements.

The rest of this section contains a summary of the results, and commentary thereon, by income statement line item for each segment.

16	Santander UK plc 2013 Half Yearly Financial Report

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Group and Divisional Results continued

Basis of results presentation

The segmental information in this Half Yearly Financial Report reflects the reporting structure in place at the reporting date in accordance with which the segmental information in Note 2 to the Condensed Consolidated Interim Financial Statements has been presented.

The Company’s board of directors (the ‘Board’) is the chief operating decision maker for Santander UK. The segmental information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business which follows Santander UK’s normal accounting policies and principles, including measures of operating results, assets and liabilities.

The prior period’s segmental analyses have been adjusted to reflect the fact that reportable segments have changed, as described in Note 2 to the Condensed Consolidated Interim Financial Statements.

PROFIT BEFORE TAX BY SEGMENT

30 June 2013	Retail Banking £m	Corporate Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income/(expense)	1,382	199	(1)	(189)	1,391
Non-interest income	328	137	40	65	570

Total operating income	1,710	336	39	(124)	1,961

Administration expenses	(772)	(147)	(48)	(25)	(992)
Depreciation, amortisation and impairment	(95)	(9)	(1)	(16)	(121)

Total operating expenses excluding provisions and charges	(867)	(156)	(49)	(41)	(1,113)

Impairment losses on loans and advances	(184)	(51)	—	—	(235)
Provisions for other liabilities and charges	(6)	—	—	(58)	(64)

Total operating provisions and charges	(190)	(51)	—	(58)	(299)

Profit/(loss) on continuing operations before tax	653	129	(10)	(223)	549

Loss on discontinued operations after tax	—	—	—	(12)	(12)

30 June 2012	Retail Banking(1) £m	Corporate Banking £m	Markets £m	Corporate Centre(1) £m	Total £m
Net interest income/(expense)	1,413	157	(3)	(102)	1,465
Non-interest income	323	189	137	5	654

Total operating income/(expense)	1,736	346	134	(97)	2,119
Administration expenses	(763)	(121)	(54)	(21)	(959)
Depreciation, amortisation and impairment	(88)	(7)	(1)	(22)	(118)

Total operating expenses excluding provisions and charges	(851)	(128)	(55)	(43)	(1,077)

Impairment losses on loans and advances	(221)	(56)	—	(73)	(350)
Provisions for other liabilities and charges	1	—	—	(3)	(2)

Total operating provisions and charges	(220)	(56)	—	(76)	(352)

Profit/(loss) on continuing operations before tax	665	162	79	(216)	690

Profit on discontinued operations after tax	—	—	—	26	26

(1)	Adjusted to reflect the presentation of discontinued operations, as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.

Santander UK plc 2013 Half Yearly Financial Report	17

Business Review

Group and Divisional Results continued

RETAIL BANKING

Retail Banking offers a wide range of products and financial services to customers through a network of branches, agencies and ATMs, as well as through telephony, e-commerce and intermediary channels. It principally serves personal banking customers, but also services small businesses with an annual turnover of up to £250,000. Retail Banking products include residential mortgage loans, savings and current accounts, credit cards (excluding the co-brand credit cards business) and personal loans as well as a range of insurance products.

Summarised income statement

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012(1) £m
Net interest income	1,382	1,413
Non-interest income	328	323

Total operating income	1,710	1,736

Administration expenses	(772)	(763)
Depreciation, amortisation and impairment	(95)	(88)

Total operating expenses excluding provisions and charges	(867)	(851)

Impairment losses on loans and advances	(184)	(221)
Provisions for other liabilities and charges	(6)	1

Total operating provisions and charges	(190)	(220)

Profit on continuing operations before tax	653	665

(1)	Adjusted to reflect the presentation of discontinued operations, as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.

Balances and ratios

	30 June 2013 £bn	31 December 2012 £bn
Total assets	165.1	168.3
Customer assets	159.6	164.1
Risk-weighted assets (‘RWAs’)	37.1	37.6
Customer deposits	126.7	127.2
Mortgage NPLs ratio(1)(2)	1.87%	1.74%
Mortgage coverage ratio(1)(3)	20%	20%

(1)	Accrued interest is excluded for purposes of these analyses.
(2)	Mortgage NPL’s as a percentage of mortgage assets.
(3)	Mortgage impairment loss allowance as a percentage of mortgage NPL’s.

Business volumes

	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Mortgage gross lending (1)	£7.9bn	£8.7bn	£14.6bn
Mortgage net lending (1)	£(4.3)bn	£(2.8)bn	£(9.4)bn
UPL gross lending	£0.5bn	£0.6bn	£1.1bn
Retail deposit flows	£(0.5)bn	£3.0bn	£5.8bn

Residential retail mortgage loans	£152.3bn	£163.2bn	£156.6bn
Unsecured personal loans (‘UPLs’)	£2.1bn	£2.6bn	£2.3bn

Bank account openings (2) (000’s)	466	448	895
Credit card sales (000’s)	279	356	618

Market share (3)
Mortgage gross lending	10.6%	12.7%	10.2%
Mortgage stock	12.6%	13.6%	13.0%
Bank account stock (2)	9.4%	9.2%	9.3%

(1)	Includes Social Housing loans managed in Corporate Centre.
(2)	Bank account openings and stock include personal, SME and private banking current accounts.
(3)

Market share of mortgage gross lending and mortgage stock estimated by Santander UK for each half, having regard to individual lending data published by the Bank of England for the first five months of each half year. Historic data is adjusted to reflect actual data published for the period. Market share of bank account stock estimated by Santander UK for each half year, having regard to market research published by CACI.

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Group and Divisional Results continued

Retail Banking profit before tax

Six months ended 30 June 2013 compared to six months ended 30 June 2012

Profit on continuing operations before tax decreased by £12m to £653m (2012: £665m). By income statement line, the movements were:

•

Net interest income decreased by £31m to £1,382m in 2013 (2012: £1,413m). The key drivers of the decrease were higher customer deposit funding costs and the continued managed reduction in selected higher risk elements of the residential mortgage portfolio.

The decreases were partially offset by increased interest income on mortgages due to more customers remaining on standard variable rate products for longer in the current low interest rate environment.

•

Non-interest income increased by £5m to £328m in 2013 (2012: £323m). The increase reflected a change to the pricing structure for current accounts, partially offset by a decrease in investment fees as we begin to operate under new regulatory rules resulting in lower volumes of business.

•

Administration expenses increased by £9m to £772m in 2013 (2012: £763m). The increase was driven by ongoing investment in business growth, partially offset by the consolidation of multi-branch locations.

•	Depreciation and amortisation expenses increased by £7m to £95m in 2013 (2012: £88m). The increase reflected continued investment in systems.

•

Impairment losses on loans and advances decreased by £37m to £184m in 2013 (2012: £221m). This was largely due to the reduction in impairment loss charges on unsecured products. The reduction was partly offset by an increased charge arising from the continued effect of higher levels of non-performing mortgage loans due to regulatory-driven policy and reporting changes implemented in early 2012. This effect is expected to stabilise by the end of 2014.

Secured coverage was unchanged at 20%, whilst the stock of properties in possession (‘PIP’) decreased slightly to 867 cases (2012: 924). This level represented only 0.06% (2012: 0.06%) of the portfolio.

•	Provisions for other liabilities and charges increased by £7m to £6m in 2013 (2012: £(1)m). This was due to increased compliance requirements.

Retail Banking balances and ratios

30 June 2013 compared to 31 December 2012

•	Total assets decreased by 2% to £165.1bn in 2013 (2012: £168.3bn) driven by the decrease in customer assets described below.

•

Customer assets decreased by 3% to £159.6bn in 2013 (2012: £164.1bn), due to ongoing management actions to tighten the lending criteria associated with higher loan-to-value and interest-only mortgages.

•	Risk-weighted assets decreased by 1% to £37.1bn in 2013 (2012: £37.6bn), reflecting the decline in mortgage balances.

•

Customer deposits remained broadly stable at £126.7bn in 2013 (2012: £127.2bn), but with a qualitative shift towards accounts offering better customer relationships. The 1|2|3 Current Account is central to our retail customer relationship model and was the main driver of the 60% increase in current account balances from a year ago.

•

The mortgage NPL ratio increased to 1.87% in 2013 (2012: 1.74%) largely due to regulatory-driven policy and reporting changes, as well as the impact of lower mortgage balances. These policy and reporting changes are not expected to result in significant additional write-offs. Mortgage NPL balances were broadly stable over the last year excluding the impact of the policy and reporting changes. The NPL ratio is expected to stabilise by the end of 2014.

•	The mortgage coverage ratio was unchanged at 20% in 2013 (2012: 20%), with the increase in NPL offset by a corresponding increase in the loan loss allowance balance.

Santander UK plc 2013 Half Yearly Financial Report	19

Business Review

Group and Divisional Results continued

Retail Banking business volumes

Six months ended 30 June 2013

•

Mortgage gross lending in the first half of 2013 was £7.9bn, equivalent to a market share of 10.6%, with £4.3bn negative net lending due to the continued managed reduction in selected elements of the residential mortgage portfolio. In particular, a 50% loan-to-value (‘LTV’) cap placed on new interest-only mortgages in early 2012 drove a decrease in interest-only mortgages, which continued in the first half of 2013, falling a further £3.0bn. The average LTV on new business completions in 2013 was broadly unchanged at 62% (2012: 63%).

•

Total gross unsecured personal lending (‘UPL’) in the first half of 2013 decreased by approximately 16% to £0.5bn, due to a continued focus on higher credit quality customers and competitive market pricing. The continued de-leveraging of the unsecured personal loans book resulted in an 8% reduction in the portfolio to £2.1bn (2012: £2.3bn).

•

Customer deposit balances were £0.5bn lower in the first half of 2013, resulting from a continued reduction in rate-sensitive deposits and a smaller cross tax year ISA campaign, reflecting our lower funding requirement. This was partially offset by growth in current account balances as a result of the continued development of the 1|2|3 Current Account launched in March 2012.

•	Bank account openings increased 4% to 466,000 in the first half of 2013, primarily due to the continued strong uptake of the 1|2|3 Current Account. This included 130,800 switchers from other UK banks.

•

Credit card sales through the Santander brand of approximately 279,000 cards (including 251,000 new 1|2|3 credit cards) increased by 6% from 262,000 in the second half of 2012, building on the 356,000 cards issued in the first half of 2012.

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Group and Divisional Results continued

CORPORATE BANKING

Corporate Banking offers a wide range of products and financial services to customers through a network of regional business centres and through telephony and e-commerce channels. Corporate Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission and asset finance.

The SME and mid corporate business principally serves small and medium enterprises with an annual turnover of more than £250,000 up to £50m (‘SMEs’), and other corporate customers with an annual turnover of up to £500m. This also includes real estate lending.

The Large Corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to large multinational corporate customers with an annual turnover of more than £500m. Lending includes syndicated loans and structured finance. Transactional banking includes trade finance and cash management. Money market activities include securities lending/borrowing and repos.

Summarised income statement

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Net interest income	199	157
Non-interest income	137	189

Total operating income	336	346

Administration expenses	(147)	(121)
Depreciation, amortisation and impairment	(9)	(7)

Total operating expenses excluding provisions and charges	(156)	(128)

Impairment losses on loans and advances	(51)	(56)
Provisions for other liabilities and charges	—	—

Total operating provisions and charges	(51)	(56)

Profit on continuing operations before tax	129	162

Balances

	30 June 2013 £bn	31 December 2012 £bn
Total assets	49.5	35.7
Total customer assets	21.0	19.6
- of which Corporate SMEs	10.9	10.6
Risk-weighted assets	25.4	24.1
Customer deposits	13.8	12.8

Corporate Banking profit before tax

Six months ended 30 June 2013 compared to six months ended 30 June 2012

Profit on continuing operations before tax decreased by £33m to £129m (2012: £162m). By income statement line, the movements were:

•

Net interest income increased by £42m to £199m in 2013 (2012: £157m), principally as a result of continued growth in customer loans. Much of this growth was generated through the network of regional Corporate Business Centres which serve our SME clients. Growth in customer loans was also generated through our trade finance business (invoice discounting programmes) with Large Corporates. Net interest income also benefitted from the impact of improving new business margins.

•

Non-interest income decreased by £52m to £137m in 2013 (2012: £189m) reflecting lower ancillary fees from Large Corporates, notably as a result of lower demand for interest rate and foreign exchange risk management products.

•

Administration expenses increased by £26m to £147m in 2013 (2012: £121m). The increase reflected the continued investment in the growth of the SME business and selective investment in growth opportunities for Large Corporates. We further developed our capacity to support our SME customers, with more customer-facing staff in our growing regional Corporate Business Centre network, as we expand into new financial centres across the UK. The increase was partially offset by effective cost control.

•	Depreciation and amortisation increased by £2m to £9m in 2013 (2012: £7m) due to the continued investment in systems to support new transactional capabilities for our customers.

•

Impairment losses on loans and advances decreased by £5m to £51m in 2013 (2012: £56m) with the credit quality of business written from 2009 onwards continuing to perform well, and provisions in the first half of 2013 largely related to business written before 2009.

Santander UK plc 2013 Half Yearly Financial Report	21

Business Review

Group and Divisional Results continued

Corporate Banking balances

30 June 2013 compared to 31 December 2012

•	Total assets increased by 39% to £49.5bn in 2013 (2012: £35.7bn) driven by the growth in customer assets described below and increased government securities repo activity.

•

Customer assets increased by 7% to £21.0bn in 2013 (2012: £19.6bn) principally as a result of continued growth in customer loans. Much of this growth was generated through the network of regional Corporate Business Centres which support our SME customers. Increased customer loans to Large Corporate clients were also generated through our trade finance business (invoice discounting programmes) in our global transactional banking services unit where we continued to develop product capabilities. Growth was also seen in credit markets acquisition finance deals with large corporate clients.

•

Risk-weighted assets of £25.4bn (2012: £24.1bn) increased by 5% in the first six months of 2013 due to higher lending to customers, described above. The increase in RWAs was lower than the increase in customer assets which includes the drawdown of facilities arranged in 2012.

•

Customer deposits increased by 8% to £13.8bn in 2013 (2012: £12.8bn) with strong inflows during the period as we continued to develop deeper relationships with our clients, following the expansion of our customer base.

22	Santander UK plc 2013 Half Yearly Financial Report

Business Review

Group and Divisional Results continued

MARKETS

Markets offers risk management and other services to financial institutions, as well as other Santander UK divisions. Its main product areas are fixed income and foreign exchange, equity, capital markets and institutional sales.

Summarised income statement

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Net interest expense	(1)	(3)
Non-interest income	40	137

Total operating income	39	134

Administration expenses	(48)	(54)
Depreciation, amortisation and impairment	(1)	(1)

Total operating expenses excluding provisions and charges	(49)	(55)

Provision for other liabilities and charges	—	—

Total operating provisions and charges	—	—

(Loss)/profit on continuing operations before tax	(10)	79

Balances

	30 June 2013 £bn	31 December 2012 £bn
Total assets (1)	24.9	28.2
Risk-weighted assets	4.5	4.9

(1)	Primarily comprises derivative assets

Markets (loss)/profit before tax

Six months ended 30 June 2013 compared to six months ended 30 June 2012

Profit on continuing operations before tax decreased by £89m to a loss of £10m (2012: £79m). By income statement line, the movements were:

•	Net interest expense was broadly unchanged at £1m in 2013 (2012: £3m).

•

Non-interest income decreased by £97m to £40m in 2013 (2012: £137m), compared to a particularly strong first half of 2012. This reflected a return to more normalised levels of market making activity with reduced corporate and institutional sales in a relatively stable, low interest rate environment.

•

Administration expenses decreased by £6m to £48m in 2013 (2012: £54m), reflecting tight cost control partially offset by investment in developing interest rate and foreign exchange product capabilities.

•	Depreciation and amortisation was unchanged at £1m (2012: £1m).

Markets balances

30 June 2013 compared to 31 December 2012

•

Total assets comprise derivatives for fixed income and equity products. Total assets decreased by 12% to £24.9bn in 2013 (2012: £28.2bn) primarily reflecting a decrease in the fair values of interest rate derivative assets. There was a corresponding decrease in derivative liabilities.

•	Risk-weighted assets decreased by 8% to £4.5bn in 2013 (2012: £4.9bn) due to lower levels of trading activity.

Santander UK plc 2013 Half Yearly Financial Report	23

Business Review

Group and Divisional Results continued

CORPORATE CENTRE

Corporate Centre includes Financial Management & Investor Relations (‘FMIR’) and the non-core corporate and legacy portfolios, as well as the co-brand credit cards business. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the rest of the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run down and/or managed for value. Deals to sell the co-brands credit cards business were completed in the first half of 2013.

Summarised income statement

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 (1) £m
Net interest expense	(189)	(102)
Non-interest income	65	5

Total operating expense	(124)	(97)

Administration expenses	(25)	(21)
Depreciation, amortisation and impairment	(16)	(22)

Total operating expenses excluding provisions and charges	(41)	(43)

Impairment losses on loans and advances	—	(73)
Provision for other liabilities and charges	(58)	(3)

Total operating provisions and charges	(58)	(76)

Loss on continuing operations before tax	(223)	(216)

(Loss)/profit on discontinued operations after tax	(12)	26

(1)	Adjusted to reflect the presentation of discontinued operations, as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.

Balances

	30 June 2013 £m	31 December 2012 £m
Total assets	58.3	60.8
Core liquid assets	35.0	36.9
Total customer assets	10.4	11.0
Risk-weighted assets	8.4	9.9
Customer deposits	10.0	8.6

Non-core assets

	30 June 2013 £bn	31 December 2012 £bn
Social Housing	7.4	7.5
Commercial mortgages	1.3	1.4
Shipping	0.5	0.7
Aviation	0.5	0.6
Other	0.7	0.8

Non-core customer assets	10.4	11.0
Treasury asset portfolio	1.9	1.9

Total non-core assets	12.3	12.9

Corporate Centre loss on continuing operations before tax

Six months ended 30 June 2013 compared to six months ended 30 June 2012

Loss on continuing operations before tax increased by £7m to £223m (2012: £216m). By income statement line, the movements were:

•

Net interest expense increased by £87m to £189m in 2013 (2012: £102m) as a consequence of continued low interest rates which reduced income earned on the structural hedges put in place in 2008 and 2009 and now maturing in a much lower, static environment. This has been partially offset by the same static interest rate environment reducing the costs of maintaining the liquid asset portfolio.

•

Non-interest income increased by £60m to £65m (2012: £5m) largely related to the £44m credit arising from the debit valuation adjustment on derivatives written by Santander UK. This adjustment was introduced in accordance with the requirements of IFRS 13.

24	Santander UK plc 2013 Half Yearly Financial Report

Business Review

Group and Divisional Results continued

•

Administration expenses increased by £4m to £25m in 2013 (2012: £21m), reflecting increased regulatory compliance and control costs, partially offset by the effects of deleveraging of the non-core corporate and legacy portfolios.

•	Depreciation and amortisation decreased by £6m to £16m in 2013 (2012: £22m), due to the effects of deleveraging of the non-core corporate and legacy portfolios.

•

Impairment losses on loans and advances in the non-core corporate and legacy portfolios declined in 2013 by £73m to £nil (2012: £73m). During the first half of 2012, provisions of £73m were required primarily as a result of increased stress in certain elements of the legacy portfolios (shipping, structured finance and real estate, as well as other legacy commercial real estate exposures written before 2009, particularly within the care home and leisure industry sectors). A further review was undertaken of the portfolio in the third quarter of 2012 and additional credit provisions raised relating to the non-core corporate and legacy portfolios. No further provisions were required in 2013.

•

Provision for other liabilities and charges increased by £55m to £58m in 2013 (2012: charge of £3m). The increase was principally due to a provision for restructuring, partially offset by a reassessment of the provision required to cover non-PPI retail customer remediation payments.

Corporate Centre (loss)/profit on discontinued operations after tax

Six months ended 30 June 2013 compared to six months ended 30 June 2012

(Loss)/profit from discontinued operations after tax of £(12)m (2012: £26m) comprises the profit before tax of the discontinued operations of £nil (2012: £35m), a loss on sale before tax of £16m, and a tax credit of £4m (2012: tax charge of £9m). The decrease in profit before tax of the discontinued operations principally reflected the reduction in the size of the business prior to the completion of the deals to sell it in 2013.

Corporate Centre balances

30 June 2013 compared to 31 December 2012

•	Total assets decreased by 4% to £58.3bn (2012: £60.8bn) driven by the reduction in customer assets described below, and a decrease in core liquid assets.

PRA-eligible liquid assets decreased by £1.9bn to £35.0bn (2012: £36.9bn) reflecting a reduction in government bonds held, partially offset by an increase in cash held at central banks. Balances were managed more efficiently, given stability in capital markets and as a consequence of the actions taken to strengthen the balance sheet by reducing short-term wholesale funding. Surplus liquidity was also utilised to fund maturing medium term funding.

Both total and PRA-eligible liquid assets significantly exceeded short-term wholesale funding requirements. PRA-eligible liquid assets amounted to 166% of total short-term wholesale funding, but this may decrease over the rest of the year subject to market conditions.

•

Customer assets decreased by 5% to £10.4bn in 2013 (2012: £11.0bn) due to the run down of the non-core portfolios as we successfully implemented our ongoing exit strategy from individual loans and leases.

•	Risk-weighted assets decreased by 15% to £8.4bn (2012: £9.9bn) due to the reduction in non-core customer assets and the completion of the deals to sell the co-brand credit cards business.

•	Customer deposits increased by 16% to £10.0bn in 2013 (2012: £8.6bn), reflecting deposit acquisitions at attractive margins.

Santander UK plc 2013 Half Yearly Financial Report	25

Business Review

Balance Sheet Review

Throughout this Balance Sheet Review, references to UK and non-UK, in the geographic analysis, refer to the location of the office where the transaction is recorded. The Balance Sheet Review is divided into the following sections:

This Balance Sheet Review focuses on those areas that have changed significantly during the first half of 2013, and represents an update to the Balance Sheet Review in the 2012 Annual Report, with which it should be read in conjunction. The Balance Sheet Review in the 2012 Annual Report contains additional disclosures which have not changed significantly during the first half of 2013.

SUMMARISED CONDENSED CONSOLIDATED BALANCE SHEET

	30 June 2013 £m	31 December 2012(1) £m
Assets
Cash and balances at central banks	34,372	29,282
Trading assets	31,163	22,498
Derivative financial instruments	25,924	30,146
Financial assets designated at fair value	2,821	3,811
Loans and advances to banks	2,340	2,438
Loans and advances to customers	188,065	190,782
Available for sale securities	5,178	5,483
Loans and receivables securities	1,269	1,259
Macro hedge of interest rate risk	872	1,222
Property, plant and equipment	1,481	1,541
Retirement benefit assets	203	254
Tax, intangibles and other assets	4,183	4,328

Total assets	297,871	293,044

Liabilities
Deposits by banks	9,242	9,935
Deposits by customers	150,878	149,037
Derivative financial instruments	23,629	28,861
Trading liabilities	34,790	21,109
Financial liabilities designated at fair value	5,277	4,002
Debt securities in issue	53,542	59,621
Subordinated liabilities	3,710	3,781
Retirement benefit obligations	460	305
Tax, other liabilities and provisions	3,483	3,444

Total liabilities	285,011	280,095

Equity
Total shareholders’ equity	12,860	12,949

Total equity	12,860	12,949

Total liabilities and equity	297,871	293,044

(1)	Adjusted to reflect the presentation of the assets held for sale prior to the completion of the sale as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.

A more detailed consolidated balance sheet is contained in the Condensed Consolidated Interim Financial Statements.

26	Santander UK plc 2013 Half Yearly Financial Report

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Balance Sheet Review continued

30 June 2013 compared to 31 December 2012

Assets

Cash and balances at central banks

Cash and balances held at central banks increased by 17% to £34,372m at 30 June 2013 (2012: £29,282m), principally reflecting an increase in the element of the liquid asset portfolio held as cash at central banks as part of the rebalancing of the portfolio.

Trading assets

Trading assets increased by 39% to £31,163m at 30 June 2013 (2012: £22,498m), reflecting increased trading activity relating to securities purchased under resale agreements to customers and increased holdings of debt securities, although securities purchased under resale agreements remained lower than at 30 June 2012.

Derivative assets

Derivative assets decreased by 14% to £25,924m at 30 June 2013 (2012: £30,146m). The decrease was attributable to a decrease in the fair values of interest rate derivative assets as a result of upward moves in longer term yield curves. There was a corresponding decrease in derivative liabilities.

Financial assets designated at fair value through profit and loss

Financial assets designated at fair value through profit and loss decreased by 26% to £2,821m at 30 June 2013 (2012: £3,811m). The decrease was primarily attributable to the maturity and refinancing of loans to UK Social Housing associations and new loans not being designated at fair value, in accordance with Santander UK’s policy.

Loans and advances to customers

Loans and advances to customers decreased by 1% to £188,065m at 30 June 2013 (2012: £190,782m) principally due to managed reductions in selected higher risk elements of the residential mortgage portfolio and continued deleveraging of the non-core corporate and legacy portfolios. These reductions were partially offset by increases in SME lending, and increased customer loans to large corporate clients through our trade finance business.

Available for sale securities

Available for sale securities decreased by 6% to £5,178m at 30 June 2013 (2012: £5,483m). The movement reflected both purchases and sales as part of the rebalancing of the liquid asset portfolio.

Property, plant and equipment

Property, plant and equipment decreased by 4% to £1,481m at 30 June 2013 (2012: £1,541m). The decrease was attributable to the depreciation charge for the period, partially offset by additions during the period.

Retirement benefit assets

Retirement benefit assets decreased by 20% to £203m at 30 June 2013 (2012: £254m). For Santander UK’s defined benefit pension schemes which had surpluses, the key driver of the decrease was actuarial losses on liabilities as a result of an increase in RPI inflation market levels. This followed a decision by the Office of National Statistics, in early 2013, not to rebase RPI.

Tax, intangibles and other assets

Tax, intangibles and other assets decreased by 3% to £4,183m at 30 June 2013 (2012: £4,328m). The decrease primarily reflected the reduction in assets in the co-brand credit cards business as a result of the completion of the deals to sell the business in the first half of 2013.

Liabilities

Deposits by banks

Deposits by banks decreased by 7% to £9,242m at 30 June 2013 (2012: £9,935m). The decrease was driven by lower repurchase agreement activity with Banco Santander, S.A..

Deposits by customers

Deposits by customers increased by 1% to £150,878m at 30 June 2013 (2012: £149,037m), principally reflecting deposit acquisitions at attractive margins. Corporate deposits increased with strong inflows as we continued to develop deeper relationships with our clients. Retail deposits decreased slightly, but with a qualitative shift towards accounts offering better quality relationships.

Derivative liabilities

Derivative liabilities decreased by 18% to £23,629m at 30 June 2013 (2012: £28,861m). The decrease was attributable to a decrease in the fair values of interest rate derivative liabilities as a result of upward moves in longer term yield curves.

Santander UK plc 2013 Half Yearly Financial Report	27

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Balance Sheet Review continued

Trading liabilities

Trading liabilities increased by 65% to £34,790m at 30 June 2013 (2012: £21,109m). The increase was attributable to increased trading activity relating to securities sold under resale agreements to both banks and customers.

Financial liabilities designated at fair value

Financial liabilities designated at fair value increased by 32% to £5,277m at 30 June 2013 (2012: £4,002m). The increase principally reflected new issuances in the US$4bn Commercial Paper Programme.

Debt securities in issue

Debt securities in issue decreased by 10% to £53,542m at 30 June 2013 (2012: £59,621m) as surplus liquidity was utilised to fund maturing medium term funding.

Retirement benefit obligations

Retirement benefit obligations increased by 51% to £460m at 30 June 2013 (2012: £305m). For Santander UK’s defined benefit pension schemes which had deficits, the key driver of the increase was actuarial losses on liabilities as a result of an increase in RPI inflation market levels. This followed a decision by the Office of National Statistics, in early 2013, not to rebase RPI.

Equity

Total shareholders equity decreased by less than 1% to £12,860m at 30 June 2013 (2012: £12,949m). The decrease was principally attributable to actuarial losses, broadly offset by the retained profit for the period and dividends declared.

SHORT-TERM BORROWINGS

Santander UK includes short-term borrowings within deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the US Securities and Exchange Commission (‘SEC’) as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on Santander UK’s balance sheet. Santander UK’s only significant short-term borrowings are securities sold under repurchase agreements, commercial paper, borrowings from banks, negotiable certificates of deposit, and certain other debt securities in issue. Additional information on short-term borrowings is provided in the table below for the six months ended 30 June 2013 and 2012.

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Securities sold under repurchase agreements
- Period-end balance	23,664	32,742
- Period-end interest rate	0.35%	0.46%
- Average balance(1)	19,740	32,552
- Average interest rate(1)	0.39%	0.40%
- Maximum balance(1)	23,664	37,621
Commercial paper
- Period-end balance	4,687	3,701
- Period-end interest rate	0.47%	0.82%
- Average balance(1)	4,223	3,803
- Average interest rate(1)	0.53%	0.87%
- Maximum balance(1)	4,687	3,921
Borrowings from banks (Deposits by banks)(2)
- Period-end balance	2,374	2,779
- Period-end interest rate	0.00%	0.71%
- Average balance(1)	2,592	3,488
- Average interest rate(1)	0.03%	0.88%
- Maximum balance(1)	3,401	4,910
Negotiable certificates of deposit
- Period-end balance	2,336	2,054
- Period-end interest rate	1.96%	1.67%
- Average balance(1)	2,299	2,345
- Average interest rate(1)	1.77%	1.73%
- Maximum balance(1)	2,724	2,576
Other debt securities in issue
- Period-end balance	4,661	4,548
- Period-end interest rate	2.92%	2.65%
- Average balance(1)	6,578	5,283
- Average interest rate(1)	2.90%	2.64%
- Maximum balance(1)	8,308	5,518

(1)	Calculated using monthly data.
(2)	The period-end deposits by banks balance includes non-interest bearing items in the course of transmission of £586m (30 June 2012: £423m).

28	Santander UK plc 2013 Half Yearly Financial Report

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Balance Sheet Review continued

Santander UK issues commercial paper generally in denominations of not less than US$50,000, with maturities of up to 365 days. Commercial paper is issued by Abbey National Treasury Services plc and Abbey National North America LLC.

CAPITAL MANAGEMENT AND RESOURCES

Capital management and capital allocation

Santander UK adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. Details of Santander UK’s objectives, policies and processes for managing capital, including the capital table, can be found in Note 29 to the Condensed Consolidated Interim Financial Statements.

Capital and risk management disclosures required by Pillar 3

Banco Santander, S.A. is supervised by the Banco de España (the Bank of Spain) on a consolidated basis. Santander UK has applied Banco Santander, S.A.’s approach to capital measurement and risk management in its implementation of Basel II. As a result, Santander UK has been classified as a significant subsidiary of Banco Santander, S.A. at 30 June 2013. Further information on the Basel II risk measurement of Santander UK’s exposures is included in Banco Santander, S.A.’s Pillar 3 report.

Scope of Santander UK’s capital adequacy

Santander UK is a UK banking group effectively subject to two tiers of supervision. Santander UK is subject to prudential supervision by both the Prudential Regulation Authority (‘PRA’) as one of the successors to the Financial Services Authority (‘FSA’) (as a UK authorised bank) and the Banco de España (as a member of the Banco Santander group). As a PRA regulated entity, Santander UK is expected to satisfy the PRA capital requirements on a standalone basis. Similarly, Santander UK must demonstrate to the PRA that it can withstand capital stress tests without parental support. Reinforcing the corporate governance framework adopted by Santander UK, the PRA exercises oversight through its rules and regulations on the Santander UK plc Board and senior management appointments.

The basis of consolidation for prudential purposes is the same as the basis of consolidation for financial statement purposes. Consequently, the results of significant subsidiaries regulated by the PRA are included in Santander UK’s capital adequacy disclosures. Capital transferability between Santander UK’s subsidiaries is managed in accordance with Santander UK’s corporate purpose and strategy, its risk and capital management policies and with regard to UK legal and regulatory requirements. There are no other current or foreseen material practical or legal impediments to the prompt transfer of capital resources or repayment of liabilities when due between the Company and its subsidiaries.

Santander UK plc 2013 Half Yearly Financial Report	29

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Balance Sheet Review continued

Regulatory capital resources

The table below analyses the composition of Santander UK’s regulatory capital resources. The calculations are consistent with Santander UK’s regulatory filings.

	30 June 2013 £m	31 December 2012 £m
Shareholders’ equity:
Shareholders equity per consolidated balance sheet	12,860	12,949
Preference shares	(597)	(597)
Other equity instruments	(297)	(297)

	11,966	12,055

Regulatory adjustments:
Own credit	(53)	(6)
Defined benefit pension adjustment	(6)	(164)
Cash flow hedging	45	—
Unrealised profits on available-for-sale securities	18	(1)
Other	9	6

	13	(165)

Core Tier 1 deductions:
Goodwill and intangible assets	(2,328)	(2,325)
50% of excess of regulatory expected losses over impairment (net of tax) (1)	(249)	(224)
50% of securitisation positions	(43)	(39)

	(2,620)	(2,588)

Core Tier 1 capital	9,359	9,302

Other Tier 1 capital:
Preference shares	850	859
Innovative/hybrid Tier 1 securities	947	969
50% of tax benefit on excess of regulatory expected losses over impairment (1)	75	73

	1,872	1,901

Total Tier 1 capital	11,231	11,203

Qualifying Tier 2 capital:
Undated subordinated debt	2,184	2,199
Dated subordinated debt	602	632
Collective provisions on standardised portfolios in accordance with regulatory requirements	257	261

	3,043	3,092

Tier 2 deductions:
50% of securitisation positions	(43)	(39)
50% of excess of regulatory expected losses over impairment (gross of tax) (1)	(324)	(297)

	(367)	(336)

Total regulatory capital	13,907	13,959

(1)

The excess of regulatory expected losses over impairment losses and the related tax effect are treated for capital purposes as follows: 50% of regulatory expected losses over impairment net of tax (£249m) is treated as a Core Tier 1 deduction, 50% of the tax effect of regulatory expected losses over impairment (£75m) is treated as other Tier 1 capital and 50% of regulatory expected losses over impairment gross of tax (£324m) is treated as a Tier 2 deduction.

Movements in regulatory capital during the period are described on page 32.

Risk-weighted assets

The tables below analyse the composition of Santander UK’s risk-weighted assets. The calculations are consistent with Santander UK’s regulatory filings.

Risk-weighted assets by risk	30 June 2013 £m	31 December 2012 £m
Credit risk	60,906	62,034
Counterparty risk	2,146	2,243
Market risk	4,084	4,071
Operational risk	8,247	8,176

Total risk-weighted assets	75,383	76,524

Risk-weighted assets by division	30 June 2013 £bn	31 December 2012 £bn
Retail Banking	37.1	37.6
Corporate Banking	25.4	24.1
Markets	4.5	4.9
Corporate Centre	8.4	9.9

Total risk-weighted assets	75.4	76.5

30	Santander UK plc 2013 Half Yearly Financial Report

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Balance Sheet Review continued

Risk-weighted assets by division may be further analysed as follows:

	30 June 2013				31 December 2012
	Balance sheet amount £bn	Regulatory exposure £bn	Risk weighting %	Risk weighted assets £bn	Balance sheet amount £bn	Regulatory exposure £bn	Risk weighting %	Risk weighted assets £bn
Retail Banking
- Secured lending	152.3	161.6	14.5	23.4	156.6	164.4	14.4	23.6
- Unsecured lending	7.3	10.8	79.6	8.6	7.5	10.7	82.2	8.8
- Operational risk				5.1				5.2

Corporate Banking
- Customer assets	21.0	26.3	83.5	22.0	19.6	24.6	85.8	21.1
- Non-customer assets(1)	28.5	1.4	24.1	0.3	16.0	1.3	33.8	0.4
- Market risk				1.8				1.3
- Operational risk				1.3				1.3

Markets
- Credit risk	0.1	0.1	33.0	—	0.1	0.1	39.8	—
- Counterparty risk	24.8	5.3	35.8	1.9	28.1	6.2	29.5	1.8
- Market risk				2.2				2.7
- Operational risk				0.4				0.4

Corporate Centre
- Customer assets(2)	10.4	11.8	26.3	3.1	11.0	13.3	29.3	3.9
- Core liquid assets(3)	35.0	38.0	—	—	36.9	34.8	—	—
- Operational risk				1.1				1.0

Intangible assets & securitisation deductions	2.3				2.4

Other assets(4)	16.2	9.5	44.2	4.2	14.8	9.8	51.0	5.0

	297.9	264.8		75.4	293.0	265.2		76.5

(1)	Non-customer assets principally consist of the securities lending/borrowing and repo businesses of the money markets product area.
(2)	Customer assets in Corporate Centre largely comprise Social Housing.
(3)	Regulatory exposure of liquid assets includes reverse repurchase agreements collateralised by UK Government securities.
(4)	The balance sheet amounts of other assets have not been allocated segmentally, although the RWA’s have been allocated to Corporate Centre.

Regulatory exposure represents the Exposure at Default (‘EAD’) calculated in accordance with the PRA Prudential sourcebook for Banks, Building Societies and Investment Firms (known as ‘BIPRU’). EAD for customer assets includes unutilised credit facilities and is adjusted for a credit conversion factor (‘CCF’). EAD for repurchase, reverse repurchase, securities financing and derivative transactions are calculated net of any associated collateral and are adjusted for regulatory changes and potential future exposure adjustments (‘PFE’) where applicable.

Santander UK applies Basel II to the calculation of its capital requirement. In addition, Santander UK applies the Retail Internal Ratings-Based (‘IRB’) and Advanced Internal Ratings-Based (‘AIRB’) approaches to certain of its credit portfolios. Residential lending capital resources requirements include securitised residential mortgages.

During the six months ended 30 June 2013, risk-weighted assets (‘RWAs’) reduced slightly. This reflected a decrease in credit risk RWA’s as a result of managed reductions in selected higher risk elements of the residential mortgage portfolio and other customer loans, partially offset by an increase in Corporate Banking credit risk RWA’s.

Key capital ratios

The calculations of capital are consistent with Santander UK’s regulatory filings. Ratios are calculated by taking the relevant capital resources as a percentage of risk-weighted assets.

The table below summarises Santander UK’s capital ratios under Basel II:

	30 June 2013%	31 December 2012%
Core Tier 1	12.4	12.2
Total capital	18.4	18.2

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Movements in regulatory capital

Movements in regulatory capital under Basel II during the six months ended 30 June 2013 and the year ended 31 December 2012 were as follows:

	30 June 2013 £m	31 December 2012 £m
Core Tier 1 capital
Opening amount	9,302	8,861

Contribution to Core Tier 1 capital from profit for the period/year:
- Consolidated profits attributable to shareholders of the Company	428	939
- Other comprehensive income for the period/year	(319)	(183)
- Tax on comprehensive income	74	42
- Removal of own credit spread (net of tax)	(47)	64
- Removal of comprehensive income available-for-sale reserves and cash flow hedging	64	—

Net dividends	(272)	(507)

Increase in goodwill and intangible assets deducted	(3)	(100)

Pensions	158	52

Other:
- Increase in securitisation positions	(4)	(1)
- (Increase)/decrease in regulatory expected losses	(25)	129
Other	3	6

Closing amount	9,359	9,302

Other Tier 1 capital
Opening amount	1,901	2,637
Other:
- Decrease in preference shares	(9)	(1)
- Decrease in innovative/hybrid Tier 1 securities	(22)	(690)
- Increase/(decrease) in tax benefit on regulatory expected losses	2	(45)

Closing amount	1,872	1,901

Tier 2 capital
Opening amount	2,756	4,489
Other:
- Decrease in undated subordinated debt	(15)	(51)
- Decrease in dated subordinated debt	(30)	(2,106)
- Decrease in unrealised gains and losses on available-for-sale equity securities	—	(9)
- (Decrease)/increase in collective provisions on standardised portfolios	(4)	261

Tier 2 deductions:
- Increase in securitisation positions	(4)	(1)
- (Increase)/decrease in regulatory expected losses	(27)	173

Closing amount	2,676	2,756

Total regulatory capital	13,907	13,959

The changes in Santander UK’s Core Tier 1 capital reflect movements in ordinary share capital, share premium and profits for the six months ended 30 June 2013 and the year ended 31 December 2012 after adjustment to comply with the PRA’s rules. Santander UK complied with the PRA’s capital adequacy requirements during the first half of 2013 and the capital adequacy requirements of its predecessor the FSA in 2012.

During the six months ended 30 June 2013, Core Tier 1 capital increased by £57m to £9,359m (2012: £9,302m). This increase was largely due to profits for the period of £428m, other comprehensive expense after tax of £245m, regulatory pension adjustments of £158m and dividends declared of £272m. The decreases in Santander UK’s Other Tier 1 capital and Tier 2 capital during the six months ended 30 June 2013 principally reflected foreign exchange movements.

During the year ended 31 December 2012, Core Tier 1 capital increased by £441m to £9,302m (2011: £8,861m). This increase was largely due to audited profits for the year of £939m, less dividends declared of £507m. The significant reduction in Santander UK’s Other Tier 1 capital and Tier 2 capital during 2012 principally reflected the capital management exercise undertaken in July 2012.

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LIQUIDITY AND FUNDING

The Board’s risk objective is for Santander UK to be a risk resilient institution at all times, and to be perceived as such by stakeholders, preserving the short and long-term viability of Santander UK. While recognising that a bank engaging in maturity transformation cannot hold sufficient liquidity to cover all possible stress scenarios, the Board requires Santander UK to hold sufficient liquidity to cover extreme but plausible situations. The requirements arising from the PRA’s regulatory liquidity regime are reflected in the Board’s Liquidity Risk Appetite. Liquidity risk is the risk that Santander UK, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost. In the Board’s opinion, working capital is sufficient for its present requirements.

Santander UK primarily generates funding and liquidity through UK retail and corporate deposits, as well as in the financial markets through its own debt programmes and facilities to support its business activities and liquidity requirements. It does this with reliance on the strength of its balance sheet and profitability and its own network of investors. It does not rely on a guarantee from Banco Santander, S.A. or any other member of the Banco Santander group to generate this funding or liquidity. Santander UK does not raise funds to finance other members of the Banco Santander group or guarantee the debts of other members of the Banco Santander group (other than certain of Santander UK plc’s own subsidiaries). As a PRA regulated group, Santander UK is expected to satisfy the PRA liquidity and capital requirements on a standalone basis. Similarly, Santander UK must demonstrate to the PRA that it can withstand liquidity and capital stress tests without parental support.

Sources and uses of liquidity and funding

Santander UK is primarily funded by retail and corporate deposits, rather than by the wholesale markets. We review our loan-to-deposit ratio in order to assess Santander UK’s ability to fund its commercial operations with commercial borrowings, reducing reliance on wholesale markets while improving customer product holdings. The loan-to-deposit ratio represents customer assets (i.e. retail and corporate assets) excluding reverse repos divided by customer liabilities (i.e. retail and corporate deposits) excluding repos. At 30 June 2013, the loan-to-deposit ratio was 125% (2012: 129%). The retail sources primarily originate from the Retail Banking savings business. Although largely callable, these funds provide a stable and predictable core of funding due to the nature of the retail accounts and the breadth of personal customer relationships. Additionally, Santander UK has a strong wholesale funding base, which is diversified across product types and geography.

Through the wholesale markets, Santander UK has active relationships with more than 300 counterparties across a range of sectors, including banks, other financial institutions, corporates and investment funds. Other sources of funding include collateralised borrowings, mortgage securitisations and long-term debt issuance. Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium to long-term funding is accessed primarily through asset securitisation and covered bond arrangements and Santander UK’s euro medium-term note programmes. The major debt issuance programmes are managed by, and in the name of, Abbey National Treasury Services plc on its own behalf (except for the US commercial paper programme, which is managed by, and in the name of, Abbey National North America LLC, a guaranteed subsidiary of Santander UK plc) and are set out in Notes 19 and 20 to the Condensed Consolidated Interim Financial Statements.

The ability to sell assets quickly is also an important source of liquidity for Santander UK. Santander UK holds marketable investment securities, such as central bank, eligible government and other debt securities, which could be disposed of either by entering into sale and repurchase agreements or by being sold to provide additional funding should the need arise. In addition Santander UK has a significant portfolio of whole loans pre-positioned with the Bank of England, which can be converted into additional sources of liquidity at very short notice.

Within the framework of prudent funding and liquidity management, Santander UK manages its commercial banking activities to minimise liquidity risk whilst maintaining its stock of medium-term funding issuance.

Cash flows

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Net cash inflow from operating activities	10,275	11,816
Net cash flow from/(used in) investing activities	282	(4,959)
Net cash flow (used in)/from financing activities	(6,824)	7,403

Net Increase in cash and cash equivalents	3,733	14,260

The major activities and transactions that affected Santander UK’s cash flows during the first six months of 2013 were as follows:

In the six months ended 30 June 2013, the net cash inflow from operating activities of £10,275m resulted from managed reductions in selected higher risk elements of the residential mortgage portfolio and continued deleveraging of the non-core corporate and legacy portfolios. These reductions were partially offset by increases in SME lending, and increased customer loans to large corporate clients through our trade finance business.

In the six months ended 30 June 2013, the net cash inflow from investing activities of £282m resulted primarily from purchases and sales of available-for-sale securities as part of the rebalancing of the liquid asset portfolio.

In the first six months ended 30 June 2013, the net cash outflow from financing activities of £6,824m reflected primarily the issue of debt securities of £13,997m and repayments of debt securities of £20,314m.

Lower activity relating to securities purchased under resale agreements also meant that cash and cash equivalents were lower at 30 June 2013 than at 30 June 2012.

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INTEREST RATE SENSITIVITY

Interest rate sensitivity refers to the relationship between interest rates and net interest income resulting from the periodic repricing of assets and liabilities. The largest administered rate items in Santander UK’s balance sheet are residential mortgages and retail deposits, the majority of which bear interest at variable rates. Santander UK is able to mitigate the impact of interest rate movements on net interest income in Retail Banking by repricing separately the variable rate mortgages and variable rate retail deposits, subject to competitive pressures.

Santander UK also offers fixed-rate mortgages and savings products on which the interest rate paid by or to the customer is fixed for an agreed period of time at the start of the contract. Santander UK manages the margin on fixed-rate products by the use of derivatives matching the fixed-rate profiles. The risk of prepayment is reduced by imposing early termination charges if the customers terminate their contracts early.

Santander UK seeks to manage the risks associated with movements in interest rates as part of its management of the overall non-trading position. This is done within limits as described in the Risk Management Report beginning on page 36.

Changes in net interest income – volume and rate analysis

The following table allocates changes in interest income, interest expense and net interest income between changes in volume and changes in rate for Santander UK for the six months ended 30 June 2013 and 30 June 2012. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities. The variance caused by changes in both volume and rate has been allocated to rate changes.

	Six months ended 30 June 2013 compared to Six months ended 30 June 2012			Six months ended 30 June 2012 compared to Six months ended 30 June 2011
	Total change	Changes due to increase/(decrease) in		Total change	Changes due to increase/(decrease) in
	£m	Volume £m	Rate £m	£m	Volume £m	Rate £m
Interest income
Loans and advances to banks:
- UK	2	10	(8)	18	35	(17)
- Non-UK	2	3	(1)	(8)	(19)	11
Loans and advances to customers:
- UK	(127)	(380)	253	(213)	169	(382)
- Non-UK	—	—	—	—	—	—
Other interest earning financial assets:
- UK	16	37	(21)	—	20	(20)
- Non-UK	1	—	1	—	—	—

Total interest income
- UK	(109)	(333)	224	(195)	224	(419)
- Non-UK	3	3	—	(8)	(19)	11

	(106)	(330)	224	(203)	205	(408)

Interest expense
Deposits by banks:
- UK	(12)	(64)	52	10	87	(77)
- Non-UK	—	—	—	(4)	(4)	—
Deposits by customers - retail demand deposits:
- UK	168	39	129	149	29	120
- Non-UK	(10)	(6)	(4)	(7)	(21)	14
Deposits by customers - retail time deposits:
- UK	(58)	46	(104)	(118)	(95)	(23)
- Non-UK	(37)	(72)	35	8	(3)	11
Deposits by customers - wholesale deposits:
- UK	14	8	6	30	13	17
Subordinated debt:
- UK	16	(53)	69	2	12	(10)
- Non-UK	(18)	(36)	18	1	1	—
Debt securities in issue:
- UK	(95)	(101)	6	246	224	22
- Non-UK	(4)	8	(12)	(8)	(29)	21
Other interest-bearing liabilities:
- UK	4	8	(4)	4	—	4

Total interest expense
- UK	37	(117)	154	323	270	53
- Non-UK	(69)	(106)	37	(10)	(56)	46

	(32)	(223)	191	313	214	99

Net interest income	(74)	(107)	33	(516)	(9)	(507)

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AVERAGE BALANCE SHEET

As period-end statements may not be representative of Santander UK’s activity throughout the period, average balance sheets for Santander UK are presented below. The average balance sheets summarise the significant categories of assets and liabilities, together with average interest rates.

	Six months ended 30 June 2013			Six months ended 30 June 2012
	Average Balance(1) £m	Interest(4, 5) £m	Average rate %	Average Balance(1) £m	Interest(4, 5) £m	Average rate %
Assets
Loans and advances to banks:
- UK	29,770	70	0.47	27,806	68	0.49
- Non-UK	4,862	8	0.33	3,863	6	0.31
Loans and advances to customers:(3)
- UK	190,736	3,506	3.68	201,263	3,633	3.61
- Non-UK	6	—	8.94	7	—	2.90
Other interest earning financial assets:
- UK	6,143	39	1.27	3,404	23	1.35
- Non-UK	289	1	0.69

Total average interest-earning assets, interest income(2)	231,806	3,624	3.13	236,343	3,730	3.16

Impairment loss allowances	(1,792)	—	—	(1,591)	—	—
Trading business	26,320	—	—	27,700	—	—
Assets designated at fair value through profit and loss	3,507	—	—	4,848	—	—
Other non-interest-earning assets	41,621	—	—	42,412	—	—

Total average assets	301,462	—	—	309,712	—	—

Non-UK assets as a % of total	1.71%	—	—	1.25%	—	—

Liabilities
Deposits by banks:
- UK	(9,052)	(84)	1.86	(13,570)	(96)	1.41
- Non-UK	(2)	—	—	(128)	—	—
Deposits by customers - retail demand:
- UK	(74,472)	(947)	2.54	(72,644)	(779)	2.14
- Non-UK	(1,262)	(11)	1.74	(1,468)	(21)	2.86
Deposits by customers - retail time:
- UK	(49,419)	(299)	1.21	(46,442)	(357)	1.54
- Non-UK	(3,549)	(46)	2.59	(6,270)	(83)	2.65
Deposits by customers - wholesale:
- UK	(22,148)	(177)	1.60	(21,603)	(163)	1.51
Bonds and medium-term notes:
- UK	(51,720)	(554)	2.14	(56,094)	(649)	2.31
- Non-UK	(4,357)	(11)	0.50	(3,415)	(15)	0.88
Dated and undated subordinated liabilities:
- UK	(3,539)	(84)	4.75	(5,824)	(68)	2.34
- Non-UK	(243)	(11)	9.05	(643)	(29)	9.02
Other interest-bearing liabilities UK	(324)	(9)	5.56	(176)	(5)	4.52

Total average interest-bearing liabilities, interest expense(2)	(220,087)	(2,233)	2.03	(228,277)	(2,265)	1.98

Trading business	(31,460)	—	—	(30,499)	—	—
Liabilities designated at fair value through profit and loss	(4,902)	—	—	(5,226)	—	—
Non-interest-bearing liabilities:
- Other	(31,921)	—	—	(32,713)	—	—
- Shareholders’ funds	(13,092)	—	—	(12,997)	—	—

Total average liabilities and shareholders’ funds	(301,462)	—	—	(309,712)	—	—

Non-UK liabilities as a % of total	3.12%	—	—	3.85%	—	—

(1)	Average balances are based upon monthly data.
(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the six months ended 30 June 2013 was 105.32% (Six months ended 30 June 2012: 103.53%).
(3)	Loans and advances to customers include non-performing loans. See the “Credit Risk” section of the Risk Management Report.
(4)

The net interest margin for the six months ended 30 June 2013 was 1.20% (Six months ended 30 June 2012: 1.24%). Net interest margin is calculated as annualised net interest income divided by average interest earning assets. This differs from the Banking Net Interest Margin, discussed on page 7, which is calculated as annualised net interest income divided by average commercial assets (including mortgages, unsecured personal loans, corporate loans and overdrafts).

(5)

The interest spread for the six months ended 30 June 2013 was 1.10% (Six months ended 30 June 2012: 1.17%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

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Risk Management Report

THE RISK MANAGEMENT REPORT

This Risk Management Report contains information that forms an integral part of the Condensed Consolidated Interim Financial Statements.

The Risk Management Report consists of:

•	A description of Santander UK’s approach to the management of risk, including its Risk Framework; and

•	Further detail on Santander UK’s key risks, with separate discussions of:

•	Financial risks; and

•	Non-financial risks.

This Risk Management Report focuses on those areas that have changed significantly during the first half of 2013, and represents an update to the Risk Management Report in the 2012 Annual Report, with which it should be read in conjunction. The Risk Management Report in the 2012 Annual Report contains more detailed narrative explanations on the framework, methodologies and processes used which were unchanged during the first half of 2013.

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RISK MANAGEMENT

Introduction

As a significant financial services provider, risk is at the core of Santander UK’s day-to-day activities. The understanding and control of risk is critical for the effective management of the business. Santander UK aims to employ a prudent approach and advanced risk management techniques to facilitate the delivery of robust financial performance, and ultimately build sustainable value for all our stakeholders, including our staff, customers, fixed income investors, shareholders and the communities in which we operate.

Santander UK aims to maintain a predictable medium-low risk profile, consistent with its business model, which is key to the successful achievement of our strategic objectives set out in the 2012 Annual Report.

RISK FRAMEWORK

During 2012, the Board approved a new Risk Framework, setting out enhancements to the management, control and oversight of all risk types in Santander UK. The Risk Framework aims to continue to ensure that risk is managed and controlled on behalf of all our stakeholders. There were no changes to the Risk Framework during the first half of 2013.

The key components of this framework include:

•	Risk definition and structure;

•	Core principles;

•	Governance, roles and responsibilities; and

•	Systems of internal control.

Refer to the 2012 Annual Report for full details of the Risk Framework.

FINANCIAL RISKS

CREDIT RISK

INTRODUCTION

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or counterparty to which Santander UK has directly provided credit, or for which Santander UK has assumed a financial obligation.

Refer to the 2012 Annual Report for full details of credit risk classification and measurement across the credit cycle which are unchanged during 2013.

Approach to forbearance

To support customers that encounter actual or apparent financial difficulties, Santander UK may enter into forbearance arrangements (previously described as restructuring/refinancing). Forbearance arrangements include the granting of temporary or permanent concessions to customers to amend contractual payment amounts or timings. These are made where a customer’s financial position indicates the possibility that satisfactory repayment may not be made within the original terms and conditions of the contract but where analysis suggests that repayment is possible based on revised terms of the loan.

A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession.

Santander UK’s policies and practices are based on criteria which, in the judgement of management, indicate that repayment is likely to continue and that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary. These agreements may be initiated by the customer, Santander UK or by a third party.

Further detail on the approaches and extent of forbearance in each business segment is set out in the subsequent sections of this report. There have been no changes to the definition of forbearance (previously described as restructuring/refinancing in NPL) during the period.

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CREDIT RISK – RETAIL BANKING

INTRODUCTION

Retail Banking offers a wide range of products and financial services to customers through a network of branches, agencies and ATMs, as well as through telephony, e-commerce and intermediary channels. It principally serves personal banking customers, but also services small businesses with an annual turnover of up to £250,000. Retail Banking products include residential mortgage loans, savings and current accounts, credit cards (excluding the co-brand credit cards business) and personal loans as well as a range of insurance products.

Credit risk is the risk of financial loss arising from the default of a customer or counterparty to which Santander UK has directly provided credit, or for which Santander UK has assumed a financial obligation, after realising collateral held.

This section sets out further detail on credit risk in Retail Banking as follows:

•	Customer assets;

•	Residential mortgages:

	•	Managing credit risk;

	•	Higher risk loans;

	•	Credit quality and credit risk mitigation;

	•	Arrears, including non-performing loans;

	•	Forbearance; and

	•	Litigation and recovery.

•	Banking and consumer credit;

•	Finance leases; and

•	Non-performing loans and advances, and forbearance.

Tables within this section have been adjusted, where appropriate, to reflect the presentation of discontinued operations, as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.

MANAGEMENT’S APPROACH TO CREDIT RISK IN RETAIL BANKING

Management’s approach to credit risk in Retail Banking has not changed during 2013. For further details refer to page 80 of the 2012 Annual Report.

RETAIL BANKING – CUSTOMER ASSETS

An analysis of Retail Banking customer assets is presented below.

	30 June 2013 £bn	31 December 2012 £bn
Advances secured on residential properties(1)	152.3	156.6
Unsecured loans:
- Overdrafts(2)	0.5	0.5
- Unsecured lending(2)	2.2	2.3
- Credit cards (2) (4)	1.5	1.4
Finance leases(3)	2.0	1.9
Other loans	1.1	1.4

Total	159.6	164.1

(1)	Excludes loans to UK Social Housing associations, which are managed within Corporate Banking and Corporate Centre, accrued interest and other items.
(2)	Overdrafts, UPLs and other loans relating to cards are disclosed within unsecured loans and other loans.
(3)	Additional finance leases of £1.1bn (31 December 2012: £1.1bn) are managed and classified within Corporate Banking.
(4)	Adjusted to reflect the removal of the assets presented as held for sale prior to the completion of the sale as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.

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RESIDENTIAL MORTGAGES

Retail Banking grants mortgage loans for house purchases as well as home improvement loans to new and existing mortgage customers. The property on which the mortgage is secured must always be located within the UK regardless of the destination of the funds.

Geographically, whilst Santander UK has a diverse footprint across the UK, our mortgage exposure is more prevalent in Greater London and Southeast England, representing approximately 50% by value of the total book. Regional house price indices continued to show robust property values in certain areas.

RESIDENTIAL MORTGAGE LENDING(1)

An analysis of movements in Retail Banking mortgage balances is presented below.

	30 June 2013 £bn	31 December 2012 £bn	30 June 2012 £bn
At 1 January	156.6	166.2	166.2
Gross mortgage lending in the period/year	7.9	14.4	8.6
Redemptions and repayments in the period/year	(12.2)	(24.0)	(11.6)

At 30 June / 31 December	152.3	156.6	163.2

(1)	Excludes loans to UK Social Housing associations, which are managed in Corporate Banking and Corporate Centre and accrued interest.

HIGHER RISK LOANS

Santander UK is principally a retail prime lender and does not originate sub-prime or second charge mortgages, or lend on original LTV of over 90% (except in support of UK Government mortgage schemes to a maximum LTV of 95%). The portfolio’s arrears performance has continued to be relatively stable with arrears and loss rates remaining low. Nonetheless, there are some mortgage types that present higher risks than others. These products consist of:

•	Interest-only mortgages;

•	Flexible loans;

•	Loans with loan-to-value >100%; and

•	Buy-to-let loans.

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PRODUCT	DESCRIPTION
• Interest-only

Performance of interest-only mortgages

While the risks with respect to interest-only mortgages are higher than capital repayment mortgages, they are only modestly so. The performance of this significant sub-portfolio has been below that of our standard capital repayment mortgage sub-portfolio, but in line with expectations, as described on pages 42 to 45.

On maturity of interest-only mortgages, a significant majority are repaid in full. The remaining mortgages are forborne, with only a small proportion remaining as interest-only.

In addition, there are loans which have been forborne as interest-only loans as part of our forbearance strategy for customers in financial difficulty. Accordingly, the performance of these mortgages is significantly worse than other interest-only mortgages.

Forbearance of interest-only mortgages

For interest-only mortgages that are performing prior to maturity, the Santander UK group may offer the facility to convert to a standard capital repayment mortgage. For interest-only mortgages that are in arrears or where the customer is up-to-date but has indicated that they are experiencing financial difficulties, the most likely option is a reduced payment arrangement. Such agreements are typically for only a short-term duration, not exceeding 12 months.

For interest-only mortgages reaching maturity, Santander UK may consider a range of options subject to an affordability assessment (i.e. evidence that the customer has the financial resources available to meet the proposed payments). These options can include conversion to a standard capital repayment mortgage or temporarily extending the maturity of the loan in order to reach a solution, such as to allow the sale of the property or await the maturity of a repayment vehicle.

At 30 June 2013, 37% (2012: 31%) of loans which enter forbearance were originally an interest-only mortgage. Whilst the inflows of forbearance decreased across all forbearance types in the first half of 2013 compared to 2012, the change in the mix of forbearance changed, increasing the proportion of accounts that were originally interest-only. In the first half of 2013, a lower proportion of new forbearance arose from interest-only conversions and higher proportion arose from forbearance to interest-only accounts at maturity compared to 2012.

• Flexible loans

Performance of flexible loans

While the risks with respect to flexible loans can be higher than more traditional capital repayment mortgage loans, the performance of this significant sub-portfolio has been stable and has exhibited a lower level of defaults than Santander UK’s other mortgage loans.

Typically, in each month of 2013, less than 1% (2012: less than 1%) of flexible loan customers will have taken a payment holiday and approximately 1.0% (2012: 0.8%) of flexible loan customers are categorised as NPL.

• Loans with loan-to-value >100%

Since 2009, progressively stricter lending criteria have been applied to mortgages at LTVs above 75%. Since 2009, no loans were made with a loan-to-value of more than 100%. In the first half of 2013, 0.7% of new secured loan advances were made with a loan-to-value of more than 90% (0.3% in 2012 and less than 0.1% prior to this) with the introduction of the UK Government-backed New Buy scheme. This is a guarantee scheme that aims to help buyers who have a deposit of at least 5% to buy a new-build home, designed to help more borrowers to secure up to a 95% loan-to-value mortgage on new-build properties (houses and flats) from participating builders in England.

• Buy-to-let

In December 2011, Santander UK re-entered the buy-to-let market via the intermediary channel only, targeting new or small volume investor landlords. The buy-to-let proposition has its own suite of policies against which every application is manually assessed by an underwriter unless it is declined by an automated system decision, and the general principle behind the proposition is that it is self-financing. Buy-to-let mortgages accounted for only 2.7% by value of new mortgages during 2013 (2012: 1.4%). The increase reflected the market trend in the growth of the buy-to-let market.

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MORTGAGE CREDIT QUALITY AND CREDIT RISK MITIGATION

Loan-to-value analysis(1) (2)

	Six months ended 30 June 2013%	Year ended 31 December 2012%
New business
Up to 60%	37	29
>60% - 75%	37	37
>75% - 85%	17	22
>85% - 90%	8	11
>90% - 100%	1	1

	100	100

Simple average(3) loan-to-value of new business (at inception)	62	63
Value weighted average(4) loan-to-value of new business (at inception)	57	59

	30 June 2013%	31 December 2012%
Stock
Up to 60%	40	39
>60% - 75%	27	27
>75% - 85%	16	16
>85% - 90%	6	6
>90% - 100%	6	7
>100% i.e. negative equity	5	5

	100	100

Simple average loan-to-value of stock (indexed)	52	52
Value weighted average loan-to-value of stock (indexed)	48	49
Simple average loan-to-value of impaired loans (indexed)	64	64
Value weighted average loan-to-value of impaired loans (indexed)	61	62
Simple average loan-to-value of unimpaired loans (indexed)	52	52
Value weighted average loan-to-value of unimpaired loans (indexed)	48	48

(1)	Excludes any fees added to the loan, and only includes the drawn loan amount, not drawdown limits.
(2)	Based on HPI indexed values or the results of automated valuation modelling, as appropriate.
(3)	Unweighted average of loan-to-value of all accounts.
(4)	Sum of all loan values divided by sum of all valuations.

30 June 2013 compared to 31 December 2012

During the first half of 2013, the percentage of new business with an LTV of greater than 75% decreased from 34% to 26%, reflecting continued emphasis on rebalancing the LTV mix. Similarly, the average LTV on all completions decreased from 63% to 62%. The value weighted average LTV (calculated by taking the sum of all loan amounts and dividing by the sum of all the valuations) is lower than the simple average at 57% (2012: 59%).

At 30 June 2013, 5% of the retail mortgage portfolio was over 100% LTV. This was unchanged from 2012 due to relatively stable house prices across the country as a whole. Consistent with this, the percentage of the portfolio with a >90%-100% LTV decreased slightly to 6% (2012: 7%), while the percentage of the portfolio with >75% - 85% and >85% - 90% LTVs were unchanged from 2012.

At 30 June 2013, the simple average indexed stock LTV remained unchanged at 52%, and the value weighted average LTV reduced slightly to 48% (2012: 49%). The simple average LTV of impaired loans was unchanged at 64%.

Interest rate structure

	30 June 2013		31 December 2012
	£m	%	£m	%
Stock
Term product - fixed rate	52,353	35	52,583	34
Term product - tracker	12,273	8	17,390	11
Standard variable rate (‘SVR’)	53,325	35	51,419	33
Base rate linked	15,264	10	15,957	10
Flexi(1)	16,646	11	16,894	11
Buy-to-let	2,171	1	2,056	1
Other	262	—	284	—

	152,294	100	156,583	100

(1)

In addition, there were £8,315m (2012: £9,348m) of legacy Alliance & Leicester flexible loan products included in other categories as the product functionality is more limited than the current Santander UK flexi loan product.

30 June 2013 compared to 31 December 2012

During the first half of 2013, the reduction in incentive tracker balances was due to loans coming to the end of the incentive period, with new loans largely on fixed rates.

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Borrower profile(1)

	Six months ended 30 June 2013		Year ended 31 December 2012
	£m	%	£m	%
New business
First-time buyers	1,586	20	3,013	23
Home movers	3,886	49	7,059	54
Remortgagers	2,458	31	2,964	23

	7,930	100	13,036	100

Of which:(2)
- Full interest-only loans	1,019	13	2,435	19
- Part interest-only, part repayment loans	608	8	274	2
- Flexi loans	998	13	1,778	14
- Loans with original LTV >100%	—	—	—	—
- Buy-to-let	196	2	210	2

	30 June 2013		31 December 2012
	£m	%	£m	%
Stock
First-time buyers	29,152	19	29,744	19
Home movers	64,079	42	65,355	42
Remortgagers	58,183	38	60,509	38
Other	880	1	975	1

	152,294	100	156,583	100

Of which: (2)
- Full interest-only loans	52,775	35	55,422	36
- Part interest-only, part repayment loans	16,011	11	16,783	11
- Flexi loans	16,646	11	16,894	11
- Other flexible loans(3)	8,315	6	9,348	6
- Loans with original LTV >100%	372	—	386	—
- Buy-to-let	2,171	1	2,056	1

(1)	Excludes any fees added to the loan, and only includes the drawn loan amount, not drawdown limits.
(2)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.
(3)	Legacy Alliance & Leicester flexible loan products with more limited functionality than the current Santander UK flexi loan product.

30 June 2013 compared to 31 December 2012

During the first half of 2013, pricing strategies increased the proportion of new business with remortgagers from 23% to 31%, more in line with historic levels and the market. Consequently, the proportion of lending to first-time buyers and home movers decreased.

Following LTV restrictions implemented in 2012, the proportion of new interest-only lending remained low compared to historic levels. In addition, the decision was taken to reduce the percentage of new business flexible loans which has now decreased to 8% (2012: 14%). Further, the percentage of new mortgages that were both interest-only and flexible decreased to 2.5% (2012: 5.3%) again reflecting business strategy. The percentage of the mortgage stock that is both interest-only and flexible remained broadly unchanged at 9.9% (2012: 10.0%).

MORTGAGES – ARREARS

The following table analyses mortgage arrears status at 30 June 2013 and 31 December 2012 by volume and value.

	30 June 2013		31 December 2012
	Volume ‘000	Value(1) £m	Volume ‘000	Value(1) £m
Performing	1,423	146,723	1,468	151,084
Early arrears(2)	25	2,661	26	2,733
Late arrears(3)	26	2,781	26	2,638
Properties in possession	1	129	1	128

	1,475	152,294	1,521	156,583

(1)	Excludes accrued interest.
(2)	Early arrears refer to mortgages that are typically between 31 days and 90 days in arrears.
(3)	Late arrears refer to mortgages that are typically over 90 days in arrears.

30 June 2013 compared to 31 December 2012

During the first half of 2013, arrears levels increased slightly by £71m or 1% to £5,442m (2012: £5,371m) primarily due to regulatory-driven policy and reporting changes implemented in early 2012. These changes resulted in a tightening of forbearance policies leading to an increase in arrears stock.

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The following table shows mortgage arrears by volume of accounts (separately for higher risk loans and the remaining loan portfolio) at 30 June 2013 and 31 December 2012.

	Higher risk loans				Remaining portfolio
	Interest-only	Flexible	Original LTV>100%	Buy-to-let		Total
(Percentage of total mortgage loans by number)%		%	%	%	%	%
31 to 60 days in arrears:
31 December 2012	0.49	0.07	—	0.01	0.53	1.10
30 June 2013	0.45	0.07	—	0.01	0.50	1.04
61 to 90 days in arrears:
31 December 2012	0.28	0.04	—	—	0.32	0.63
30 June 2013	0.31	0.05	—	—	0.33	0.67
3 to 6 months in arrears:
31 December 2012	0.43	0.06	—	0.01	0.41	0.89
30 June 2013	0.48	0.07	—	0.01	0.45	0.97
6 to 12 months in arrears:
31 December 2012	0.25	0.04	—	—	0.20	0.50
30 June 2013	0.26	0.05	—	—	0.22	0.52
Over 12 months in arrears:
31 December 2012	0.14	0.03	—	—	0.09	0.29
30 June 2013	0.15	0.03	—	—	0.10	0.30

(1)

Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories. As a result, the total of the mortgage arrears for higher risk loans and remaining loan portfolio will not agree to the total mortgage arrears percentages.

(2)	Interest-only loan segment contains both full interest-only and part-interest-only loans as both of these are considered to be higher risk.

30 June 2013 compared to 31 December 2012

During the first half of 2013, early arrears rates decreased for interest-only mortgages following tightening of new business policy in 2012, but increased slightly across most other categories, in line with expectations. Ongoing de-leveraging and process changes in Collection & Recoveries continued to, and will continue to, contribute to arrears rate trends over the short to medium term. Accounts that are in early arrears (31-90 days) and have a bankruptcy indicator are considered to be NPLs, but for the purposes of the table above these accounts remained in their actual arrears category.

Mortgages – Non-performing loans and advances (‘NPLs’) (1) (2)

	30 June 2013 £m	31 December 2012 £m
Mortgage NPLs - impaired(3)	770	727
Mortgage NPLs - not impaired	2,079	1,992

Mortgage NPLs	2,849	2,719

Mortgage loans and advances to customers	152,294	156,583

Mortgage impairment loan loss allowances	579	552

	%	%
NPLs ratio(4)	1.87	1.74
Coverage ratio(5)	20	20

(1)

Mortgages are classified as non-performing when the counterparty fails to make a payment when contractually due for typically three months or longer or where the account is in early arrears (31 – 90 days) and has a bankruptcy indicator.

(2)	All mortgage NPL balances are UK and continue accruing interest. The data presented excludes accrued interest.
(3)	NPLs against which an impairment loss allowance has been established.
(4)	Mortgage NPLs as a percentage of mortgage loans and advances to customers
(5)	Impairment loan loss allowances as a percentage of NPLs.

30 June 2013 compared to 31 December 2012

During the first half of 2013, the mortgage NPLs ratio increased to 1.87% (2012: 1.74%), in part reflecting the decrease in the stock of mortgage loans and advances in the period, which was due to managed reductions in selected higher risk elements of the residential mortgage portfolio to drive a more balanced mix of lending. The impact of the regulatory-driven policy and reporting changes implemented in early 2012 continued, and is expected to stabilise by the end of 2014. The mortgage NPLs performance reflected the high quality of the mortgage book, a slight reduction in unemployment levels, (although they remained high), and prolonged low interest rates.

At 30 June 2013, impairment loss allowances increased to £579m (2012: £552m) in line with the small increase in NPL balances, maintaining consistent coverage levels at 20% (2012: 20%).

At 30 June 2013, the mortgage NPLs balance of £2,849m (2012: £2,719m) included £497m (2012: £356m) arising from the regulatory-driven policy and reporting changes referred to above.

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Mortgages – NPLs by higher risk loan type(1)

	30 June 2013 £m	31 December 2012 £m
Total mortgages NPLs	2,849	2,719

Of which:
- Interest only loans	1,805	1,736
- Flexi loans	262	232
- Loans with original LTV > 100%	12	13
- Buy-to-let	23	23

(1)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.

30 June 2013 compared to 31 December 2012

The additional NPLs arose from interest-only cases past maturity, where the mortgage, or part of the mortgage, was outstanding. This increase reflected the growing number of such cases reaching maturity.

FORBEARANCE – MORTGAGES

Forbearance on mortgage accounts occurs where the business grants a temporary or permanent concession of contractually agreed terms and conditions to a borrower who has been identified as being in financial difficulty. The aim of this concession is to bring the account back on to sustainable terms where the mortgage can be fully serviced over its lifetime. Concessions are only granted where the customer is able to meet contractual interest payments. In certain limited circumstances, it may be possible for a customer to have their loan forborne more than once. However, the impairment loss allowance on these accounts is calculated based on their highest arrears status in the forbearance period, just by reference to the original contractual terms.

The factors considered when concluding whether a borrower is experiencing financial difficulties can include significant changes in economic circumstances such as the loss of income or employment, and significant changes in personal circumstances such as divorce.

A range of forbearance strategies are employed in order to improve the management of customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. In the retail portfolios, forbearance strategies can include approved debt counselling plans, payment arrangements, capitalisation, term extensions and switches from capital and interest repayments to interest-only payments. Santander UK’s policies and practices are based on criteria which, in the judgement of management, indicate that repayment is likely to continue and that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary. These agreements may be initiated by the customer, by Santander UK or by a third party.

Debt management strategies, which include affordability assessment, use of collection tools, negotiation of appropriate repayment arrangements and debt counselling, can start prior to actual payment default or as early as the day after a repayment is past due and can continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk.

Many of these accounts remain in the performing portfolio but are separately reported and subject to higher provisioning rates. Once forbearance activity has been carried out, the account will exit the forbearance state once sustainability has been evidenced and no incremental material maturity risk has resulted from the forbearance activity.

The aim of this concession is to bring the account back onto sustainable terms where the mortgage can be fully serviced over its lifetime. Outstanding arrears can be added to the loan balance to be repaid over the remaining loan term. This is known as capitalisation, and can be offered to borrowers under the forms of payment arrangements and refinancing (either a term extension or an interest only concession). Term extensions, interest-only conversions and capitalisations, excluding those where a party to the mortgage is deceased, are only granted due to financial difficulties and are reported as forbearance.

There are other loan modifications that have been carried out historically, however these are not included as forbearance as there was no financial difficulty evident at the time of modification and the majority of those modified subsequently continue to perform satisfactorily.

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ACTION	DESCRIPTION
• Payment arrangements	Discretion exists to vary the repayment schedule to allow customers to bring the account up to date. The objective is to bring the account up to date as soon as possible.

• Refinancing

Collections & Recoveries may offer to pay off an existing mortgage and replace it with a new one, only to accounts in arrears or with significant financial difficulties or if a customer is up to date but states they are experiencing financial difficulties. Alternatively, Collections & Recoveries may offer a term extension or interest only concession. The eligibility criteria for restructuring/refinancing are:

(i) If the account is at least one instalment in arrears; or

(ii) If the customer has been consistently underpaying their instalment; or

(iii) If the customer claims a medium-term temporary change in financial circumstances has caused financial difficulties.

• Term extensions

The repayment period/program may be extended to reduce monthly repayments if all other collections tools have been exhausted. Customers may be offered a term extension where they are up-to-date but showing evidence of financial difficulties, or are already in the Collections & Recoveries process. The term can be extended to no more than 40 years and the customer must be no more than 75 years old at the end of the revised term of the mortgage.

• Interest-only concessions

The monthly repayment may be reduced to interest payment only with capital repayment deferred if all other collections tools have been exhausted and a term extension is either not possible or affordable. Customers may be offered an interest only concession where they are up-to-date but showing evidence of financial difficulties, or are already in the Collections & Recoveries process. Interest only concessions are offered up to a two year maximum period, after which a review is carried out. The expectation is that the customer will return to repayment on a capital and interest basis after the expiry of this concession. Agreements are made through the use of a data driven tool including such factors as affordability and customer indebtedness. Periodic reviews of the customer financial situation are undertaken to assess when the customer can afford to return to the repayment method.

• Capitalisations

The customer’s arrears may be capitalised and added to the mortgage balance where the customer is consistently repaying the agreed monthly amounts (typically for a minimum period of 6 months) but where they are unable to increase repayments to repay these arrears over a reasonable period. Term extensions and interest-only concessions can be combined with capitalisation.

Forbearance commenced during the period(1) (2) (3)

The incidence of the main types of mortgage forbearance arrangements described above which commenced during the six months ended 30 June 2013 and the year ended 31 December 2012 was:

	30 June 2013	30 June 2013	31 December 2012	31 December 2012
	£m	% of loans by value	£m	% of loans by value
Capitalisation	37	16	147	21
Term extensions	131	58	355	49
Interest only concessions	59	26	219	30

	227	100	721	100

Of which(4):
- Interest only loans(5)	137	60	337	47
- Flexi loans	32	14	132	18
- Loans with original LTV >100%	1	—	1	—
- Buy-to-let	2	1	5	1

(1)	All mortgages originated by Santander UK are first charge.
(2)	Mortgages are included within the year that they were forborne.
(3)	The figures by year reflect the amount of forbearance activity undertaken during the year irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.
(4)	Where a loan exhibits more than one of the higher risk criteria, it is included in all the applicable categories.
(5)	Only loans which are fully interest-only are included.

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Forbearance cumulative number and value of accounts

a) Payment status when entering forbearance

The status of the cumulative number of accounts in forbearance at 30 June 2013 when they originally entered forbearance, analysed by type of forbearance applied, was:

30 June 2013(1)	Interest only		Term extension		Capitalisation		Total
	No.	£m	No.	£m	No.	£m	No.	£m
Forbearance of NPL	3,166	332	1,100	77	3,233	281	7,499	690
Forbearance of Non-NPL	10,218	1,104	20,059	956	15,206	1,474	45,483	3,534

Total	13,384	1,436	21,159	1,033	18,439	1,755	52,982	4,224

31 December 2012(1)	Interest only		Term extension		Capitalisation		Total
	No.	£m	No.	£m	No.	£m	No.	£m
Forbearance of NPL (2)	3,227	341	1,057	78	3,219	280	7,503	699
Forbearance of Non-NPL (3)	10,390	1,131	19,440	953	14,878	1,466	44,708	3,550

Total	13,617	1,472	20,497	1,031	18,097	1,746	52,211	4,249

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the year.
(2)	Previously described as Restructuring/refinancing in NPL.
(3)	Previously described as Other restructuring/refinancing.

b) Payment status at the period-end

The current status of accounts in forbearance analysed by type of forbearance applied at 30 June 2013 and 31 December 2012 was:

30 June 2013(1)	Interest only		Term extension		Capitalisation		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	No.	£m	£m
In arrears	4,834	540	2,565	198	5,796	544	13,195	1,282	68
Performing	8,550	896	18,594	835	12,643	1,211	39,787	2,942	67

Total	13,384	1,436	21,159	1,033	18,439	1,755	52,982	4,224	135

Proportion of portfolio	0.9%	0.9%	1.4%	0.7%	1.3%	1.2%	3.6%	2.8%	—

31 December 2012(1)	Interest only		Term extension		Capitalisation		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	No.	£m	£m
In arrears	5,005	555	2,627	206	5,527	514	13,159	1,275	68
Performing	8,612	917	17,870	825	12,570	1,232	39,052	2,974	51

Total	13,617	1,472	20,497	1,031	18,097	1,746	52,211	4,249	119

Proportion of portfolio	0.9%	0.9%	1.4%	0.7%	1.2%	1.1%	3.4%	2.7%	—

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the period.

30 June 2013 compared to 31 December 2012

The incidence of forbearance commencing in the period reduced following a tightening of forbearance policies, primarily due to regulatory-driven policy and reporting changes implemented in early 2012.

At 30 June 2013, the stock of mortgage accounts that had either had their term extended or converted to interest-only was broadly unchanged and amounted to less than 3% of all mortgage accounts, both by number and value (2012: less than 3%).

Levels of adherence to revised payment terms agreed under Santander UK’s forbearance arrangements stabilised during the first half of 2013, in line with the rate seen during 2012 at approximately 66% by value (2012: 67%) and 75% by volume (2012: 75% by volume) of the accounts in forbearance. When forbearance activities began, only 58% (2012: 58%) of these accounts, including other accounts that were in early arrears (rather than in NPL) when they entered forbearance, were performing in accordance with the original contractual terms. The improvement in the percentage of accounts performing supports Santander UK’s view that its forbearance arrangements provide an important tool to improve the prospects of recovery of amounts owed. In addition, it is likely that some of the accounts which were in early arrears at the time of the initial forbearance would have otherwise deteriorated into NPL. A customer’s ability to adhere to any revised terms agreed is an indicator of the sustainability of Santander UK’s forbearance arrangements.

At 30 June 2013, the proportion of accounts that had been in forbearance for more than six months that had made their last six months’ contractual payments improved slightly to 80% (2012: 77%). Furthermore, the accounts in forbearance classified as performing remained stable at just under £3.0bn or 70% by value (2012: £3.0bn or 70% by value). The weighted average LTV of all accounts in forbearance was 42.7% (2012: 43.5%) compared to the weighted average portfolio LTV of 48.1% (2012: 48.5%). Those accounts that reach the end of the concessionary forbearance period continue to show a good propensity to return to full repayments in accordance with the original contractual terms after the period of financial difficulty has passed.

At 30 June 2013, impairment loss allowances as a percentage of the balance of accounts for the overall mortgage portfolio was 0.38% (2012: 0.35%). The equivalent ratio for accounts in forbearance which were performing was 2.28% (2012: 1.71%), and for accounts in forbearance which were in arrears was 5.30% (2012: 5.33%). The higher ratios for accounts in forbearance reflected the higher levels of impairment loss allowances held, as a result of the higher risk characteristics inherent in such accounts.

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c) Performing accounts by duration of forbearance activities

The tables below provide a further analysis of the accounts in forbearance at 30 June 2013 and 31 December 2012 that are classified as performing by length of time since they entered forbearance.

30 June 2013 - Values	0 to 6 months	> 6 to 12 months	> 12 to 18 months	> 18 to 24 months	More than 24 months	Total
	£m	£m	£m	£m	£m	£m
Capitalisation	14	12	40	94	1,051	1,211
Term extensions	82	88	113	88	464	835
Interest only concessions	21	35	74	57	709	896

Total	117	135	227	239	2,224	2,942

Proportion of forborne performing accounts (%)	4%	5%	8%	8%	75%	100%

30 June 2013 - Volumes	0 to 6 months	> 6 to 12 months	> 12 to 18 months	> 18 to 24 months	More than 24 months	Total
	No.	No.	No.	No.	No.	No.
Capitalisation	132	133	345	850	11,183	12,643
Term extensions	2,740	1,837	2,355	1,846	9,816	18,594
Interest only concessions	172	313	702	532	6,831	8,550

Total	3,044	2,283	3,402	3,228	27,830	39,787

Proportion of forborne performing accounts (%)	8%	6%	9%	8%	69%	100%

31 December 2012 - Values	0 to 6 months	> 6 to 12 months	> 12 to 18 months	> 18 to 24 months	More than 24 months	Total
	£m	£m	£m	£m	£m	£m
Capitalisation	11	36	110	147	928	1,232
Term extensions	85	131	114	101	394	825
Interest only concessions	18	68	70	74	687	917

Total	114	235	294	322	2,009	2,974

Proportion of forborne performing accounts (%)	4%	8%	10%	11%	67%	100%

31 December 2012 - Volumes	0 to 6 months	> 6 to 12 months	> 12 to 18 months	> 18 to 24 months	More than 24 months	Total
	No.	No.	No.	No.	No.	No.
Capitalisation	122	306	981	1,294	9,867	12,570
Term extensions	2,041	2,870	2,443	2,315	8,201	17,870
Interest only concessions	152	632	634	709	6,485	8,612

Total	2,315	3,808	4,058	4,318	24,553	39,052

Proportion of forborne performing accounts (%)	6%	10%	10%	11%	63%	100%

The sustainability of Santander UK’s forbearance arrangements at 30 June 2013 was further demonstrated by the fact that 78% by volume and 84% by value, of the accounts in forbearance classified as performing arose from forbearance undertaken more than 18 months previously (2012: 74% by volume and 78% by value).

MORTGAGES – LITIGATION AND RECOVERY

The account is escalated to the litigation and recovery phase when a customer is unwilling or unable to adhere to an acceptable agreement regarding arrears. Santander UK will consider delaying referral to litigation, or delaying action once in litigation under certain circumstances, such as where the customer presents evidence that the mortgage will be redeemed or the arrears cleared, or where the mortgage has a very low balance and arrears, or where the customer is making a regular payment of at least the instalment amount. These policies exist to ensure that repossession is only used as a last resort.

Repossessed properties (collateral)

The following tables set forth information on properties in possession at 30 June 2013 and 31 December 2012 as well as the carrying amount of assets obtained as collateral. Two independent valuations are requested on all possessions and form the basis for impairment reserving. Where the valuations are still pending, the latest losses experienced are used to assess the impairment reserves. This, together with the additional disposal costs considered, ensures that anticipated losses inherent in the stock of possession are appropriate in relation to the current economic conditions.

	Number of properties	Value	Percentage of total mortgage loans by number
Properties in possession	No.	£m	%
31 December 2012	924	128	0.06
30 June 2013	867	129	0.06

Application of impairment loss methodology to accounts in arrears and collection

A detailed description of the application of Santander UK’s impairment loss methodology to accounts in arrears and collection is set out in Note 1 of the 2012 Annual Report.

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BANKING AND CONSUMER CREDIT

Santander UK also provides current account facilities, including overdrafts, together with unsecured personal loans (‘UPLs’), credit cards (excluding the co-brand credit cards business), finance leases, unsecured business loans, and other forms of consumer finance.

UNSECURED LENDING

Santander UK uses a range of systems, risk tools and information sources to manage the risks involved in unsecured personal lending. These include the use of application and behavioural scoring systems as part of the assessment and granting of credit facilities as well as regular monitoring of scorecard performance and the quality of the unsecured lending portfolios.

Non-performing loans and advances (1) (2)

The following table presents NPLs in respect of overdrafts, UPLs, unsecured business loans, and other forms of consumer finance (excluding finance leases). Credit cards and finance leases are presented separately below.

	30 June 2013 £m	31 December 2012 £m
Unsecured lending NPLs - impaired(3)	84	94
Unsecured lending NPLs - not impaired	19	18

Unsecured lending NPLs	103	112

Unsecured loans and advances to customers(4)	3,813	4,214

Unsecured lending impairment loan loss allowances	225	228

	%	%
NPLs ratio(5)	2.70	2.65
Coverage ratio (6)	218	204

(1)	Unsecured lending is classified as non-performing when the customer fails to make a payment when contractually due for three months or longer.
(2)	All unsecured lending NPL balances are UK and continue accruing interest. The data presented excludes accrued interest.
(3)	NPLs against which an impairment loss allowance has been established.
(4)	Includes unsecured personal loan balances of £2.1bn (2012: £2.3bn) consisting of gross lending in the period of £0.5bn (2012: £1.1bn) and redemptions/repayments in the period of £0.7bn (2012: £1.7bn).
(5)	Impairment loan loss allowances as a percentage of NPLs.
(6)

The coverage ratio, as recognised across the unsecured lending industry, is based on the total impairment loan loss allowances relative to the stock of NPLs. Total loan loss allowances will relate to early arrears as well as performing assets and hence, the ratio exceeds 100%.

30 June 2013 compared to 31 December 2012

During the first half of 2013, NPLs as a percentage of UPLs and advances to customers increased to 2.70% (2012: 2.65%) as a result of the lower asset base. The level of NPLs decreased to £103m at 30 June 2013 (2012: £112m), as the older vintage portfolio with higher loss levels has almost matured, with most of the asset base consisting of recent higher credit quality vintage. The coverage ratio increased slightly to 218% at 30 June 2013 (2012: 204%).

FORBEARANCE

At 30 June 2013 and 31 December 2012, the proportion of the stock of UPLs for which term extensions had been agreed was less than 1% by number and value. Forbearance options for the unsecured portfolio are focused on agreeing an affordable repayment plan taking into account an individual customer’s particular circumstances. See the accounting policy “Impairment of Financial Assets” in Note 1 to the 2012 Annual Report for details of how impairment losses are calculated for the unsecured portfolio subject to forbearance.

CREDIT CARDS

Credit card applications are assessed via a combination of credit policy rules and scoring models to determine acceptance decisions and assign appropriate credit limits. Behavioural scoring and trigger events identified through a wide variety of internal performance and credit bureau data are utilised to inform ongoing portfolio management decisions such as credit line management and transaction authorisation.

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Non-performing loans and advances(1) (2)

The following table presents NPLs in respect of Santander and cahoot brand credit cards, but excludes co-brand credit cards, which were managed in Corporate Centre prior to the completion of deals to sell the business in 2013.

	30 June 2013 £m	31 December 2012(6) £m
Credit cards NPLs - impaired(3)	36	30
Credit cards NPLs - not impaired	7	12

Credit cards NPLs	43	42

Credit cards loans and advances to customers	1,500	1,420

Credit card impairment loan loss allowances	88	86

	%	%
NPLs ratio(4)	2.87	2.96
Coverage ratio(5)	204	204

(1)

Credit card loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or where it is deemed probable that this will occur in the near future.

(2)	All credit card NPL balances are UK and continue accruing interest. The data presented excludes accrued interest.
(3)	NPLs against which an impairment loss allowance has been established.
(4)	Credit cards NPLs as a percentage of credit cards loans and advances to customers.
(5)

The coverage ratio as recognised across the credit card industry is based on the total impairment loan loss allowances relative to the stock of NPLs. Total loan loss allowances will relate to early arrears as well as performing assets and hence, the ratio exceeds 100%.

(6)	Adjusted to reflect the presentation of the assets held for sale prior to the completion of the sale as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.

30 June 2013 compared to 31 December 2012

During the first half of 2013, the value of NPLs was stable, while advances increased by 6% resulting in a reduction of the NPLs as a percentage of loans and advances to customers to 2.87% (2012: 2.96%).

FORBEARANCE

At 30 June 2013, accounts in forbearance were broadly unchanged at 1.13% by volume and 2.32% by value (2012: 1.15% by volume and 2.27% by value).

FINANCE LEASES

Santander UK enters into finance leasing arrangements primarily for the financing of motor vehicles. The leasing arrangements are collateralised on the vehicles themselves. In addition, customers pay a cash deposit, so the majority of the loans are over-collateralised. In arrangements where Santander UK retains an interest in the residual value of a vehicle then industry standard valuations for the value of the vehicle at the end of the lease period are used to ensure that the collateral value is appropriate.

Non-performing loans and advances (1) (2)

	30 June 2013 £m	31 December 2012 £m
Finance leases NPLs - impaired(3)	7	7
Finance leases NPLs - not impaired	2	2

Finance leases NPLs	9	9

Finance leases loans and advances to customers	1,997	1,908

Finance leases impairment loan loss allowances	41	42

	%	%
NPLs ratio(4)	0.46	0.48
Coverage ratio(5)	445	457

(1)	Finance leases are classified as non-performing when the counterparty fails to make a payment when contractually due for three months or longer.
(2)	All finance lease NPL balances are UK and continue accruing interest. The data presented excludes accrued interest.
(3)	NPLs against which an impairment loss allowance has been established.
(4)	Finance leases NPLs as a percentage of finance leases loans and advances to customers.
(5)

The coverage ratio as recognised across the finance leases industry is based on the total impairment loan loss allowances relative to the stock of NPLs. Total loan loss allowances will relate to early arrears as well as performing assets and hence, the ratio exceeds 100%.

30 June 2013 compared to 31 December 2012

During the first half of 2013, NPLs as a percentage of loans and advances to customers reduced slightly to 0.46% (2012: 0.48%).

The coverage ratio reduced to 445% (2012: 457%) due to the reduction in impairment loan loss allowances. This reduction was attributed to a decrease in the residual value provision reflecting the continued improvement in used car prices in the period.

FORBEARANCE

There is no significant forbearance activity within the finance lease business.

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RETAIL BANKING – NON-PERFORMING LOANS AND ADVANCES (1) (2)

An analysis of Retail Banking NPLs is presented below.

	30 June 2013 £m	31 December 2012(6) £m
Retail Banking NPLs that are impaired(3)	896	858
Retail Banking NPLs that are not impaired	2,108	2,024

Retail Banking NPLs	3,004	2,882

Retail Banking loans and advances to customers	159,605	164,126

Retail Banking impairment loan loss allowances	932	908

	%	%
NPLs ratio(4)	1.88	1.76
Coverage ratio(5)	31	32

(1)

Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer. See earlier NPL tables for mortgages, unsecured lending, credit cards, and finance leases for definitions for specific products.

(2)	All Retail Banking NPL balances are UK and continue accruing interest. The data presented excludes accrued interest.
(3)	NPLs against which an impairment loss allowance has been established.
(4)	Retail Banking NPLs as a percentage of Retail Banking loans and advances to customers.
(5)	Impairment loan loss allowances as a percentage of NPLs.
(6)	Adjusted to reflect the presentation of the assets held for sale prior to the completion of the sale as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.

Movements in NPLs during the period are set out in the table below. Transfers ‘in’ represent loans which have fallen into arrears during the year and have missed three or more monthly payments. Transfers ‘out’ represent loans that have returned to performing status, or have been redeemed in full, or have proceeded to litigation and the property repossessed and sold, and the loan written off.

£m
At 1 January 2013	2,882
Transfers in to NPL	990
Transfers out of NPL:
- Forbearance	(15)
- Change in arrears/return to performing status	(663)
- Loan repayments/redemptions	(136)
- Write-offs	(255)
Effect of changes in policies (1)	201

At 30 June 2013	3,004

(1)	The effect in 2013 of regulatory-driven policy and reporting changes implemented in early 2012, of which £141m relates to changes in mortgages collections policy and £60m relates to reporting changes.

30 June 2013 compared to 31 December 2012

During the first half of 2013, the NPL ratio increased to 1.88% (2012: 1.76%), in part reflecting the decrease in the stock of loans and advances in the period. The impact of the regulatory-driven policy and reporting changes implemented in early 2012 continued, and is expected to stabilise by the end of 2014.

The coverage ratio remained stable at 31% (2012: 32%) as higher impairment loss allowances were offset by the increase in NPL balances. Performance reflected a stable secured and unsecured portfolio, a result of both the quality of the portfolio and stable economic variables.

The coverage ratio reflects the fact that mortgages, which inherently have a lower coverage ratio than unsecured products, represented 95% of Retail Banking loans and advances to customers at 30 June 2013.

Interest income recognised on impaired loans amounted to £43m during the six months ended 30 June 2013 (six months ended 30 June 2012: £43m).

RETAIL BANKING – FORBEARANCE

At 30 June 2013, the carrying amount of financial assets that are currently performing and have been forborne was £2,963m (2012: £3,007m).

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CREDIT RISK – CORPORATE BANKING

INTRODUCTION

Corporate Banking offers a wide range of products and financial services to customers through a network of regional business centres and through telephony and e-commerce channels. Corporate Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission and asset finance.

The SME and mid corporate business principally serves small and medium enterprises with an annual turnover of more than £250,000 up to £50m (‘SMEs’), and other corporate customers with an annual turnover of up to £500m. This also includes real estate lending.

The Large Corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to large multinational corporate customers with an annual turnover of more than £500m. Lending includes syndicated loans and structured finance. Transactional banking includes trade finance and cash management. Money market activities include securities lending/borrowing and repos.

Credit risk arises by Corporate Banking making loans, investing in other financial instruments or entering into financing transactions or derivatives.

This section sets out further detail on credit risk in Corporate Banking as follows:

•	Assets;

•	Committed exposures;

•	Credit risk mitigation;

•	Monitoring and recovery management;

•	Arrears;

•	Forbearance; and

•	Non-performing loans and advances, and forbearance.

MANAGEMENT’S APPROACH TO CREDIT RISK IN CORPORATE BANKING

Management’s approach to credit risk in Corporate Banking has not changed during 2013. For further details refer to page 98 of the 2012 Annual Report.

CORPORATE BANKING – ASSETS

	30 June 2013 £bn	31 December 2012 £bn	30 June 2012 £bn
Large Corporate - repos	18.5	9.9	16.7
Sovereign	7.3	3.8	5.4
Structured Finance	—	0.4	0.4
Customer Assets:
- Large Corporate loans (excluding repos)	2.8	2.2	3.4
- Mid Corporate and SME(1)	14.3	13.2	9.5
- Social Housing(2)	0.3	0.2	0.1
- Real estate(1)	3.6	3.7	3.9
Other(1)(3)	2.7	2.2	2.8

Total (4)	49.5	35.6	42.2

(1)	Includes corporate loans classified as Loans and advances to customers.
(2)	Consists of bonds classified as financial assets designated at fair value and new loans accounted for at amortised cost. Excludes historic Social Housing loan balances managed in Corporate Centre.
(3)	Includes finance leases classified as Loans and advances to customers.
(4)	Includes Operating lease assets.

In Corporate Banking, credit risk arises on asset balances and off-balance sheet transactions such as committed and undrawn credit facilities or guarantees. Consequently, committed exposures are typically higher than asset balances. However, in the following committed exposures tables, Sovereigns are presented net of short positions, and Large Corporate repos are presented net of repo liabilities. As a result, the committed exposures are smaller than the asset balances above. In addition, in the committed exposures tables, commercial mortgages are included within Real Estate, which reflects the type of risk being monitored, whereas in the asset table above they are classified as SME to reflect the status of the borrower.

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CORPORATE BANKING – COMMITTED EXPOSURES

COMMITTED EXPOSURES BY CREDIT RATING OF THE ISSUER OR COUNTERPARTY(1)(2)

30 June 2013	Sovereign £m	Large Corporate £m	Structured Finance £m	Mid Corporate and SME £m	Real Estate £m	Social Housing £m	Total £m
AAA	1,104	—	—	—	1	—	1,105
AA	3,847	1,125	21	117	185	291	5,586
A	48	3,803	—	1,211	1,198	320	6,580
BBB	502	5,396	38	4,304	2,640	115	12,995
BB	—	569	90	5,820	4,219	—	10,698
B	—	2	173	289	511	—	975
CCC	—	—	40	109	276	—	425
D	—	—	5	156	159	—	320
Other(3)	—	—	—	1,100	395	—	1,495

Total	5,501	10,895	367	13,106	9,584	726	40,179

31 December 2012	Sovereign £m	Large Corporate £m	Structured Finance £m	Mid Corporate and SME £m	Real Estate £m	Social Housing £m	Total £m
AAA	1,132	25	—	—	—	—	1,157
AA	960	361	—	197	164	39	1,721
A	66	3,324	—	1,033	1,321	261	6,005
BBB	—	5,244	32	4,863	2,981	115	13,235
BB	—	471	158	4,168	3,592	—	8,389
B	—	1	72	277	277	—	627
CCC	—	—	101	69	113	—	283
D	—	—	—	157	389	—	546
Other(3)	—	—	—	1,586	963	—	2,549

Total	2,158	9,426	363	12,350	9,800	415	34,512

(1)	The committed exposure includes OTC derivatives.
(2)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.
(3)	Individual exposures of £1m or less.

COMMITTED EXPOSURES BY GEOGRAPHICAL AREA(1)

30 June 2013	Sovereign £m	Large Corporate £m	Structured Finance £m	Mid Corporate and SME £m	Real Estate £m	Social Housing £m	Total £m
UK	—	8,288	143	12,683	9,584	726	31,424
Peripheral eurozone	502	356	23	65	—	—	946
Rest of Europe	2,728	1,335	88	96	—	—	4,247
US	—	324	92	—	—	—	416
Other, including non-OECD	2,271	592	21	262	—	—	3,146

Total	5,501	10,895	367	13,106	9,584	726	40,179

31 December 2012	Sovereign £m	Large Corporate £m	Structured Finance £m	Mid Corporate and SME £m	Real Estate £m	Social Housing £m	Total £m
UK	—	7,519	153	11,948	9,800	415	29,835
Peripheral eurozone	—	263	22	78	—	—	363
Rest of Europe	1,132	1,269	82	96	—	—	2,579
US	—	266	106	—	—	—	372
Other, including non-OECD	1,026	109	—	228	—	—	1,363

Total	2,158	9,426	363	12,350	9,800	415	34,512

(1)	The geographic location is classified by country of domicile of the counterparty.

30 June 2013 compared to 31 December 2012

During the first half of 2013, total commitments increased by £5.7bn or 16% to £40.2bn reflecting continued development of a UK corporate banking franchise.

The increase in sovereign holdings reflected the development of the business in this area. The increased exposures were mainly in the AA category (Japan and France). The increase in BBB exposures reflected the purchase of Italian Government bonds with less than one year maturity as part of short-term markets trading activity.

Large Corporates exposures increased by 16% as a result of the development of the franchise. Growth was focused on the UK, with some diversification in other European and non-European countries with counterparties with good credit quality.

In the Mid Corporate and SME portfolio growth was primarily due to new lending. The increase in exposures in the Social Housing portfolio was primarily due to refinancing. The Real Estate portfolio decreased by 2% reflecting exits and restructurings.

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Commercial Real Estate loans

The Real Estate portfolio at 30 June 2013 was well diversified by sector. Real estate non-performing loans at 30 June 2013 and 31 December 2012 may be further analysed between loans originated pre-2009 and thereafter as follows:

30 June 2013	Original vintage
	Pre-2009	2009 onwards	Total
Total loans	£1,870m	£7,714m	£9,584m
NPLs ratio	21.3%	0.3%	4.4%

31 December 2012	Original vintage
	Pre-2009	2009 onwards	Total
Total loans	£2,463m	£7,337m	£9,800m
NPLs ratio	19.5%	0.2%	5.0%

95% of the NPL balance relates to deals originated pre-2009. The pre-2009 vintage loans were written on terms prevailing in the market at that time which, compared to more recent times, included higher original LTVs, lower interest coverage and exposure to development or letting risk. Following the significant downturn in the commercial real estate market in 2008 and 2009, some of these customers suffered financial stresses resulting in their inability to meet the contractual payment terms or to comply with covenants or to achieve refinancing/repayment at maturity. As a result, the pre-2009 sub-portfolio has experienced higher NPL rates in recent years.

In light of the market deterioration, Santander UK’s lending criteria were significantly tightened from 2009 onwards, with lower LTVs and the avoidance of transactions with material letting or development risks (at 30 June 2013, this element of the portfolio represented only 4% of the total Real Estate portfolio). In addition, while the market remains challenging, prices have not declined significantly further since Santander UK’s lending criteria were tightened. As a result, the sub-portfolio representing loans originating from 2009 onwards continues to perform significantly better than the pre-2009 sub-portfolio.

The weighted average LTV of new deals written in the first half of 2013 was 54% with no deals written with an LTV of 70% or more.

CORPORATE BANKING – CREDIT RISK MITIGATION

At 30 June 2013, the estimated value of collateral held against impaired loans amounted to 42% (2012: 52%) of the carrying amount of impaired loan balances.

CORPORATE BANKING – MONITORING AND RECOVERY MANAGEMENT

Cases exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist (FEVE) process. There are a range of indicators that may trigger a case being added to Watchlist (FEVE), including downturn in trade, covenant breaches, major contract loss, and resignation of key management etc. Such cases are assessed to determine the potential financial implications of these trigger events and in consultation with the borrower, a range of options available is considered which may include temporary forbearance.

In addition, cases that require specialist risk management expertise, including all NPLs, are transferred to a dedicated restructuring team.

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Cases subject to risk monitoring under the Watchlist (FEVE) process or classified as NPL by portfolio at 30 June 2013 and 31 December 2012 were:

30 June 2013		Watchlist (FEVE)							Observed impairment loss allowances
	Portfolio	Enhanced monitoring		Proactive monitoring		Total	NPL	NPL	Watchlist	NPL
	£m	£m	%	£m	%	£m	£m	%	£m	£m
Large Corporate (including Sovereign)	16,447	274	1.7	—	—	274	—	—	—	—
Structured Finance	367	51	13.9	143	39.0	194	26	7.1	66	12
Mid Corporate and SME	13,106	851	6.5	234	1.8	1,085	332	2.5	12	131
Real Estate	9,584	299	3.1	445	4.6	744	420	4.4	18	154
Social Housing	726	—	—	—	—	—	—	—	—	—

Total	40,230	1,475	3.7	822	2.0	2,297	778	1.9	96	297

31 December 2012		Watchlist (FEVE)							Observed impairment loss allowances
	Portfolio	Enhanced monitoring		Proactive monitoring		Total	NPL	NPL	Watchlist	NPL
	£m	£m	%	£m	%	£m	£m	%	£m	£m
Large Corporate (including Sovereign)	11,584	163	1.4	—	—	163	—	—	—	—
Structured Finance	363	72	19.8	161	44.4	233	18	5.0	73	4
Mid Corporate and SME	12,350	798	6.5	397	3.2	1,195	347	2.8	22	129
Real Estate	9,800	376	3.8	397	4.1	773	496	5.1	29	130
Social Housing	415	—	—	—	—	—	—	—	—	—

Total	34,512	1,409	4.1	955	2.8	2,364	861	2.5	124	263

NPLs in the tables above include committed facilities and derivative exposures and therefore are larger than the NPLs in the tables on page 57 which only include drawn balances.

30 June 2013 compared to 31 December 2012

During the first half of 2013, exposures across the majority of Watchlist categories decreased, as older cases were either successfully returned to performing status or were restructured, in some cases through to an exit. In the Large Corporates portfolio, there were no exposures in proactive monitoring status. In the Real Estate portfolio, the overall level of Watchlist cases decreased slightly with a migration of cases subject to enhanced monitoring into proactive monitoring reflecting a small number of cases where concerns have risen, rather than any wider trend of deterioration across the portfolio. In the Mid Corporate and SME portfolio, the overall level of Watchlist cases decreased by approximately 9% overall and by 41% in proactive monitoring as cases have been successfully managed through the process.

During the first half of 2013, NPLs reduced as cases continued to be worked out, particularly within the Real Estate portfolio.

CORPORATE BANKING – ARREARS (1)

	30 June 2013 £m	31 December 2012 £m
Total Corporate Banking loans and advances to customers in arrears	751	795
Total Corporate Banking loans and advances to customers(2)	21,036	19,605
Corporate Banking loans and advances to customers in arrears as a % of Corporate Banking loans and advances to customers	3.57%	4.06%

(1)	Accrued interest is excluded for purposes of these analyses.
(2)	Corporate Banking loans and advances to customers include Social Housing loans and finance leases.

30 June 2013 compared to 31 December 2012

Loans and advances to customers in arrears decreased to £751m (2012: £795m) as older NPL cases were either successfully returned to performing status or were restructured, in some cases through to an exit. Early arrears levels remained at a consistent level. Consequently, loans and advances to customers in arrears as a percentage of loans and advances to customers decreased to 3.57% (2012: 4.06%).

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FORBEARANCE

Forbearance commenced during the period/year

No arrangements have been entered into with respect to sovereign or large corporate counterparties. The accounts that entered forbearance during the period ended 30 June 2013 and year ended 31 December 2012 were:

30 June 2013	Mid Corporate and SMEs	Real Estate	Total
	£m	£m	£m
Forbearance of NPL	8	3	11
Forbearance of Non-NPL	32	61	93

	40	64	104

31 December 2012	Mid Corporate and SMEs	Real Estate	Total
	£m	£m	£m
Forbearance of NPL	46	21	67
Forbearance of Non-NPL	94	161	255

	140	182	322

Forbearance cumulative number and value of accounts

a) Performance status when entering forbearance

The status of the cumulative number of accounts in forbearance at 30 June 2013 and 31 December 2012 when they originally entered forbearance, analysed by their payment status, was:

30 June 2013	Forbearance of NPL		Forbearance of Non-NPL		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	—	—	339	942	339	942	126
In arrears	70	143	—	—	70	143	34

Total	70	143	339	942	409	1,085	160

31 December 2012	Forbearance of NPL		Forbearance of Non-NPL		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	—	—	371	956	371	956	89
In arrears	75	144	—	—	75	144	32

Total	75	144	371	956	446	1,100	121

Debt-for-equity swaps

In addition to the forbearance above, Santander UK has entered into a small number of debt-for-equity swaps where, on occasion, Santander UK may agree to exchange a proportion of the amount owed by the borrower for equity in that borrower. In circumstances where a borrower’s balance sheet is materially over-leveraged but the underlying business is viewed as capable of being turned around, Santander UK may agree to reduce the debt by exchanging a portion of it for equity in the company. This will typically only be done alongside new cash equity being raised, the implementation of a detailed business plan to effect a turnaround in the prospects of the business, and satisfaction with management’s ability to deliver the strategy.

These debt-for-equity swaps amounted to £39m at 30 June 2013 (2012: £46m) and in view of their small size are not included in these analyses.

b) Performance status at the period/year-end

The current status of accounts in forbearance analysed by their payment status, at 30 June 2013 and 31 December 2012 was:

30 June 2013	Forbearance of NPL		Forbearance of Non-NPL		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	36	72	265	652	301	724	20
In arrears	34	71	74	290	108	361	140

Total	70	143	339	942	409	1,085	160

31 December 2012	Forbearance of NPL		Forbearance of Non-NPL		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	38	76	290	644	328	720	13
In arrears	37	68	81	312	118	380	108

Total	75	144	371	956	446	1,100	121

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This data may be further analysed by portfolio, as follows:

Mid Corporate and SME

30 June 2013	Forbearance of NPL		Forbearance of Non-NPL		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	16	47	144	161	160	208	9
In arrears	20	42	49	82	69	124	53

Total	36	89	193	243	229	332	62

31 December 2012	Forbearance of NPL		Forbearance of Non-NPL		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	16	40	160	228	176	268	7
In arrears	16	42	54	98	70	140	38

Total	32	82	214	326	246	408	45

Commercial Real Estate

30 June 2013	Forbearance of NPL		Forbearance of Non-NPL		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	20	26	121	492	141	518	12
In arrears	14	28	25	207	39	235	86

Total	34	54	146	699	180	753	98

31 December 2012	Forbearance of NPL		Forbearance of Non-NPL		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	22	36	130	416	152	452	7
In arrears	21	26	27	214	48	240	69

Total	43	62	157	630	200	692	76

30 June 2013 compared to 31 December 2012

The incidence of forbearance that commenced in the period, which principally related to cases originated in the pre-2009 vintage, decreased as businesses became more effective in adapting to the challenging trading environment without the need to seek forbearance. This was consistent with the trend in Watchlist (FEVE) cases which also reduced during the period.

The volume of forbearance decreased both in the Real Estate and Mid Corporate and SME portfolios as the number of pre-2009 cases continued to work their way through the process.

Accounts that are in forbearance continue to be closely monitored, to ensure that the forbearance arrangements are sustainable. At 30 June 2013, 74% (2012: 74%) of the accounts in forbearance were performing in accordance with the revised terms agreed under the forbearance arrangements. At 30 June 2013, 51% (2012: 51%) of the accounts that were in NPL’s at the time of forbearance, were performing in accordance with the revised terms agreed under the forbearance arrangements. Not all restructures will prove effective, and in certain circumstances, the current market conditions may lead to a second term extension, for example in the case of commercial real estate where it remains difficult to sell or refinance the property.

The level of compliance with revised terms agreed under forbearance arrangements is in line with expectations, recognising the impact of the current challenging market conditions as a consequence of which it is taking longer for cases to return to performing status after forbearance. Those cases where forbearance occurs prior to default, which represent 86% (2012: 86%) of cases, are generally more effective as highlighted in the tables above.

These loans are individually assessed for observed impairment loss allowances. The greater probability of ultimate loss in these circumstances is reflected in the calculation of impairment loss allowances.

A customer’s ability to adhere to any revised terms agreed is an indicator of the sustainability of Santander UK’s forbearance arrangements, although the forbearance is unlikely to be successful in all cases.

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CORPORATE BANKING – NON-PERFORMING LOANS AND ADVANCES(1) (2) (3)

An analysis of Corporate Banking NPLs is presented below.

	30 June 2013 £m	31 December 2012 £m
Corporate Banking NPLs - impaired(4)	754	835

Corporate Banking NPLs	754	835

Corporate Banking loans and advances to customers	21,036	19,605

Corporate Banking impairment loan loss allowances	405	407

	%	%

NPLs ratio(5)	3.58	4.26
Coverage ratio(6)	54	49

(1)

Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or where it is deemed probable that this will occur in the near future.

(2)	Corporate Banking loans and advances to customers include Social Housing loans and finance leases.
(3)	All Corporate Banking NPL balances are UK and continue accruing interest. The data presented excludes accrued interest.
(4)	NPLs against which an impairment loss allowance has been established.
(5)	Corporate Banking NPLs as a percentage of Corporate Banking loans and advances to customers.
(6)	Impairment loan loss allowances as a percentage of NPLs.

Movements in NPLs during the period are set out in the table below. Transfers ‘in’ represent loans which have fallen into arrears during the period and have missed three or more monthly payments. Transfers ‘out’ represent loans that have returned to performing status, or have been redeemed in full, or have proceeded to litigation and the property repossessed and sold, and the loan written off.

2013 £m
At 1 January 2013	835
Transfers in to NPL	190
Transfers out of NPL:
- Loan repayments/redemptions	(219)
- Write-offs	(52)

At 30 June 2013	754

30 June 2013 compared to 31 December 2012

During the first half of 2013, the NPLs ratio decreased to 3.58% (2012: 4.26%) reflecting lower levels of NPLs as a result of several older vintage cases in the Real Estate portfolio having been successfully restructured during the period, combined with the overall growth in the portfolio.

The deal vintage of total NPL stock of £754m at 30 June 2013 comprised pre-2005 (and up to 31 December 2005) vintage of £60m, 2006 vintage of £195m, 2007 vintage of £213m, 2008 vintage of £165m in 2008, 2009 vintage of £29m, 2010 vintage of £73m, 2011 vintage of £15m, 2012 vintage of £4m and 2013 vintage of £nil.

In the first half of 2013, interest income recognised on impaired loans amounted to £7m (six months ended 30 June 2012: £7m).

CORPORATE BANKING – FORBEARANCE

As previously described, loans may be forborne. At 30 June 2013, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been forborne was £75m (2012: £76m).

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CREDIT RISK – MARKETS

INTRODUCTION

Markets offers risk management and other services to financial institutions, as well as other Santander UK divisions. Its main product areas are fixed income and foreign exchange, equity, capital markets and institutional sales. Credit risk arises by Markets entering into derivatives or financing transactions, or investing in other financial instruments.

This section sets out further detail on credit risk in Markets as follows:

•	Assets;

•	Committed exposures;

•	Credit risk mitigation;

•	Monitoring and recovery management; and

•	Forbearance.

MANAGEMENT’S APPROACH TO CREDIT RISK IN MARKETS
Management’s approach to credit risk in Markets has not changed during 2013. For further details refer to page 108 of the 2012 Annual Report.

MARKETS – ASSETS

	30 June 2013 £bn	31 December 2012 £bn
Derivatives	22.5	26.3
UK Treasury bills, equities and other	2.4	1.9

Total	24.9	28.2

Derivative risk exposures are set out in the tables below. Derivatives in the asset table above relate to the derivative assets held on the balance sheet, where only netting permitted by IAS 39 is applied. The derivative risk exposures in the tables below are lower than the balance sheet position because the overall risk exposure is monitored and therefore consideration is taken of margin posted, Credit Support Annexes within ISDA Master Agreements, and master netting agreements and instruments such as reverse repos which reduce the Santander UK group’s exposures.

MARKETS – COMMITTED EXPOSURES

DERIVATIVE COMMITTED EXPOSURES BY CREDIT RATING OF THE ISSUER OR COUNTERPARTY (1)

	30 June 2013 £m	31 December 2012 £m
AAA	43	38
AA	1,856	222
A	2,625	4,135
BBB and below	640	357

Total	5,164	4,752

(1)	External ratings are applied to all exposures where available.

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DERIVATIVE COMMITTED EXPOSURES BY GEOGRAPHICAL AREA

	30 June 2013 £m	31 December 2012 £m
UK	2,249	1,635
Peripheral eurozone	516	364
Rest of Europe	1,128	1,409
US	1,112	1,012
Rest of the world	159	332

Total	5,164	4,752

30 June 2013 compared to 31 December 2012

The change in the mix of exposures from A to AA during the first half of 2013 principally reflected a continued focus on counterparties with higher credit quality.

MARKETS – CREDIT RISK MITIGATION

Markets continued to focus its activities on derivative products, supported by increased collateralisation and use of central counterparties.

PORTFOLIO		DESCRIPTION
•	Derivatives

Collateralisation Cash collateral in respect of derivatives held at 30 June 2013 was £0.7bn (2012: £0.9bn), not all derivative arrangements being subject to collateral agreements. Collateral obtained during the period in respect of purchase and resale agreements (including securities financing) is equal to at least 100% of the amount of the exposure.

Use of Central Counterparties (‘CCPs’) Santander UK continues to use CCPs as an additional means to mitigate counterparty credit risk in derivative transactions. At 30 June 2013, CCPs were used in connection with 16.3% (2012: 6.3%) of Santander UK’s OTC derivatives. This increase was a result of regulatory requirements and market convention driving more business through CCPs.

MARKETS – MONITORING AND RECOVERY MANAGEMENT

Cases exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist (FEVE) system. At 30 June 2013, there were no impaired or non-performing loans or exposures (2012: none) and the assets in the Watchlist (FEVE) Active category amounted to only £33m (2012: £33m).

MARKETS – FORBEARANCE

At 30 June 2013 and 31 December 2012, there were no financial assets that would otherwise be past due or impaired whose terms have been forborne.

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CREDIT RISK – CORPORATE CENTRE

INTRODUCTION

Corporate Centre includes Financial Management & Investor Relations (‘FMIR’) and the non-core corporate and legacy portfolios, as well as the co-brand credit cards business. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value. Deals to sell the co-brand credit cards business were completed in the first half of 2013.

Credit risk arises by Corporate Centre making loans (including to other businesses within Santander UK) and investing in debt securities. Credit risk also arises by Corporate Centre investing in other financial instruments (including assets held for liquidity purposes) or entering into financing transactions or derivative contracts.

This section sets out further detail on credit risk in Corporate Centre as follows:

•	Assets;

•	Committed exposures;

•	Credit risk mitigation;

•	Monitoring and recovery management;

•	Arrears;

•	Forbearance; and

•	Non-performing loans and advances, and forbearance.

MANAGEMENT’S APPROACH TO CREDIT RISK IN CORPORATE CENTRE

Management’s approach to credit risk in Corporate Centre has not changed during 2013. For further details refer to page 111 of the 2012 Annual Report.

CORPORATE CENTRE – ASSETS

	30 June 2013 £bn	31 December 2012 (5) £bn
Sovereign - Balances at central banks (UK and US)	33.1	27.9
- other	4.4	5.1
Structured Products(1)	1.9	1.9
Derivatives	2.5	3.2
Collateral(2)	2.7	4.5
Other assets(3)	3.3	7.2
Customer assets(4)	10.4	11.0

Total	58.3	60.8

(1)

Comprises the Treasury Asset Portfolio. These assets were acquired as part of the transfer of Alliance & Leicester plc to Santander UK in 2008 and as part of an alignment of portfolios across the Banco Santander group in 2010 and are being run down. The assets in the Treasury Asset Portfolio are principally classified as loan and receivable securities, and debt securities designated at fair value through profit or loss.

(2)	Includes inter-segmental collateral balances. This balance represents collateral held and therefore is not included in the tables of exposures below.
(3)	Other assets consist primarily of cash, trading assets and the assets of the co-brand credit cards business classified as discontinued operations.
(4)	See customer assets table below for additional detail of the portfolios within this balance.
(5)	Adjusted to reflect the presentation of the assets held for sale prior to the completion of the sale as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.

Corporate Centre customer assets

	30 June 2013 £bn	31 December 2012 £bn	30 June 2012 £bn
Social Housing(1)	7.4	7.5	7.5
Commercial mortgages	1.3	1.4	1.7
Legacy portfolios in run-off:
- Aviation	0.5	0.6	0.8
- Shipping	0.5	0.7	0.9
- Other	0.7	0.8	1.0

Total	10.4	11.0	11.9

(1)

Social Housing includes loans held at amortised cost and loans designated at fair value through profit or loss. Excludes Social Housing bonds of £0.2bn (2012: £0.2bn) designated at fair value through profit or loss.

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In 2013, Santander UK completed deals to sell its co-brand credit cards business, as described in Note 6 to the Condensed Consolidated Interim Financial Statements. The co-brand credit cards business is accounted for as discontinued operations, and was classified as other assets in the Condensed Consolidated Balance Sheet prior to its sale, and is therefore excluded from the customer assets tables above.

The Corporate Centre assets tables above comprise gross asset balances. The exposure tables below shows the exposures in Corporate Centre after taking into account the credit mitigation procedures described in Markets on page 59 above. In addition, on lending to customers, credit risk arises on assets and off-balance sheet transactions. Consequently, the credit risk exposure below arises from on balance sheet assets, and off-balance sheet transactions such as committed and undrawn credit facilities or guarantees.

CORPORATE CENTRE – COMMITTED EXPOSURES

CORPORATE CENTRE COMMITTED EXPOSURE BY CREDIT RATING OF THE ISSUER OR COUNTERPARTY(1)

30 June 2013	Sovereign £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
AAA	9,457	222	—	—	—	9,679
AA	28,782	859	133	—	2,296	32,070
A	—	1,087	1,574	39	5,623	8,323
BBB and below	—	395	—	2,190	1,386	3,971
Other	—	—	—	1,279	—	1,279

Total	38,239	2,563	1,707	3,508	9,305	55,322

31 December 2012	Sovereign £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
AAA	32,740	257	—	—	—	32,997
AA	283	305	—	—	2,305	2,893
A	—	599	1,443	64	6,049	8,155
BBB and below	—	412	126	2,724	1,258	4,520
Other	—	—	—	1,385	—	1,385

Total	33,023	1,573	1,569	4,173	9,612	49,950

(1)	All exposures are internally rated. External ratings are taken into consideration in the rating process, where available.

CORPORATE CENTRE COMMITTED EXPOSURE BY GEOGRAPHICAL AREA(1)

30 June 2013	Sovereign £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
UK	28,659	812	457	2,609	9,305	41,842
Peripheral eurozone	—	355	—	82	—	437
Rest of Europe	—	636	740	184	—	1,560
US	9,457	428	510	112	—	10,507
Rest of world	123	332	—	521	—	976

Total	38,239	2,563	1,707	3,508	9,305	55,322

31 December 2012	Sovereign £m	Structured Products £m	Derivatives £m	Legacy Portfolios in run-off £m	Social Housing £m	Total £m
UK	31,350	423	437	2,991	9,612	44,813
Peripheral eurozone	—	355	—	90	—	445
Rest of Europe	627	376	676	292	—	1,971
US	763	382	456	193	—	1,794
Rest of world	283	37	—	607	—	927

Total	33,023	1,573	1,569	4,173	9,612	49,950

(1)	The geographic location is classified by country of domicile of the counterparty.

30 June 2013 compared to 31 December 2012

The committed exposures to Sovereigns principally reflect cash at central banks and holdings of highly rated liquid assets as part of normal liquid asset portfolio management, and are concentrated in UK and US exposures. During the first half of 2013, there was a migration of Sovereign exposure from AAA to AA as a result of the UK’s Sovereign downgrade in early 2013. In addition, AAA Sovereign exposure increased to £9.5bn reflecting US Sovereign holdings at 30 June 2013. Similarly, exposures to Structured Products reflect holdings of highly rated corporate bonds and floating rate notes as part of normal liquid asset portfolio management.

The legacy portfolio in run-off continued to reduce in line with the strategy to exit these exposures where the opportunity arises. Commitments reduced by £0.7bn during the period, reflecting decreases across all sub-portfolios, especially shipping, aviation and Infrastructure.

The Social Housing portfolio reduced as a result of successful refinancings.

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CORPORATE CENTRE – CREDIT RISK MITIGATION

The specialist businesses in Corporate Centre service customers in various business sectors including Social Housing and certain legacy portfolios in run-off, including aviation and shipping. At 30 June 2013, the estimated value of collateral held against impaired loans amounted to 60% (2012: 62%) of the carrying amount of impaired loan balances.

CORPORATE CENTRE – MONITORING AND RECOVERY MANAGEMENT

Cases exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist (FEVE) process. There are a range of indicators that may trigger a case being added to Watchlist (FEVE), including deteriorating rating, security value concerns, declining trends, debt service under pressure, downturn in trade, covenant breaches, major contract loss, and resignation of key management. Such cases are assessed to determine the potential financial implications of these trigger events and in consultation with the borrower, a range of options available is considered which may include temporary forbearance.

In addition, cases that require specialist risk management expertise, including all NPLs, are transferred to a dedicated restructuring team.

Cases subject to risk monitoring under the Watchlist (FEVE) process or classified as NPL by portfolio and assessment of risk at 30 June 2013 and 31 December 2012 were:

30 June 2013		Watchlist (FEVE)							Observed impairment loss allowances
	Portfolio	Enhanced monitoring		Proactive monitoring		Total	NPL	NPL	Watchlist	NPL
	£m	£m	%	£m	%	£m	£m	%	£m	£m
Sovereign	38,239	—	—	—	—	—	—	—	—	—
Structured Products	2,563	302	11.8	—	—	302	—	—	—	—
Derivatives	1,707	—	—	—	—	—	—	—	—	—
Legacy portfolios in run-off	3,509	154	4.4	204	5.8	358	404	11.5	68	213
Social Housing	9,305	83	0.9	—	—	83	—	—	—	—

Total	55,323	539	1.0	204	0.4	743	404	0.7	68	213

31 December 2012		Watchlist (FEVE)							Observed impairment loss allowances
	Portfolio	Enhanced monitoring		Proactive monitoring		Total	NPL	NPL	Watchlist	NPL
	£m	£m	%	£m	%	£m	£m	%	£m	£m
Sovereign	33,023	—	—	—	—	—	—	—	—	—
Structured Products	1,573	188	12.0	—	—	188	—	—	—	—
Derivatives	1,569	—	—	—	—	—	—	—	—	—
Legacy portfolios in run-off	4,173	283	6.8	207	5.0	490	518	12.4	152	218
Social Housing	9,612	632	6.6	—	—	632	—	—	—	—

Total	49,950	1,103	2.2	207	0.4	1,310	518	1.0	152	218

NPLs in the tables above include committed facilities and derivative exposures and therefore are larger than the NPLs in the tables on page 64 which only include drawn balances.

30 June 2013 compared to 31 December 2012

During the first half of 2013, exposure in the legacy portfolios in run-off subject to Watchlist monitoring and NPLs reduced as a consequence of the strategy to exit these exposures. Similarly, the level of provision decreased during the first half of the year reflecting disposal of assets. In Social Housing, the value of cases in enhanced monitoring decreased as a result of a small number of large value cases returning to performing status following resolution of governance issues as anticipated.

CORPORATE CENTRE – ARREARS

	30 June 2013 £m	31 December 2012 £m
Corporate Centre loans and advances to customers in arrears	439	490
Corporate Centre loans and advances to customers(1)	10,353	11,002
Corporate Centre loans and advances to customers in arrears as a % of Corporate Centre loans and advances to customers	4.24%	4.45%

(1)	Includes Social Housing loans and finance leases.
(2)	Accrued interest is excluded for purposes of these analyses.

In the first half of 2013, loans and advances to customers in arrears decreased to £439m (2012: £490m) as Santander UK continued to execute the strategy of exiting problem cases through sale of the debt or through sale of the collateral. Loans and advances to customers in arrears as a percentage of loans and advances to customers decreased to 4.24% (2012: 4.45%) as a result of the decrease in arrears described above.

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FORBEARANCE

Forbearance allows a customer, by negotiation, to vary the terms of their contractual obligations for an agreed period (such as interest-only period or term extensions). Santander UK also aims to ensure that after the initial period of financial difficulties the customer can revert to the previous terms, with appropriate support where necessary. These agreements may be initiated by the customer, Santander UK or by a third party.

No forbearance arrangements have been entered into with respect to sovereign, structured products, derivatives or Social Housing counterparties.

Forbearance commenced during the period/year

The accounts that entered forbearance during the period ended 30 June 2013 and year ended 31 December 2012 were:

	30 June 2013 £m	31 December 2012 £m
Forbearance of NPL	25	4
Forbearance of Non-NPL	14	160

	39	164

Forbearance cumulative number and value of accounts

a) Performance status when entering forbearance

The status of the cumulative number of accounts in forbearance at 30 June 2013 and 31 December 2012 when they originally entered forbearance, analysed by their payment status, was:

Legacy Portfolios in run-off

30 June 2013	Forbearance of NPL		Forbearance of Non-NPL		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	—	—	422	412	422	412	90
In arrears	57	89	—	—	57	89	37

Total	57	89	422	412	479	501	127

31 December 2012	Forbearance of NPL		Forbearance of Non-NPL		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	—	—	436	551	436	551	71
In arrears	56	63	—	—	56	63	28

Total	56	63	436	551	492	614	99

b) Performance status at the period/year-end

The current status of accounts in forbearance analysed by their payment status at 30 June 2013 and 31 December 2012 was:

Legacy Portfolios in run-off

30 June 2013	Forbearance of NPL		Forbearance of Non-NPL		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	25	29	337	281	362	310	11
In arrears	32	60	85	131	117	191	116

Total	57	89	422	412	479	501	127

31 December 2012	Forbearance of NPL		Forbearance of Non-NPL		Total		Impairment allowance
	No.	£m	No.	£m	No.	£m	£m
Performing	23	10	349	410	372	420	8
In arrears	33	53	87	141	120	194	91

Total	56	63	436	551	492	614	99

30 June 2013 compared to 31 December 2012

In the first half of 2013, the balance of cases in forbearance reduced as the strategy to exit these cases continued to be executed where the opportunity arose. An element of the residual forborne cases are expected to take longer to exit given their higher risk profile and as a consequence the more limited market appetite for the purchase or refinancing of such assets. The level of impairment allowance held against these cases at 30 June 2013 increased to reflect this.

Accounts that are in forbearance continue to be closely monitored, to ensure that the forbearance arrangements are sustainable. At 30 June 2013, 76% (2012: 76%) of the accounts in forbearance were performing in accordance with the revised terms agreed under Santander UK’s forbearance arrangements. A customer’s ability to adhere to any revised terms agreed is an indicator of the sustainability of Santander UK’s forbearance arrangements.

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CORPORATE CENTRE – NON-PERFORMING LOANS AND ADVANCES (1) (2) (3)

An analysis of Corporate Centre NPLs is presented below.

	30 June 2013 £m	31 December 2012 £m
Corporate Centre NPLs - impaired(4)	388	494
Corporate Centre NPLs - not impaired	—	—

Corporate Centre NPLs(2)	388	494

Corporate Centre loans and advances to customers	10,328	11,002
Corporate Centre impairment loan loss allowances	393	488

	%	%
NPLs ratio(5)	3.75	4.49
Coverage ratio(6)	101	99

(1)

Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or where it is deemed probable that this will occur in the near future.

(2)	Corporate Centre loans and advances to customers include Social Housing loans and finance leases.
(3)	All Corporate Centre NPL balances are UK and continue accruing interest. The data presented excludes accrued interest.
(4)	NPLs against which an impairment loss allowance has been established.
(5)	Corporate Centre NPLs as a percentage of Corporate Centre loans and advances to customers.
(6)	Impairment loan loss allowances as a percentage of NPLs.

Movements in NPLs during the period are set out in the table below. Transfers ‘in’ represent loans which have fallen 90 days past due during the year or are judged to be unlikely to meet their obligations to Santander UK. Transfers ‘out’ represent loans that have returned to performing status, or have been redeemed in full, or have proceeded to litigation and the collateral repossessed and sold, and the residual loan written off.

£m
At 1 January 2013	494
Transfers in to NPL	132
Transfers out of NPL:
- Loan repayments/redemptions	(137)
- Write-offs	(101)

At 30 June	388

30 June 2013 compared to 31 December 2012

At 30 June 2013, the NPLs ratio decreased to 3.75% (2012: 4.49%). This decrease reflected the continuing strategy to exit exposures where possible for this portfolio. This was in part through debt sales or realisation of collateral but also involved an increased level of write-offs in the year to date. There was a further significant portfolio exit during July 2013, reducing NPLs by £92m which is equivalent to a reduction of approximately 1% in the NPL ratio for Corporate Centre.

In the first half of 2013, coverage remained largely unchanged at 101% (2012: 99%) with the profile of cases exited in the period being broadly in line with the profile of the wider portfolio.

In 2013, interest income recognised on impaired loans amounted to £7m (six months ended 30 June 2012: £6m).

CORPORATE CENTRE – FORBEARANCE

As previously described, loans may be forborne. At 30 June 2013, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been forborne was £32m (2012: £10m).

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MARKET RISK

INTRODUCTION

Market risk is the risk of a variation to the capital, economic value or reported income resulting from changes in the variables of financial instruments including interest rate, inflation, equity, credit spread, property and foreign currency. Traded market risk is the risk of losses in on- and off-balance sheet positions arising from movements in market prices. Non-traded market risk includes exposures arising as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short-time horizon.

This section sets out further detail on:

•	Traded market risk; and

•	Non-traded market risk (which is classified as a structural risk and presented in the Structural Risks section).

MANAGEMENT’S APPROACH TO MARKET RISK
•

Santander UK actively manages and controls traded market risk within clearly defined parameters by limiting the impact of adverse market movements whilst seeking to enhance earnings. The organisational structure ensures a segregation of responsibilities between the functions responsible for market risk origination, risk management and control, and risk oversight.

•	A comprehensive set of Santander UK-wide policies, procedures and processes have been developed and implemented to identify, monitor and manage market risk.

•

All material risk exposures must be measured and subject to monitoring against limits and triggers for management action and/or escalation. Market risk limits are approved under Board-delegated authority, and within the market risk appetite.

Balance sheet allocation by market risk classification

Where appropriate, the Risk Framework applies to both traded and non-traded market risks. Santander UK’s assets and liabilities that are subject to market risk may be analysed between traded and non-traded market risks classification as follows:

		Market risk (measure)			Market risk (measure)
	Balance sheet 30 June 2013 £m	Traded risk (VaR) £m	Non-traded Risk (Other measures) £m	Balance sheet 31 December 2012 £m	Traded risk (VaR) £m	Non-traded Risk (Other measures) £m	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and balances at central banks	34,372	—	34,372	28,161	—	28,161	Interest rate
Trading assets	31,163	31,163	—	22,498	22,498	—	—
Derivatives	25,924	22,717	3,207	30,146	28,064	2,082	Equity, foreign exchange, interest rate
Financial assets designated at FV	2,821	—	2,821	3,811	—	3,811	Interest rate, credit spread
Loans and advances to banks	2,340	—	2,340	2,438	—	2,438	Foreign exchange, interest rate
Loans and advances to customers	188,065	—	188,065	191,907	—	191,907	Interest rate
Available-for-sale securities	5,178	—	5,178	5,483	—	5,483	Foreign exchange, interest rate
Loans and receivables securities	1,269	—	1,269	1,259	—	1,259	Equity, foreign exchange, interest rate
Macro hedge of interest rate risk	872	—	872	1,222	—	1,222	Interest rate
Retirement benefit assets	203	—	203	254	—	254	Equity, foreign exchange, interest rate, inflation, longevity

	292,207	53,880	238,327	287,179	50,562	236,617

Liabilities subject to market risk
Deposits by banks	9,242	—	9,242	9,935	—	9,935	Foreign exchange, interest rate
Deposits by customers	150,878	—	150,878	149,037	—	149,037	Interest rate
Derivatives	23,629	22,331	1,298	28,861	27,415	1,446	Equity, foreign exchange, interest rate
Trading liabilities	34,790	34,790	—	21,109	21,109	—	—
Financial liabilities designated at FV	5,277	—	5,277	4,002	—	4,002	Interest rate, credit spread
Debt securities in issue	53,542	—	53,542	59,621	—	59,621	Foreign exchange, interest rate
Subordinated liabilities	3,710	—	3,710	3,781	—	3,781	Foreign exchange, interest rate
Retirement benefit liabilities	460	—	460	305	—	305	Equity, foreign exchange, interest rate, inflation, longevity

	281,528	57,121	224,407	276,651	48,524	228,127

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TRADED MARKET RISK

INTRODUCTION

Traded market risk arises in connection with financial services for customers and the buying, selling and positioning mainly in fixed income, equities, foreign exchange and property markets. This trading activity may lead to a potential decline in net income due to variations in market factors including interest rates, inflation rates, equity, exchange rates, credit spreads and bond prices, property and other instruments. The most significant risk exposures in traded market risk are sensitivities to moves in interest rates, interest rate basis and the equities market.

The key areas where traded market risk is generated, controlled and managed are:

•	Corporate Banking (in the short-term markets business); and

•	Markets.

Market risks arising from structured products, including exposure to changes in levels of equity markets are managed in Markets.

TRADED MARKET RISK – CORPORATE BANKING

For trading activities (in the short-term markets business), market risk is measured using Value-At-Risk (‘VaR’) as well as complimentary sensitivity and stress testing metrics. Risks not captured in the VaR model are reported and monitored using non-VaR based limits and controls. The following table shows the 1 day 99% VaR-based consolidated exposures for the major risk classes at 30 June 2013 and 31 December 2012, together with the highest, lowest and average exposures for the period. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. The main exposure is due to interest rate risks, e.g. the impact of absolute rate movements, and movements between interest rate bases.

The amounts below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these amounts also represent the potential effect on income.

	Actual Exposure
Trading instruments	30 June 2013 £m	31 December 2012 £m
Interest rate risks	3.4	2.3
Equity risks	0.8	1.0

Correlation offsets(1)	(0.6)	(0.6)

Total correlated one-day VaR	3.6	2.7

	Exposure for the period ended
	Average exposure		Highest exposure		Lowest exposure
Trading instruments	30 June 2013 £m	31 December 2012 £m	30 June 2013 £m	31 December 2012 £m	30 June 2013 £m	31 December 2012 £m
Interest rate risks	3.0	2.3	4.3	3.8	1.9	1.7
Equity risks	0.8	1.0	1.2	1.4	0.6	0.6
Spread risks	—	0.2	—	0.8	—	—

Correlation offsets(1)	(0.9)	(0.9)	—	—	—	—

Total correlated one-day VaR	2.9	2.6	4.3	3.9	1.7	1.9

(1)

The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day Value-at-Risk. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above tables.

Corporate Banking daily VaR (short-term markets business)

The principal component of the movements in Total VaR was changes in Interest Rate risks. Movements in Interest Rates risks in the first half of 2013 were driven by changing interest rate views taken by the trading desks. The increase in 2013 was due to increased risk positioning in line with business plans.

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TRADED MARKET RISK – MARKETS

Market risk-taking is performed only within the constraints of the Market Risk Framework. The majority of the exposure is due to interest rate and equity exposure. Interest rate exposure is generated through trading activities. The current equity exposures are generated by risk management of two types of client business: vanilla risk through the flow business and more exotic risk from structured products. Spread exposure arises indirectly from trading activities within Markets.

For trading activities, market risk is measured using VaR as well as complimentary sensitivity and stress testing metrics. Risks not captured in the VaR model are reported and monitored using non-VaR based limits and controls. The following table shows the 1 day 99% VaR-based consolidated exposures for the major risk classes at 30 June 2013 and 31 December 2012, together with the highest, lowest and average exposures for the period. Exposures within each risk class reflect a range of exposures associated with movements in that financial market.

The amounts below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these amounts also represent the potential effect on income.

	Actual Exposure
Trading instruments	30 June 2013 £m	31 December 2012 £m
Interest rate risks	1.8	3.3
Equity risks	2.6	4.4
Property risks	0.1	2.3
Spread risks	0.4	0.2
Other risks(1)	—	0.5

Correlation offsets(2)	(2.1)	(1.9)

Total correlated one-day VaR	2.8	8.8

	Exposure for the period ended
	Average exposure		Highest exposure		Lowest exposure
Trading instruments	30 June 2013 £m	31 December 2012 £m	30 June 2013 £m	31 December 2012 £m	30 June 2013 £m	31 December 2012 £m
Interest rate risks	2.8	3.0	4.4	5.2	1.8	1.7
Equity risks	2.2	5.0	4.6	8.0	1.4	3.5
Property risks	0.1	2.1	0.2	2.5	—	1.3
Spread risks	0.5	0.1	1.0	0.4	0.2	—
Other risks(1)	0.2	0.9	0.5	2.3	—	0.4

Correlation offsets(2)	(2.2)	(2.4)	—	—	—	—

Total correlated one-day VaR	3.6	8.7	6.5	12.9	2.3	6.9

(1)	Other risks include foreign exchange risk.
(2)

The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day Value-at-Risk. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above tables.

With effect from 1 January 2013, the tables above consist of VaR-based metrics. In prior years, the tables consisted of both VaR and non-VaR-based metrics. If the current year presentation were applied to the 2012 data, the total correlated one-day VaR would decrease by £5.1m to £3.6m.

Markets daily VaR

The principal components of the movements in Total VaR were changes in Interest Rate risks and Equity risks. Movements in Interest Rate risks and Equity risks in the first half of 2013 were driven by changing interest rate views taken by the trading desks and also changing trading volumes within the Equity Derivatives desk.

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STRUCTURAL RISK

INTRODUCTION

Structural risk includes exposures arising as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short-time horizon. The risk exposure is generated by features inherent in either a product or portfolio and normally presented over the life of the product or portfolio. Such exposures are a result of the decision to undertake specific business activities, can take a number of different forms, and are generally managed over a longer-time horizon.

Through the internal transfer pricing mechanism, material structural risks arising from divisions are transferred from the originating business to FMIR in Corporate Centre where they are monitored, controlled and managed holistically in conjunction with exposures arising from the funding, liquidity or capital management activities of FMIR.

There are four key areas of structural risk within Santander UK, which are discussed in the sections that follow. These are:

•	Non-traded market risk;

•	Pensions risk;

•	Liquidity and funding risk; and

•	Capital risk.

NON-TRADED MARKET RISK

Non-traded market risk mainly arises through the provision of banking products and services to personal and corporate/business customers, as well as structural exposures arising in Santander UK’s balance sheet.

The most significant non-traded market risk on a gross basis is interest rate risk, which includes both yield curve and basis risks. Yield curve risk arises from the timing mismatch in the re-pricing of fixed and variable rate assets, liabilities and off-balance sheet instruments, as well as the investment of non-interest-bearing liabilities in interest-bearing assets. Basis risk arises, to the extent that the underlying market rates impacting pricing within variable rate assets and liabilities are not precisely matched. This exposes the balance sheet to changes in the relationship between market rates, for example between LIBOR and Bank of England Base Rate.

Santander UK is also exposed to behavioural risks arising from features in retail products that give customers the right to alter the expected cash flows of a financial contract. For example, prepayment risk, where customers may prepay loans before their contractual maturity. Santander UK is also exposed to product launch risk, where the customers may not take the expected volume of new mortgages or other products.

There are three areas where non-traded market risk is permitted, controlled and managed:

•	Retail Banking;

•	Corporate Banking; and

•	Corporate Centre.

All non-traded market risks arising from Retail Banking and Corporate Banking are substantially transferred from the originating business to FMIR in Corporate Centre.

NON-TRADED MARKET RISK – RETAIL BANKING

Non-traded market risks are originated in Retail Banking only as a by-product of writing customer business and are transferred from the originating business to FMIR in Corporate Centre. Funds received with respect to deposits taken are lent on to Corporate Centre on matching terms as regards interest rate re-pricing and maturity; in a similar manner loans are funded through matching borrowings. Market risks arising from structured products, including exposure to changes in the levels of equity markets, are hedged with Markets. Only short-term mismatches due to forecasting variances in prepayment and launch risk exposures are retained within Retail Banking. As these behavioural risks are influenced by internal marketing and pricing activity, they are managed by the Head of Products and Marketing.

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NON-TRADED MARKET RISK – CORPORATE BANKING

Non-traded market risks originated in Corporate Banking are transferred from the originating business to FMIR in Corporate Centre. Funds received with respect to deposits taken are lent on to Corporate Centre on matching terms as regards interest rate re-pricing and maturity; in a similar manner loans are funded through matching borrowings. Any permitted retained market risk exposure is minimal, and is monitored against limits approved through the Market Risk Framework.

NON-TRADED MARKET RISK – CORPORATE CENTRE

As a consequence of the transfer processes described above, all material non-trading market risk exposures are substantially transferred to and reside within Corporate Centre. Non-traded market risk is managed in line with the Risk Framework. The exposures at 30 June 2013 and 31 December 2012 are outlined below.

Analysis of non-traded market risk exposures

Net Interest Margin (‘NIM’) and Economic Value of Equity (‘EVE’) measures are two of the key measures used by Santander UK that illustrate its exposure to yield curve risk. The following table reflects how the base case valuations would be affected by a 100 basis point parallel shift applied instantaneously to the yield curve. For comparison purposes these measures are shown at 30 June 2013 and 31 December 2012:

	30 June 2013 £m	31 December 2012 £m
NIM sensitivity to +100 basis points shift in yield curve	298	343
EVE sensitivity to +100 basis points shift in yield curve	282	405

The reduction in sensitivities during the first half of 2013 was due to the net addition of fixed rate assets onto the balance sheet which reduced the positive impact from an interest rate rise but also provide protection in the event of rates remaining lower than currently expected. Due to the protracted period of historically low interest rates, Santander UK remains exposed to a degree of margin compression. This is attributable to the combination of the historically low level of central bank base rates and to reduced earnings from the assets funded by Santander UK’s non-dated liabilities.

LIQUIDITY AND FUNDING RISK

LIQUIDITY RISK

LIQUID ASSETS

Santander UK holds, at all times, a portfolio of unencumbered liquid assets to mitigate liquidity risk. The size and composition of this portfolio is determined both by internal stress tests as well as the PRA’s regulatory regime for liquidity.

The table below shows the carrying value and liquidity value of liquid assets held by Santander UK at 30 June 2013 and 31 December 2012 and the weighted average carrying value during the period:

	Carrying value		Liquidity value		Weighted average carrying value during the period
	30 June 2013 £bn	31 December 2012 £bn	30 June 2013 £bn	31 December 2012 £bn	30 June 2013 £bn	31 December 2012 £bn
Cash at central banks	33	28	33	28	31	28
Government bonds	2	9	2	9	5	7

Core liquid assets (PRA eligible)	35	37	35	37	36	35
High quality bonds	3	2	2	2	2	2
Other liquid assets:
- Whole loans and own debt securities(1)(2)	39	36	23	21	37	25
- Other securities	1	1	1	—	2	2

Total liquid assets	78	76	61	60	77	64

(1)	Whole loans are loans acceptable on an unsecuritised basis to the Bank of England as collateral for its various funding arrangements.
(2)	Includes own debt securities (i.e. retained issuances) held by Santander UK of £1bn at 30 June 2013 (2012: £1bn).

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The classification of the assets in the liquid asset portfolio in the Consolidated Balance Sheet, or their treatment as off-balance sheet at 30 June 2013 and 31 December 2012 was as follows:

		On balance sheet					Off balance sheet
30 June 2013	Total liquid assets £bn	Cash £bn	Loans and advances to customers £bn	Trading Assets £bn	Available- for-sale securities £bn	Loans and receivables securities £bn	Collateral received/ (pledged) £bn	Retained issuances of own debt securities £bn
Cash at central banks	33	33	—	—	—	—	—	—
Government bonds	2	—	—	2	4	—	(4)	—

Core liquid assets (PRA eligible)	35	33	—	2	4	—	(4)	—
High quality bonds	3	—	—	1	1	1	—	—
Other liquid assets:
- Whole loans and own debt securities	39	—	38	—	—	—	—	1
- Other securities	1	—	—	1	—	—	—	—

Total liquid assets	78	33	38	4	5	1	(4)	1

		On balance sheet					Off balance sheet
31 December 2012	Total liquid assets £bn	Cash £bn	Loans and advances to customers £bn	Trading Assets £bn	Available- for-sale securities £bn	Loans and receivables securities £bn	Collateral received/ (pledged) £bn	Retained issuances of own debt securities £bn
Cash at central banks	28	28	—	—	—	—	—	—
Government bonds	9	—	—	—	5	—	4	—

Core liquid assets (PRA eligible)	37	28	—	—	5	—	4	—
High quality bonds	2	—	—	—	1	1	—	—
Other liquid assets:
- Whole loans and own debt securities	36	—	35	—	—	—	—	1
- Other securities	1	—	—	—	—	1	—	—

Total liquid assets	76	28	35	—	6	2	4	1

The following tables set out liquid assets by the geographic location of the issuer or counterparty at 30 June 2013 and 31 December 2012:

	30 June 2013 £bn	31 December 2012 £bn
Core liquid assets (PRA eligible):
Cash at central banks:
- UK	24	28
- US	9	—

	33	28
Government bonds:
- UK	1	4
- US	—	3
- Japan	—	1
- Germany	—	1
- Other countries, each less than £1bn(1)	1	—

	2	9

Total core liquid assets (PRA eligible)	35	37

High quality(2) corporate bonds and asset-backed securities:
- UK	2	1
- US	—	1
- Other countries, each less than £1bn(3)	1	—

	3	2
Other liquid assets:
- UK - Whole loans and own debt securities	39	36
- UK - Other debt securities, bonds, and equities included in major indices	1	1
- Other countries, each less than £1bn	—	—

	43	39

Total liquid assets	78	76

(1)	Consists of Belgium, Switzerland, Japan, France, Denmark and designated multilateral development banks.
(2)	A- rated or above.
(3)	Consists of Austria, Switzerland, Germany, France, Ireland, Luxembourg and Netherlands.

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Liquidity developments in the first half of 2013

The first half of 2013 saw the continuation of the improvement in funding rates and market confidence observed in late 2012. Sentiment was driven primarily by the view that the current easing in monetary policy by central banks will continue into the medium term. Santander UK experienced this improvement both in terms of market-wide reduced wholesale, unsecured medium-term and secured medium-term funding rates and, as with other UK banks, in terms of confidence in its own current credit ratings. Throughout 2012, Santander UK continued to strengthen its liquidity position. Following the beneficial conditions prevailing in late 2012 and in the first half of 2013 Santander UK reduced its liquidity position whilst maintaining a conservative balance sheet structure (i.e. maintaining high levels of high quality liquid assets) and risk management controls to monitor and manage the levels of the liquid asset portfolio and encumbrance.

During the first half of 2013, Santander UK:

•

Maintained a conservative portfolio of liquid assets that can be utilised to counter the potential impact of a liquidity stress on Santander UK’s balance sheet whilst avoiding the holding of excess liquidity that could be better utilised in meeting strategic objectives and business plans.

•	Maintained the level of medium term funding in the mix at 20.3% which continues to be balanced with the management of encumbrance risk.

•	Improved the mix of retail and corporate liabilities available for funding, backed by a strategy of rewarding the most stable and behaviourally long-term deposits.

•	Continued to improve and refine Santander UK’s liquidity management capabilities and contingency planning framework, following the revision of its risk management framework in 2012.

FUNDING RISK

WHOLESALE FUNDING

The tables below show Santander UK’s primary wholesale funding sources, excluding short-term repurchase agreements. The tables are prepared taking into account scheduled repayments, not the final contractual maturity of the funding.

30 June 2013	On demand £bn	Within 1 month £bn	Over 1m but not more than 3m £bn	Over 3m but not more than 1 year £bn	Sub total less than 1 year £bn	Over 1 year but not more than 3 years £bn	Over 3 years but not more than 5 years £bn	Over 5 years £bn	Total £bn
Deposits by banks	—	—	—	0.8	0.8	3.1	1.9	0.8	6.6
Deposits by customers	—	—	—	—	—	0.4	0.5	—	0.9
Debt securities in issue:
- securitisations	—	0.8	0.1	5.7	6.6	11.3	4.5	0.7	23.1
- covered bonds	—	—	0.5	—	0.5	4.3	5.9	5.8	16.5
- other debt securities	0.3	2.0	1.9	3.5	7.7	3.0	1.3	—	12.0

	0.3	2.8	2.5	10.0	15.6	22.1	14.1	7.3	59.1

Financial liabilities at fair value	—	1.0	0.5	1.4	2.9	0.7	0.4	1.0	5.0
Trading liabilities	1.3	0.6	0.2	0.5	2.6	—	—	—	2.6
Subordinated liabilities	—	—	—	—	—	—	0.1	3.6	3.7

Total wholesale funding	1.6	4.4	3.2	11.9	21.1	22.8	14.6	11.9	70.4

31 December 2012	On demand £bn	Within 1 month £bn	Over 1m but not more than 3m £bn	Over 3m but not more than 1 year £bn	Sub total less than 1 year £bn	Over 1 year but not more than 3 years £bn	Over 3 years but not more than 5 years £bn	Over 5 years £bn	Total £bn
Deposits by banks	—	0.5	0.7	0.6	1.8	1.7	3.7	0.2	7.4
Deposits by customers	—	—	—	—	—	0.4	—	0.6	1.0
Debt securities in issue:
- securitisations	—	1.4	—	5.1	6.5	11.3	5.5	0.7	24.0
- covered bonds	—	—	1.4	3.6	5.0	4.8	5.1	6.9	21.8
- other debt securities	—	4.7	1.0	2.7	8.4	4.4	1.0	—	13.8

	—	6.6	3.1	12.0	21.7	22.6	15.3	8.4	68.0

Financial liabilities at fair value	—	0.7	0.3	0.6	1.6	1.0	0.6	0.8	4.0
Trading liabilities	0.1	0.5	0.1	0.3	1.0	—	0.1	—	1.1
Subordinated liabilities	—	—	—	—	—	—	—	3.8	3.8

Total wholesale funding	0.1	7.8	3.5	12.9	24.3	23.6	16.0	13.0	76.9

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Reconciliation of wholesale funding to the balance sheet

30 June 2013	Funding analysis £bn	Repos £bn	Other £bn		Balance sheet £bn
Deposits by banks	6.6	0.1	2.4	(1)	9.1
Deposits by customers(2)	0.9	—	—		0.9
Debt securities in issue:
- securitisations	23.1	—	0.4		23.5
- covered bonds	16.5	—	1.5		18.0
- other debt securities	12.0	—	—		12.0

	59.1	0.1	4.3		63.5

Financial liabilities at fair value	5.0	—	0.3		5.3
Trading liabilities	2.6	22.7	9.5	(3)	34.8
Subordinated liabilities	3.7	—	—		3.7

Total wholesale funding	70.4	22.8	14.1		107.3

31 December 2012	Funding analysis £bn	Repos £bn	Other £bn		Balance sheet £bn
Deposits by banks	7.4	0.1	2.4	(1)	9.9
Deposits by customers(2)	1.0	—	—		1.0
Debt securities in issue:
- securitisations	24.0	—	—		24.0
- covered bonds	21.8	—	—		21.8
- other debt securities	13.8	—	—		13.8

	68.0	0.1	2.4		70.5

Financial liabilities at fair value	4.0	—	—		4.0
Trading liabilities	1.1	11.7	8.3	(3)	21.1
Subordinated liabilities	3.8	—	—		3.8

Total wholesale funding	76.9	11.8	10.7		99.4

(1)	Principally consists of items in the course of transmission and other deposits. See Note 17 to the Condensed Consolidated Interim Financial Statements.
(2)	Included in the balance sheet total of £150,878m (2012: £149,037m).
(3)	Consists of short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 18 to the Condensed Consolidated Interim Financial Statements.

Funding developments in the first half of 2013

Our overall funding strategy is to develop and maintain a diversified funding base, which allows us access to a variety of funding sources. In 2012, we primarily focused on secured issuance, in particular residential mortgage-backed securities and covered bonds, two forms of financing that permit us to benefit from our prime UK mortgage assets. This strategy minimised the cost of funding and provided protection against an uncertain and volatile market funding environment. In the second half of 2012, stability returned to the wholesale funding markets. The return of stable markets meant that in the full year 2013 medium term funding issuance is expected to be a more balanced mix of secured and unsecured issuance.

Within our balance sheet management strategy, we aim to align the sources and uses of funding. Customer loans and advances are largely funded by customer deposits, with any excess being funded by long-term wholesale debt and equity.

Our funding position remains solid and we reduced our medium term wholesale funding requirement to £2.5bn in the first half of 2013 (2012: £13.9bn) against maturities of approximately £9.3bn.

Term issuance

In the first half of 2013, Santander UK continued to attract deposits in unsecured money markets and raise additional secured and unsecured term funding in a variety of markets. During the period, Santander UK’s term issuance (sterling equivalent) comprised:

	30 June 2013 £bn	31 December 2012 £bn
Securitisations	1.2	7.2
Covered bonds	0.2	3.7
Structured notes	0.2	0.9
Private placements	0.1	—
Senior unsecured	0.8	0.6
Structured issuance	—	1.5

Total gross issuances	2.5	13.9

At 30 June 2013, 70% (2012: 67%) of wholesale funding had a maturity of greater than one year, with an overall residual duration for wholesale funding of 1,030 days (2012: 1,039 days).

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NON-FINANCIAL RISKS

The key non-financial risks consist of:

• Conduct risk; • Operational risk; • Regulatory risk; • Strategic risk; • Reputational risk; • Human Resources risk; • Accounting and reporting risk; and • Legal risk.

CONDUCT RISK

Conduct risk is the risk that the business and operational decisions Santander UK takes and the behaviours displayed lead to poor outcomes for our customers. This is a key risk to Santander UK in view of the evolving regulatory environment and the requirement to make significant conduct remediation provisions principally related to payment protection insurance, other retail products, and interest rate derivative products sold to corporate customers.

The Santander UK group engages in discussion, and co-operates, with the FCA in its supervision of the Santander UK group, including reviews exercised under statutory powers, regarding its interaction with past and present customers and policyholders, both as part of the FCA’s general thematic work and in relation to specific products and services. The position is monitored with particular reference to those reviews currently in progress where it is not yet possible to reliably determine their outcome.

MANAGEMENT’S APPROACH TO CONDUCT RISK
•	Santander UK takes a robust approach to managing conduct risk in accordance with the risk framework.

•

Santander UK has noted the significant change in the regulatory environment in recent years. Furthermore, with the transition to the FCA from the FSA there is a further increase in the attention of the regulators on conduct risk to ensure firms demonstrate that they are providing appropriate outcomes for customers. Specific focus is being seen on how firms evidence that they actually deliver the right outcomes for customers and that this is in line with expectations, moving away from a focus on processes and procedures.

•

In line with all other banks, Santander UK initiated a series of activities to enhance the management of its conduct risks, which culminated in the Conduct Risk Programme. This has focused on the development of four key elements: Risk Policy, Products, Governance and Reporting and Culture. Changes have been made to specific business processes, as well as to the way the business considers, manages and reports conduct risks. In particular, all new products have to be approved by the Product Approval and Oversight Committee which seeks to ensure that new products are appropriately designed.

•

Santander UK will continue to place significant attention and resource on seeking to ensure that customers receive the right outcome in every instance and that the necessary controls are in place to mitigate the associated risks and this has been embodied in Santander UK’s approach of ensuring that its products and its dealings with customers are simple, personal and fair.

Details of Santander UK’s provision for conduct remediation are set out in Note 21 to the Condensed Consolidated Interim Financial Statements. Further information on conduct remediation provision sensitivities is set out in “Critical accounting policies and Areas of Significant Management Judgement” in Note 1 to the Condensed Consolidated Interim Financial Statements.

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OPERATIONAL RISK

Operational risk is the risk of loss to Santander UK resulting from inadequate or failed internal processes, people and systems, or from external events. As operational risk is inherent in the processes Santander UK operates, in order to provide services to customers and generate profit for investors, an objective of operational risk management is not to remove operational risk altogether, but to manage the risk to an acceptable level, taking into account the cost/benefits of minimisation as opposed to the inherent risk levels. When such risks materialise they can have not only immediate financial consequences for Santander UK, but also an effect on its business objectives, customer service and regulatory responsibilities. Examples of operational risks include fraud, process failures, system downtime or damage to assets due to fire or floods.

The Operational Risk Framework

Operational risk exposures arise across Santander UK’s business divisions and operating units, and are managed on a consistent basis. Santander UK aims to identify, measure/assess, control/mitigate and inform regarding this risk. Santander UK’s priority is to identify and minimise the risk of loss wherever appropriate, irrespective of whether losses have occurred. Measurement of the risk contributes to the establishment of priorities in operational risk management.

The Operational Risk Framework creates the consistent approach to how Santander UK controls and manages its operational risks and helps everyone understand their responsibilities within this approach. It is a core component of the overall Risk Framework and facilitates the ongoing reassessment of risk, appetites and controls, in order to ensure that Santander UK manages its risks at all times in line with its business objectives.

The Operational Risk Framework defines the operational risk requirements and adopts the following principles:

•	The Board must understand the main aspects of operational risk and approve and review the management framework.

•	The operational risk framework must be subject to reviews by the Internal Audit Department.

•	Operational risk management is part of senior management’s responsibility across the business. They must ensure it is introduced into management frameworks throughout Santander UK.

•	All Santander UK’s personnel are managers of the operational risk that is intrinsic to the products, processes and systems they work with every day.

•	Directly and actively managing operational risk is the responsibility of all Santander UK’s entities, divisions and areas.

•

Operational risk control is a separate function from operational risk management. Operational risk control is carried out by operational risk areas, which use qualitative and quantitative tools to identify, assess, track, measure and mitigate operational risk.

•	Operational risk managers must have adequate organisation, policies, methodologies and support to hedge the risks.

•	Business areas must have contingency plans in place to ensure continued operations and minimise losses should their business be interrupted.

•	Business areas must ensure they have the information available that is needed by the Board and the rest of the business.

Santander UK obtains assurance that the appropriate standards of risk management are being maintained through the application of its “three lines of defence” Risk Governance Framework.

The management and oversight of Operational Risk is also covered by the “three lines of defence” model as described in the Risk Framework in the Risk Management Report of the 2012 Annual Report. Within the first line of defence, all heads of business and management support units are accountable to the Chief Executive Officer for managing operational risks inherent in their products, activities, processes and systems and from external events. This is further supported by operational risk managers within the business areas and a specialised Operational Risk Unit under the office of the Chief Operating Officer. Within the second line there is the Operational Risk Control Unit (‘ORC’). The executive responsibility for the management of the ORC lies with the Head of Strategy & Internal Control who has responsibility for the overall Internal Control Unit. The Internal Control Unit is responsible for effectively controlling risks and ensuring they are managed within the risk limits and mandates approved by the Board and Chief Executive Officer. Operational Risks are reported in conjunction with all key non financial risk information firstly through to the Internal Control Committee which then escalates though to the Executive Risk, Risk Oversight and Board Risk Committees.

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Operational risk management

The “three lines of defence” model applies throughout Santander UK and is implemented taking account of the materiality and perceived risk of the different business areas by following the Operational Risk Management process and using the following key operational risk management tools:

KEY TOOLS	DESCRIPTION
• Scenario Analysis

Santander UK performs simulations of control failures that may cause the most extreme loss events. Simulations are developed around high impact risks likely to exceed Santander UK’s future appetite. The analysis allows management to better understand the potential impacts and remediate issues by:

	•	identifying the high impact events that would cause most damage to Santander UK, both from a financial and reputational perspective;

	•	ensuring that the business is focused on its most critical risks; and

	•	facilitating the assessment of capital adequacy.

• Risk and Control Self Assessments	Business units identify and assess their operational risks to ensure they are being effectively managed and controlled, and actions prioritised and aligned to Santander UK’s risk appetite.

• Key Risk Indicators

Key Risk Indicator performance is monitored against tolerances and trigger points that prompt an early warning to potential exposures, whilst the creation of mitigation strategies help address potential concerns. Indicator metrics are used to provide insight into the changing risk profile of the organisation and are also used to assess the performance of key controls.

• Loss Data Management

Loss data capture and analysis processes exist to capture all operational risk loss events. The data is used to identify and correct control weaknesses using events as opportunities to prevent or reduce the impacts of recurrence, identify emerging themes, inform risk and control assessments, scenario analysis and risk reporting. Escalation of single or aggregated events to senior management and appropriate committees is determined by threshold breaches.

• Reporting

Reporting forms an integral part of operational risk management ensuring that issues are identified, escalated and managed on a timely basis. Exposures for each business area are reported through monthly risk and control reports which include details on risk exposures and mitigating plans. Events that have a material impact on Santander UK’s finances, reputation, or customers are prioritised and reported immediately to key executives.

During the first half of 2013, Santander UK continued to manage its key operational risks in the interest of all its stakeholders, responding to critical developments both within Santander UK and in the environment in which it operates. Risk and any required changes to management controls are reported through the Risk Committee governance structure.

KEY RISKS	DESCRIPTION
• Operations and Technology Risk

Santander UK continues to invest in electronic information systems to protect customer, employee and other information to effectively manage the evolving risks associated with the loss of confidentiality, integrity and of availability of this information.

Appropriate security is applied to protect all customer, employee and other data. Measures taken to reduce the risks include staff education, data encryption and the deployment of specialist software which identifies when customers are at risk of disclosing information to unauthorised parties.

• Fraud Risk

Santander UK has continued to invest in staff education and improved fraud detection and prevention systems, in order to counter the increasing threat of financial crime and to safeguard the investments of Santander UK’s customers and assets. The introduction of sophisticated internet fraud prevention solutions and use of mandatory identification numbers for payments has reduced the risk of fraudulent account takeovers by organised criminals, enhancing our customer identification protocols in a customer friendly manner.

The fraud oversight functions continually monitor emerging fraud trends and losses on a case by case basis. Action plans are formulated and tracked to ensure root causes have been identified and effective remediation conducted.

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KEY RISKS continued	DESCRIPTION
• Supplier Risk

Supplier risk is the risk of reductions in earnings and/or value, through financial or reputational loss associated with the failure of a service or goods provision by a third party organisation.

Santander UK has arrangements with both Banco Santander group companies (including the provision of IT infrastructure, software development and banking operations) and external outsourced service providers. A comprehensive supplier risk management and control framework applies to the management of all suppliers contracted by Santander UK to provide services or goods.

Santander UK uses written service level agreements with these entities that include key service performance metrics to support this governance. The high-level governance processes include relationship management, service delivery management and contract management. Across these, there are a number of more detailed processes.

Santander UK works closely, and continues to enhance its interaction with outsourced service providers via the application of appropriate risk frameworks. These frameworks include processes and procedures designed to ensure continuity of critical services up to and including disaster scenarios and that these plans are regularly validated through testing.

REGULATORY RISK

Regulatory risk is the risk of reductions in earnings and/or value, through financial or reputational loss, from failing to comply with applicable codes and regulatory rules.

Santander UK seeks to ensure it fully meets all of its regulatory obligations. There are a number of legislative and regulatory developments both in the UK and abroad, going through a consultation and implementation process, which may have some effect on Santander UK’s approach to regulatory risk. Details of the changes expected to have the greatest impact on the Santander UK group’s operations are set out in the Supervision and Regulation section of the Directors’ Report on page 187 of the 2012 Annual Report.

There has been continued regulatory change following the financial crisis and the regulatory landscape continues to evolve. Santander UK maintains a proactive approach to regulation and aims to provide constructive feedback on policy consultations and engage across the banking sector. Santander UK takes compliance with regulatory requirements seriously and manages its arrangements accordingly.

STRATEGIC RISK

Strategic Risk is the risk of material deviations in expected/target shareholder value as a result of poor definition or implementation of Santander UK’s strategy.

Santander UK takes a robust approach to managing strategic risk in full alignment with the Strategic Risk Framework. In setting the business’s strategy, risk policies are taken into consideration at all times and the strategy is stress tested against risk appetite statements. Both the strategy and Risk Appetite are approved by the Santander UK Board.

Strategic risk is managed on a monthly basis through the risk governance structure including the Strategic Risk and Financial Management Committee and the Board. Management assessment takes into consideration any relevant information across the whole business which may highlight either risks to the implementation of the bank’s strategy or where risks are being created due to poor definition of the strategy in order to inform the Executive Committee and Board of what further actions may be required.

REPUTATIONAL RISK

Santander UK rigorously manages risks that may affect Santander UK’s reputation and which may in turn impact upon its ability to achieve its strategic objectives. Reputational considerations are built into all the key risk and issue assessment tools.

HUMAN RESOURCES RISK

Human Resources (‘HR’) risk is defined in Santander UK as the risk of not having the sufficient number and quality of people to deliver Santander UK’s strategy, whilst complying with legislative requirements. In managing HR risk, Santander UK has established a set of policies which outline our minimum standards in relation to the management of people issues.

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ACCOUNTING AND REPORTING RISK

Accounting and reporting risk is defined as the failure to comply with regulatory and legal requirements for accounting and reporting of financial disclosures, which may lead to fines and/or restrictions and/or reputational damage.

In order to facilitate the identification, measurement, monitoring and reporting of accounting and reporting risks, a comprehensive business-wide framework of controls has been established, supported by a programme of regular assessment and reporting designed to identify and remedy any deficiencies in process or practice. This includes the systems and controls developed to support management’s attestation on the effectiveness of disclosure controls and controls over financial reporting.

LEGAL RISK

Santander UK takes a robust approach to managing legal risk in full alignment with the Legal Risk Framework. This framework has been developed through Santander UK’s overall Risk Framework and Operational Risk Framework, which include the core principles of risk management and control activities.

The Legal Risk Framework defines the overriding principles and responsibilities for the identification, management, measurement, monitoring, control, reporting and oversight of legal risk. It is the operation of, and outputs from, these risk management activities that enables Santander UK to manage legal risk exposures within the tolerances outlined in the Santander UK Risk Appetite, Limits and Triggers Statement. It is expected that all Business Units will manage their team activities and processes to follow the principles and guidelines set out in the Legal Risk Framework, and with those detailed in the Santander UK Risk and Operational Risk Frameworks.

Santander UK continues to monitor, assess and respond to developments concerning legal requirements intended to prevent future financial crises or otherwise assure the stability of financial institutions.

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CREDIT RISK – AREAS OF FOCUS AND OTHER ITEMS

Certain areas and/or specific views of credit risk deserve specialist attention, complementary to global risk management. These consist of country risk exposure, significant concentrations of credit risk, financial instruments of special interest, loans and advances, and impairment loss allowances, and are described on pages 140 to 162 of the 2012 Annual Report. The areas and/or specific views which have changed significantly during the first half of 2013 are described in the following section and consist of:

1. Country risk exposure; 2. Loans and advances; and 3. Impairment loss allowances on loans and advances, and NPLs.

1. COUNTRY RISK EXPOSURE

Santander UK manages its country risk exposure under its global limits framework. Within this framework, Santander UK sets its individual risk appetite for each country, taking into account any factors that may influence the risk profile of each country, including political events, the macro-economic situation and the nature of the risk incurred. Exposures are actively managed if it is considered appropriate. Accordingly, and over recent years, Santander UK has intensified its monitoring of exposures to sovereigns and counterparties in eurozone countries, and has proceeded to selectively divest assets directly or indirectly affected by events in those countries. Banco Santander group-related risk is considered separately.

The country risk tables below show Santander UK’s exposures to central and local governments, government guaranteed counterparties, banks, other financial institutions, retail customers and corporate customers at 30 June 2013 and 31 December 2012. Total exposures consist of the total of balance sheet values and off-balance sheet values. Balance sheet values are calculated in accordance with IFRS (i.e. after the effect of netting agreements recognised in accordance with the requirements of IFRS, principally with respect to derivatives) except for credit provisions which have been added back. Off balance sheet values consist of undrawn facilities and letters of credit.

The country of exposure has been assigned based on the counterparty’s country of incorporation except where Santander UK is aware that a guarantee is in place, in which case the country of incorporation of the guarantor has been used. The exposures are presented by type of counterparty other than where the specific exposures have been guaranteed by a sovereign counterparty in which case they are presented within the “Government guaranteed” category.

Separate disclosure is presented individually for each country where the exposure exceeds £50m, and aggregated for exposures of less than £50m. Given the ongoing interest in eurozone economies, disclosures relating to those economies are presented first and highlighted separately.

The tables exclude credit risk exposures to other Banco Santander group companies, which are presented separately on pages 85 to 88.

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30 June 2013	Central and local governments £bn	Government guaranteed £bn	Banks(2) £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total(1) £bn
Eurozone:
Peripheral eurozone countries:
Italy	0.5	—	0.2	—	—	0.1	0.8
Ireland	—	—	—	—	—	0.3	0.3
Spain (excluding Santander)	—	—	0.2	—	—	—	0.2
Portugal	—	—	—	—	—	0.1	0.1
Other eurozone countries:
France	1.4	—	2.6	—	—	0.2	4.2
Germany	0.1	—	2.5	—	—	0.2	2.8
Luxembourg	0.1	—	0.3	—	—	0.7	1.1
The Netherlands	—	—	0.3	—	—	0.7	1.0
Belgium	—	—	0.2	—	—	0.1	0.3
Finland	—	—	0.1	—	—	—	0.1
All other eurozone, each < £50m(3)	—	—	—	—	—	—	—

	2.1	—	6.4	—	—	2.4	10.9

All other countries:
UK	29.7	—	13.7	16.9	177.2	35.1	272.6
US	9.4	0.1	11.2	1.9	0.1	0.9	23.6
Switzerland	0.6	—	1.3	0.4	—	0.5	2.8
Denmark	1.8	—	0.3	—	—	0.2	2.3
Japan	2.3	—	0.3	—	—	—	2.6
Australia	—	—	0.1	—	0.1	0.4	0.6
Isle of Man	—	—	—	—	0.2	0.3	0.5
Canada	—	—	0.3	—	—	0.1	0.4
Norway	—	—	0.3	—	—	0.1	0.4
Guernsey	—	—	—	—	—	0.2	0.2
Jersey	—	—	—	—	—	0.2	0.2
Liberia	—	—	—	—	—	0.1	0.1
Lichtenstein	—	—	—	—	—	0.1	0.1
Singapore	—	—	—	—	—	0.1	0.1
All others, each < £50m	—	—	—	—	0.2	0.8	1.0

	43.8	0.1	27.5	19.2	177.8	39.1	307.5

(1)

Credit exposures exclude the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, retirement benefit assets and other assets. Loans and advances to customers are included gross of loan loss allowances.

(2)	Excludes balances with central banks.
(3)	Includes Greece of £nil and Cyprus of £nil.

31 December 2012	Central and local governments £bn	Government guaranteed £bn	Banks(2) £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Eurozone:
Peripheral eurozone countries:
Ireland	—	—	—	—	—	0.3	0.3
Spain (excluding Santander)	—	—	0.2	—	—	0.1	0.3
Italy	—	—	0.2	—	—	—	0.2
Portugal	—	—	—	—	—	0.1	0.1
Other eurozone countries:
Germany	1.3	—	3.5	—	—	0.2	5.0
France	—	—	2.2	—	—	0.2	2.4
The Netherlands	—	—	0.3	0.1	—	0.6	1.0
Luxembourg	—	—	—	0.1	—	0.9	1.0
Belgium	—	—	0.5	—	—	—	0.5
All other eurozone, each < £50m(3)	—	—	—	—	—	0.1	0.1

	1.3	—	6.9	0.2	—	2.5	10.9

All other countries:
UK	33.5	0.4	14.5	11.8	180.6	43.8	284.6
US	0.8	—	15.2	—	0.1	0.7	16.8
Switzerland	0.5	—	1.8	0.5	—	0.5	3.3
Denmark	—	—	2.3	—	—	—	2.3
Japan	1.2	—	0.2	—	—	0.2	1.6
Australia	—	—	0.1	—	0.1	0.3	0.5
Canada	—	—	0.4	—	—	—	0.4
Isle of Man	—	—	—	—	0.2	0.1	0.3
Norway	—	—	0.1	—	—	0.1	0.2
Cayman Islands	—	—	—	—	—	0.1	0.1
Lichtenstein	—	—	—	—	—	0.1	0.1
Guernsey	—	—	—	—	—	0.1	0.1
Liberia	—	—	—	—	—	0.1	0.1
All others, each < £50m	—	—	0.1	—	0.1	0.6	0.8

	36.0	0.4	34.7	12.3	181.1	46.7	311.2

(2)	Excludes balances with central banks.
(3)	Includes Greece of £3m and Cyprus of £nil.

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30 June 2013 compared to 31 December 2012

Key changes in sovereign and other country risk exposures during the six months ended 30 June 2013 were as follows:

•

A decrease of £12.0bn in exposure to the UK to £272.6bn. This was due to a reduction in deposits with the Bank of England with deposits instead placed at the US Federal Reserve as part of liquid asset portfolio management activity, partially offset by lower retail business.

•

An increase of £6.8bn in exposure to the US to £23.6bn. This was primarily due to increased deposits at the US Federal Reserve as part of liquid asset portfolio management activity. This was partially offset by increased securities purchased under resale activity.

•	An increase of £1.8bn in exposure to France to £4.2bn. This was primarily due to new holdings of government securities as part of the Santander UK group’s liquidity position.

•	A decrease of £0.5bn in exposure to Switzerland to £2.8bn. This was primarily due to reduced holdings of government securities as alternative securities were held.

•	A decrease of £2.2bn in exposures to Germany to £2.8bn. This was primarily due to reduced holdings of government securities as alternative securities were held.

•	An increase of £1.0bn in exposures to Japan to £2.6bn. This was primarily due to new holdings of government securities as part of the Santander UK group’s liquidity position.

•

An increase of £0.6bn in exposures to Italy to £0.8bn. This principally reflected the purchase of Italian Government bonds with less than one year maturity as part of short-term markets trading activity.

•	Movements in the remaining country risk exposures were minimal and exposures to these countries remained at low levels.

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Further analysis of sovereign debt, other country risk exposures, including peripheral eurozone countries

Presented below separately for sovereign debt and other country risk exposures is additional analysis of exposures into those that are accounted for on-balance sheet (further analysed into those measured at amortised cost and those measured at fair value) and those that are off-balance sheet.

The assets held at amortised cost are principally classified as loans to banks, loans to customers and loans and receivables securities. Santander UK has no held-to-maturity securities.

The assets held at fair value are classified as either trading assets or have been designated as held at fair value through profit or loss, with the exception of government debt held for liquidity purposes, which are classified as available-for-sale securities.

Santander UK has made no reclassifications to/from the assets which are held at fair value from/to any other category.

Sovereign debt

30 June 2013	Assets held at Amortised Cost			Assets held at Fair Value
	Central and local governments £bn	Government guaranteed £bn	Total at amortised cost £bn	Central and local governments(1) £bn	Government guaranteed £bn	Total at fair value £bn	Total on Balance Sheet Asset £bn	Commitments and undrawn facilities £bn	Total(1) £bn
Eurozone countries:
France	—	—	—	1.4	—	1.4	1.4	—	1.4
Italy	—	—	—	0.5	—	0.5	0.5	—	0.5
Germany	—	—	—	0.1	—	0.1	0.1	—	0.1
Luxembourg	—	—	—	0.1	—	0.1	0.1	—	0.1

	—	—	—	2.1	—	2.1	2.1	—	2.1

All other countries:
UK	24.2	—	24.2	5.5	—	5.5	29.7	—	29.7
US	9.2	—	9.2	0.2	0.1	0.3	9.5	—	9.5
Japan	—	—	—	2.3	—	2.3	2.3	—	2.3
Denmark	—	—	—	1.8	—	1.8	1.8	—	1.8
Switzerland	—	—	—	0.6	—	0.6	0.6	—	0.6

	33.4	—	33.4	10.4	0.1	10.5	43.9	—	43.9

(1)	There are no sovereign debt commitments and undrawn facilities.
(2)	There are no impairment losses against sovereign debt at amortised cost.

31 December 2012	Assets held at Amortised Cost			Assets held at Fair Value
	Central and local governments £bn	Government guaranteed £bn	Total at amortised cost £bn	Central and Local governments(1) £bn	Government guaranteed £bn	Total at fair value £bn	Total on Balance Sheet Asset £bn	Commitments and undrawn facilities £bn	Total(1) £bn
Eurozone countries:
Germany	—	—	—	1.3	—	1.3	1.3	—	1.3

	—	—	—	1.3	—	1.3	1.3	—	1.3

All other countries:
UK	27.8	—	27.8	5.7	0.4	6.1	33.9	—	33.9
Japan	—	—	—	1.2	—	1.2	1.2	—	1.2
US	0.4	—	0.4	0.4	—	0.4	0.8	—	0.8
Switzerland	—	—	—	0.5	—	0.5	0.5	—	0.5

	28.2	—	28.2	7.8	0.4	8.2	36.4	—	36.4

(1)	There are no sovereign debt commitments and undrawn facilities.
(2)	There are no impairment losses against sovereign debt at amortised cost.

Santander UK has no direct sovereign exposures to any other countries. Santander UK has not recognised any impairment losses against sovereign debt which is held at amortised cost, as all of this sovereign debt was issued by the UK Government and US Government. Santander UK has no exposures to credit default swaps (either written or purchased) which are directly referenced to sovereign debt or other instruments that are directly referenced to sovereign debt.

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Other country risk exposures(1)

30 June 2013	Assets held at Amortised Cost					Assets held at Fair Value(2)
	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Total Balance Sheet Asset £bn	Commitments and undrawn facilities(3) £bn	Total £bn
Eurozone:
Peripheral eurozone countries:
Ireland	—	—	—	0.1	0.1	—	—	—	—	0.1	0.1	0.2
Spain	0.2	—	—	—	0.2	—	—	—	—	0.2	—	0.2
Italy	0.1	—	—	0.1	0.2	0.1	—	—	0.1	0.3	—	0.3
Portugal	—	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Other eurozone countries:
Germany	—	—	—	0.2	0.2	2.5	—	—	2.5	2.7	—	2.7
France	—	—	—	0.1	0.1	2.6	—	0.1	2.7	2.8	—	2.8
The Netherlands	—	—	—	0.1	0.1	0.2	—	—	0.2	0.3	0.6	0.9
Luxembourg	—	—	—	0.6	0.6	0.3	—	—	0.3	0.9	0.1	1.0
Belgium	—	—	—	—	—	0.2	—	—	0.2	0.2	0.1	0.3
Finland	—	—	—	—	—	0.1	—	—	0.1	0.1	—	0.1
Other<£50m	—	—	—	—	—	—	—	—	—	—	—	—

	0.3	—	—	1.3	1.6	6.0	—	0.1	6.1	7.7	0.9	8.6

All other countries:
UK	1.1	5.6	159.2	19.9	185.8	12.6	11.3	5.0	28.9	214.7	28.2	242.9
US	1.0	0.2	0.1	0.8	2.1	10.1	1.7	—	11.8	13.9	0.1	14.0
Switzerland	—	—	—	0.5	0.5	1.3	0.4	—	1.7	2.2	—	2.2
Australia	—	—	0.1	0.3	0.4	0.1	—	—	0.1	0.5	0.1	0.6
Denmark	—	—	—	—	—	0.3	—	—	0.3	0.3	0.2	0.5
Isle of Man	—	—	0.2	0.3	0.5	—	—	—	—	0.5	—	0.5
Canada	—	—	—	0.1	0.1	0.3	—	—	0.3	0.4	—	0.4
Norway	—	—	—	—	—	0.3	—	—	0.3	0.3	0.1	0.4
Japan	—	—	—	—	—	0.3	—	—	0.3	0.3	—	0.3
Guernsey	—	—	—	0.1	0.1	—	—	0.1	0.1	0.2	—	0.2
Jersey	—	—	—	0.2	0.2	—	—	—	—	0.2	—	0.2
Liberia	—	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Lichtenstein	—	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Singapore	—	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Other<£50m	—	—	0.2	0.5	0.7	—	—	0.1	0.1	0.8	0.2	1.0

	2.1	5.8	159.8	23.0	190.7	25.3	13.4	5.2	43.9	234.6	28.9	263.5

(1)	Excluding other Banco Santander group companies.
(2)

The assets held at fair value were classified as either trading assets or designated as held at fair value through profit or loss. Santander UK did not hold any significant available-for-sale securities, with the exception of government debt held for liquidity purposes, as described on the previous page.

(3)	Of which £18.0bn is classified as Retail Banking and the remainder is classified as Corporate Banking.

31 December 2012	Assets held at Amortised Cost					Assets held at Fair Value(2)
	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Total Balance Sheet Asset £bn	Commitments and undrawn facilities(3) £bn	Total £bn
Eurozone:
Peripheral eurozone countries:
Ireland	—	—	—	0.2	0.2	—	—	—	—	0.2	0.1	0.3
Spain	0.2	—	—	0.1	0.3	—	—	—	—	0.3	—	0.3
Italy	0.1	—	—	—	0.1	0.1	—	—	0.1	0.2	—	0.2
Portugal	—	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Other eurozone countries:
Germany	—	—	—	0.2	0.2	3.5	—	—	3.5	3.7	—	3.7
France	—	—	—	0.1	0.1	2.2	—	0.1	2.3	2.4	—	2.4
The Netherlands	—	0.1	—	0.1	0.2	0.3	—	—	0.3	0.5	0.5	1.0
Luxembourg	—	0.1	—	0.8	0.9	—	—	—	—	0.9	0.1	1.0
Belgium	—	—	—	—	—	0.5	—	—	0.5	0.5	—	0.5
Other < £50m	—	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1

	0.3	0.2	—	1.7	2.2	6.6	—	0.1	6.7	8.9	0.7	9.6

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31 December 2012 (continued)	Assets held at Amortised Cost					Assets held at Fair Value(2)
	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Total on Balance Sheet Asset £bn	Commitments and undrawn facilities(3) £bn	Total £bn
All other countries:
UK	0.8	4.8	154.5	30.7	190.8	13.4	7.0	3.4	23.8	214.6	36.1	250.7
US	1.3	—	0.1	0.6	2.0	13.9	—	0.1	14.0	16.0	—	16.0
Switzerland	—	—	—	0.3	0.3	1.8	0.5	—	2.3	2.6	0.2	2.8
Denmark	—	—	—	—	—	2.3	—	—	2.3	2.3	—	2.3
Japan	—	—	—	—	—	0.2	—	0.2	0.4	0.4	—	0.4
Australia	—	—	0.1	0.2	0.3	0.1	—	—	0.1	0.4	0.1	0.5
Canada	0.1	—	—	—	0.1	0.3	—	—	0.3	0.4	—	0.4
Isle of Man	—	—	0.2	0.1	0.3	—	—	—	—	0.3	—	0.3
Cayman Is.	—	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Lichtenstein	—	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Norway	—	—	—	—	—	0.1	—	—	0.1	0.1	0.1	0.2
Guernsey	—	—	—	—	—	—	—	0.1	0.1	0.1	—	0.1
Liberia	—	—	—	0.1	0.1	—	—	—	—	0.1	—	0.1
Other < £50m	—	—	0.1	0.5	0.6	—	—	—	—	0.6	0.2	0.8

	2.2	4.8	155.0	32.7	194.7	32.1	7.5	3.8	43.4	238.1	36.7	274.8

(1)	Excluding other Banco Santander group companies.
(2)

The assets held at fair value were classified as either trading assets or designated as held at fair value through profit or loss. Santander UK did not hold any significant available-for-sale securities, with the exception of government debt held for liquidity purposes, as described on the previous page.

(3)	Of which £21.9bn is classified as Retail Banking and the remainder is classified as Corporate Banking.

Commitments and undrawn facilities principally consist of formal standby facilities and credit lines in Santander UK’s Retail Banking and Corporate Banking operations. Within Retail Banking, these represent credit card, mortgage and overdraft facilities. Within Corporate Banking, these represent standby loan facilities. A summary of the key terms and a maturity analysis of formal standby facilities, credit lines and other commitments are set out in Note 38 to the 2012 Annual Report.

Peripheral eurozone countries

The tables below further analyse Santander UK’s direct exposure to peripheral eurozone countries at 30 June 2013 and 31 December 2012 by type of financial instrument. The tables below exclude balances with other Banco Santander group companies which are presented separately on pages 85 to 88. This section also discusses our indirect exposures to peripheral eurozone countries

Direct and indirect risk exposures via large multinational companies and financial institutions are monitored on a regular basis by the Wholesale Credit Risk Department as part of the overall risk management process. Indirect exposures via other corporates are monitored on a regular basis by the Corporate Credit Risk Department.

The Large Corporates portfolio is mainly comprised of multinational UK companies which are considered to be geographically well diversified in terms of their assets, operations and profits. This enables them to mitigate any country risk concentration that they may have in peripheral eurozone countries. In addition, the risk is further mitigated by the fact that credit agreements are underpinned by both financial and non-financial covenants.

The risk arising from indirect exposures from our transactions with financial institutions is mitigated by the short-term tenor of the transactions, and by the fact that many such transactions contain margin calls and/or collateral requirements, and are subject to standard ISDA Master Agreements permitting offsetting.

The risk arising from indirect exposures from our transactions with other corporates is mitigated by standard financial and non-financial guarantees and the fact that the companies are geographically well diversified in terms of their assets, operations and profits.

Direct exposures to peripheral eurozone countries

(i) Italy

30 June 2013	Central and local governments £bn	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Trading assets	0.5	0.1	—	—	—	0.6
Loans and receivables securities	—	0.1	—	—	—	0.1
Loans and advances to customers	—	—	—	—	0.1	0.1
Derivatives
- Derivative assets	—	0.1	—	—	—	0.1
- Derivative liabilities	—	(0.1)	—	—	—	(0.1)

Net derivatives position	—	—	—	—	—	—

Total	0.5	0.2	—	—	0.1	0.8

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31 December 2012	Central and local governments £bn	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and receivables securities	—	0.1	—	—	—	0.1
Derivatives
- Derivative assets	—	0.1	—	—	—	0.1
- Derivative liabilities	—	(0.1)	—	—	—	(0.1)

Net derivatives position	—	—	—	—	—	—

Total	—	0.1	—	—	—	0.1

(ii) Spain

30 June 2013	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and receivables securities	0.2	—	—	—	0.2

31 December 2012	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and advances to customers	—	—	—	0.1	0.1
Loans and receivables securities	0.2	—	—	—	0.2

Total	0.2	—	—	0.1	0.3

(iii) Ireland

30 June 2013	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and advances to customers	—	—	—	0.1	0.1
Loans and receivables securities	—	—	—	0.1	0.1

Total	—	—	—	0.2	0.2

Commitments and undrawn facilities	—	—	—	0.1	0.1

31 December 2012	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and advances to banks	—	—	—	0.1	0.1
Loans and receivables securities	—	—	—	0.1	0.1

Total	—	—	—	0.2	0.2

Commitments and undrawn facilities	—	—	—	0.1	0.1

(iv) Portugal

30 June 2013	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and advances to customers	—	—	—	0.1	0.1

31 December 2012	Banks £bn	Other financial institutions £bn	Retail £bn	Corporate £bn	Total £bn
Loans and advances to customers	—	—	—	0.1	0.1

Indirect exposures to peripheral eurozone countries

Indirect exposures to peripheral eurozone countries are considered to exist where our direct counterparties outside the peripheral eurozone countries themselves have a direct exposure to one or more peripheral eurozone countries.

Indirect exposures are identified as part of our ongoing credit analysis and monitoring of our counterparty base by the review of available financial information to determine the countries where the material parts of a counterparty’s assets, operations or profits arise. Our indirect exposures to peripheral eurozone countries consist of:

•	A small number of corporate loans to large multinational companies based in the UK that derive a proportion of their profits from one or more peripheral eurozone countries.

•

Trading transactions and hedging transactions with financial institutions based in the UK and Europe that derive a proportion of their profits from or have a proportion of their assets in one or more peripheral eurozone countries.

•	A small number of loans to other corporate entities which have either a proportion of their operations within, or profits from, one or more peripheral eurozone countries.

•	We have no significant indirect exposure to peripheral eurozone countries in our retail business.

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Balances with other Banco Santander group companies

Santander UK enters into transactions with other Banco Santander group companies in the ordinary course of business. Such transactions are undertaken in areas of business where Santander UK has a particular advantage or expertise and where other Banco Santander group companies can offer commercial opportunities, substantially on the same terms as for comparable transactions with third party counterparties. These transactions also arise in support of the activities of, or with, larger multinational corporate clients and financial institutions which may have relationships with a number of entities in the Banco Santander group.

At 30 June 2013 and 31 December 2012, Santander UK had gross balances (without taking account of netting, collateral or any other credit risk mitigants) with other Banco Santander group companies as follows:

30 June 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- Spain	2.1	0.1	—	2.2
- UK	—	0.5	—	0.5
- Chile	0.1	—	—	0.1
- Other < £50m	—	0.1	—	0.1

	2.2	0.7	—	2.9

Liabilities:
- Spain	(2.4)	(0.8)	(0.1)	(3.3)
- UK	—	(1.8)	(0.1)	(1.9)
- Italy	—	(0.7)	—	(0.7)
- Germany	—	(0.7)	—	(0.7)
- Ireland	—	(0.2)	—	(0.2)
- Chile	(0.1)	—	—	(0.1)
- Other < £50m	(0.1)	—	—	(0.1)

	(2.6)	(4.2)	(0.2)	(7.0)

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- Spain	2.5	0.1	—	2.6
- UK	—	0.3	—	0.3
- Chile	0.1	—	—	0.1
- Other < £50m	—	0.1	—	0.1

	2.6	0.5	—	3.1

Liabilities:
- Spain	(4.9)	(1.0)	(0.1)	(6.0)
- UK	—	(1.7)	(0.1)	(1.8)
- Ireland	—	(0.2)	—	(0.2)
- Chile	(0.1)	—	—	(0.1)
- USA	(0.1)	—	—	(0.1)
- Italy	—	(0.6)	—	(0.6)
- Germany	—	(0.8)	—	(0.8)
- Other < £50m	(0.1)	(0.1)	—	(0.2)

	(5.2)	(4.4)	(0.2)	(9.8)

The above balances with other Banco Santander group companies at 30 June 2013 principally consisted of:

•

Reverse repos of £235m (2012: £233m), all of which were collateralised by OECD Government (but not peripheral eurozone) securities. The reverse repos were classified as “Loans and Advances to banks” in the balance sheet. See Note 11 to the Condensed Consolidated Interim Financial Statements. This was partially offset by repo liabilities of £124m (2012: £140m). See Note 17 ‘Deposits by banks’ to the Condensed Consolidated Interim Financial Statements.

•

Derivative assets of £1,875m (2012: £2,197m) subject to International Swaps and Derivatives Association (‘ISDA’) Master Agreements including the Credit Support Annex. These balances were partially offset by derivative liabilities of £1,782m (2012: £2,033m) and cash collateral received, as described below. These derivatives are included in Note 9 to the Condensed Consolidated Interim Financial Statements.

•

Cash collateral of £169m (2012: £206m) given in relation to derivatives futures contracts. The cash collateral was classified as “Trading assets” in the balance sheet. This was more than offset by cash collateral received in relation to other derivatives of £171m (2012: £225m) which was classified as “Trading liabilities” in the balance sheet. See Notes 8 and 18 to the Condensed Consolidated Interim Financial Statements.

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•

Floating rate notes of £23m (2012: £23m), which were classified within “Trading assets” and “Loans and receivables securities” in the balance sheet. See Note 8 to the Condensed Consolidated Interim Financial Statements.

•

Asset-backed securities of £56m (2012: £47m), which were classified as “Financial assets designated at fair value” in the balance sheet. See Note 10 to the Condensed Consolidated Interim Financial Statements.

•	Deposits by customers of £1,266m (2012: £1,520m), which were classified as “Deposits by Customers” in the balance sheet.

•

Debt securities in issue of £1,439m (2012: £3,290m), which were classified as “Debt Securities in Issue” in the balance sheet. See Note 20 to the Condensed Consolidated Interim Financial Statements. These balances represent holdings of debt securities by the wider Santander group as a result of market purchases and for liability management purposes. The decrease in the period reflected contractual maturities.

•	Other liabilities of £336m (2012: £459m), principally represented dividends payable which were classified as “Other Liabilities” in the balance sheet.

•

Subordinated liabilities of £1,927m (2012: £1,879m), which were classified as “Subordinated Liabilities” in the balance sheet. These balances represent holdings of debt securities by the wider Banco Santander group as a result of market purchases and for liability management purposes.

The above activities are conducted in a manner that appropriately manages the credit risk arising against such other Banco Santander group companies within limits acceptable to the PRA. The tables below further analyse the balances with other Banco Santander group companies at 30 June 2013 and 31 December 2012 by type of financial instrument and country of the counterparty, including the additional mitigating impact of collateral arrangements (which are not included in the summary tables above, as they are accounted for off-balance sheet) and the resulting net credit exposures:

(i) Spain

30 June 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Repurchase agreements
- Asset balance - reverse repo	0.3	—	—	0.3
- Impact of collateral held (off balance sheet)	(0.2)	—	—	(0.2)

- Net repo asset	0.1	—	—	0.1

- Liability balance - repo	(0.1)	—	—	(0.1)
- Impact of collateral placed (off balance sheet)	0.1	—	—	0.1

- Net repo liability	—	—	—	—

Net repurchase agreement position	0.1	—	—	0.1

Derivatives
- Derivative assets	1.7	—	—	1.7
- Derivative liabilities	(1.6)	—	—	(1.6)
Cash collateral in relation to derivatives: - placed	0.1	—	—	0.1
- held	(0.2)	—	—	(0.2)

Net derivatives position	—	—	—	—

Asset-backed securities	—	0.1	—	0.1

Total assets, after the impact of collateral	0.1	0.1	—	0.2

Deposits by customers	—	(0.7)	(0.1)	(0.8)
Debt securities in issue	(0.1)	(0.1)	—	(0.2)
Other liabilities	(0.1)	—	—	(0.1)
Subordinated liabilities	(0.3)	—	—	(0.3)

Total liabilities	(0.5)	(0.8)	(0.1)	(1.4)

Net balance	(0.4)	(0.7)	(0.1)	(1.2)

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31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Repurchase agreements
- Asset balance - reverse repo	0.3	—	—	0.3
- Impact of collateral held (off balance sheet)	(0.2)	—	—	(0.2)

- Net repo asset	0.1	—	—	0.1

- Liability balance - repo	(0.1)	—	—	(0.1)
- Impact of collateral placed (off balance sheet)	0.1	—	—	0.1

- Net repo liability	—	—	—	—

Net repurchase agreement position	0.1	—	—	0.1

Derivatives
- Derivative assets	2.0	—	—	2.0
- Derivative liabilities	(1.9)	—	—	(1.9)
Cash collateral in relation to derivatives: - placed	0.2	—	—	0.2
- held	(0.2)	—	—	(0.2)

Net derivatives position	0.1	—	—	0.1

Asset-backed securities	—	0.1	—	0.1

Total assets, after the impact of collateral	0.2	0.1	—	0.3

Deposits by customers	—	(0.8)	(0.1)	(0.9)
Debt securities in issue	(2.1)	(0.1)	—	(2.2)
Other liabilities	(0.3)	(0.1)	—	(0.4)
Subordinated liabilities	(0.3)	—	—	(0.3)

Total liabilities	(2.7)	(1.0)	(0.1)	(3.8)

Net balance	(2.5)	(0.9)	(0.1)	(3.5)

(ii) Ireland

30 June 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Deposits by customers	—	(0.2)	—	(0.2)

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Deposits by customers	—	(0.2)	—	(0.2)

(iii) UK

30 June 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Other assets	—	0.5	—	0.5

Deposits by customers	—	(0.2)	—	(0.2)
Other liabilities	—	—	(0.1)	(0.1)
Subordinated liabilities	—	(1.6)	—	(1.6)

Total liabilities	—	(1.8)	(0.1)	(1.9)

Net balance	—	(1.3)	(0.1)	(1.4)

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Other assets	—	0.3	—	0.3

Deposits by customers	—	(0.1)	(0.1)	(0.2)
Subordinated liabilities	—	(1.6)	—	(1.6)

Total liabilities	—	(1.7)	(0.1)	(1.8)

Net balance	—	(1.4)	(0.1)	(1.5)

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(iv) Chile

30 June 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Derivatives
- Derivative assets	0.1	—	—	0.1
- Derivative liabilities	(0.1)	—	—	(0.1)

Net derivatives position	—	—	—	—

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Derivatives
- Derivative assets	0.1	—	—	0.1
- Derivative liabilities	(0.1)	—	—	(0.1)

Net derivatives position	—	—	—	—

(v) US

At 30 June 2013, the Santander UK group had no balances with the US.

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Deposits by banks	(0.1)	—	—	(0.1)

(vi) Italy

30 June 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Debt securities in issue (purchased in secondary market)	—	(0.7)	—	(0.7)

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Debt securities in issue (purchased in secondary market)	—	(0.6)	—	(0.6)

(vii) Germany

30 June 2013	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Deposits by customers	—	(0.1)	—	(0.1)
Debt securities in issue	—	(0.6)	—	(0.6)

Total liabilities	—	(0.7)	—	(0.7)

31 December 2012	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Deposits by customers	—	(0.3)	—	(0.3)
Debt securities in issue	—	(0.5)	—	(0.5)

Total liabilities	—	(0.8)	—	(0.8)

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Redenomination risk

Santander UK considers the total dissolution of the eurozone to be extremely unlikely and therefore believes widespread redenomination of its euro-denominated assets and liabilities to be highly improbable. However, for contingency planning purposes Santander UK has analysed the redenomination risk that might arise from an exit of a member state from the euro or a total dissolution of the euro and how that exit or dissolution would be implemented. It is not possible to predict what the total financial impact on Santander UK might be of a eurozone member state exit or the dissolution of the euro. The determination of which assets and liabilities would be legally redenominated is complex and depends on a numbers of factors, including the precise exit scenario, as the consequences on external contracts of a disorderly exit or one sanctioned under EU law may be different. Santander UK has already identified and is monitoring these risks and has taken steps to mitigate them and/or reduce Santander UK’s overall exposure to losses that might arise in the event of a redenomination by reducing its balances and funding mismatches.

As part of its objective of maintaining a diversified funding base, Santander UK raises funding in a number of currencies, including euro, and converts these back into sterling to fund its commercial assets which are largely sterling denominated. Santander UK’s net asset position denominated in euro, reflecting assets and liabilities and associated swaps (which primarily comprise cross-currency derivatives entered into to swap funding raised in euro back into sterling for reasons set out above) arising in connection with contracts denominated in euro, amounted to £0.1bn at 30 June 2013 (2012: net assets of £0.1bn). This comprised debt securities (covered bonds and securitisations) of £26.1bn (2012: 26.1bn) issued by Santander UK as part of its medium term funding activities, medium-term repo liabilities of £7.4bn (2012: £3.0bn), other deposit liabilities of £1.7bn (2012: £0.9bn), other loans and securities of £2.6bn (2012: £2.8bn), net trading repo liabilities of £2.8bn (2012: assets of £2.2bn) and related cross-currency swap assets of £35.5bn (2012: £25.1bn) which swap the resultant euro exposures back into sterling in order to ensure that assets and liabilities are currency matched in sterling. Disclosures of Santander UK’s exposure to individual eurozone countries and total exposures to counterparties in those countries, which amounts include any euro-denominated contracts with those counterparties, are set out on pages 79 to 88.

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2. LOANS AND ADVANCES

The following tables categorise Santander UK’s loans and advances at 30 June 2013 and 31 December 2012 into three categories:

•	neither past due nor impaired;

•	past due but not individually impaired; or

•	individually impaired.

For certain homogeneous portfolios of loans and advances, impairment is assessed on a collective basis and each loan is not individually assessed for impairment. Loans in this category are classified as neither past due nor impaired, or past due but not individually impaired, depending upon their arrears status. The impairment loss allowances include allowances against financial assets that have been individually assessed for impairment and those that are subject to collective assessment for impairment.

30 June 2013	Neither past due nor impaired	Past due but not individually impaired	Individually impaired	Total	Impairment loss allowances	Total carrying value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	9,826	—	—	9,826	—	9,826
- Loans and advances to customers	11,906	—	—	11,906	—	11,906
Financial assets designated at fair value through P&L
- Loans and advances to customers	2,272	—	—	2,272	—	2,272
Loans and advances to banks
- Placements with other banks	2,106	—	—	2,106	—	2,106
- Amounts due from parent	234	—	—	234	—	234
Loans and advances to customers
- Advances secured on residential property	149,634	4,465	1,220	155,319	(582)	154,737
- Corporate loans	19,334	—	3,027	22,361	(553)	21,808
- Finance leases	3,160	—	9	3,169	(41)	3,128
- Other secured advances	2,586	—	438	3,024	(244)	2,780
- Other unsecured advances	5,082	93	192	5,367	(311)	5,056
- Amounts due from fellow subsidiaries	554	—	—	554	—	554
Loans and receivables securities	1,250	—	26	1,276	(7)	1,269

Total loans and advances	207,944	4,558	4,912	217,414	(1,738)	215,676

31 December 2012	Neither past due nor impaired	Past due but not individually impaired	Individually impaired	Total	Impairment loss allowances	Total carrying value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	9,988	—	—	9,988	—	9,988
- Loans and advances to customers	7,552	—	—	7,552	—	7,552
Financial assets designated at fair value through P&L
- Loans and advances to customers	3,248	—	—	3,248	—	3,248
Loans and advances to banks
- Placements with other banks	2,201	—	—	2,201	—	2,201
- Amounts due from parent	237	—	—	237	—	237
Loans and advances to customers
- Advances secured on residential property	151,784	4,384	1,142	157,310	(552)	156,758
- Corporate loans	19,801	—	3,510	23,311	(727)	22,584
- Finance leases	3,053	—	9	3,062	(40)	3,022
- Other secured advances	2,527	—	482	3,009	(169)	2,840
- Other unsecured advances	5,222	127	196	5,545	(314)	5,231
- Amounts due from fellow subsidiaries	347	—	—	347	—	347
Loans and receivables securities	1,240	—	25	1,265	(6)	1,259

Total loans and advances	207,200	4,511	5,364	217,075	(1,808)	215,267

31 December 2011	Neither past due nor impaired	Past due but not individually impaired	Individually impaired	Total	Impairment loss allowances	Total carrying value
Statutory balance sheet line items	£m	£m	£m	£m	£m	£m
Trading assets
- Loans and advances to banks	6,144	—	—	6,144	—	6,144
- Loans and advances to customers	6,687	—	—	6,687	—	6,687
Financial assets designated at fair value through P&L
- Loans and advances to customers	4,376	—	—	4,376	—	4,376
Loans and advances to banks
- Placements with other banks	2,405	—	—	2,405	—	2,405
- Amounts due from parent	2,082	—	—	2,082	—	2,082
Loans and advances to customers
- Advances secured on residential property	161,767	4,143	937	166,847	(478)	166,369
- Corporate loans	20,746	306	850	21,902	(432)	21,470
- Finance leases	2,937	—	7	2,944	(37)	2,907
- Other secured advances	3,411	144	155	3,710	(107)	3,603
- Other unsecured advances	5,412	147	203	5,762	(376)	5,386
- Amounts due from fellow subsidiaries	32	—	—	32	—	32
Loans and receivables securities	1,756	—	21	1,777	(6)	1,771

Total loans and advances	217,755	4,740	2,173	224,668	(1,436)	223,232

Further discussion and analysis of the preceding tables, including cross references to more granular disclosures on a segmental basis elsewhere in the financial statements, including this Risk Management Report, are set out on the following pages.

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Risk Management Report continued

Credit quality of loans and advances that are neither past due nor individually impaired

The credit quality of loans and advances that are neither past due nor individually impaired as set out in the table on page 90 is as follows:

30 June 2013	Good £m	Satisfactory £m	Higher Risk £m	Total £m
Trading assets
- Loans and advances to banks	9,605	163	58	9,826
- Loans and advances to customers	11,906	—	—	11,906
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	2,272	—	—	2,272
Loans and advances to banks
- Placements with other banks	2,106	—	—	2,106
- Amounts due from parent	234	—	—	234
Loans and advances to customers
- Advances secured on residential property	129,221	19,876	537	149,634
- Corporate loans	10,188	9,130	16	19,334
- Finance leases	2,811	312	37	3,160
- Other secured advances	690	1,895	1	2,586
- Other unsecured advances	635	4,329	118	5,082
- Amounts due from fellow subsidiaries	554	—	—	554
Loans and receivables securities	1,089	21	140	1,250

Total loans and advances	171,311	35,726	907	207,944

31 December 2012	Good £m	Satisfactory £m	Higher Risk £m	Total £m
Trading assets
- Loans and advances to banks	9,781	190	17	9,988
- Loans and advances to customers	7,552	—	—	7,552
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	3,248	—	—	3,248
Loans and advances to banks
- Placements with other banks	2,201	—	—	2,201
- Amounts due from parent	237	—	—	237
Loans and advances to customers
- Advances secured on residential property	130,768	20,515	501	151,784
- Corporate loans	12,633	7,099	69	19,801
- Finance leases	2,701	350	2	3,053
- Other secured advances	517	1,991	19	2,527
- Other unsecured advances	666	4,449	107	5,222
- Amounts due from fellow subsidiaries	347	—	—	347
Loans and receivables securities	995	70	175	1,240

Total loans and advances	171,646	34,664	890	207,200

31 December 2011	Good £m	Satisfactory £m	Higher Risk £m	Total £m
Trading assets
- Loans and advances to banks	5,647	486	11	6,144
- Loans and advances to customers	6,678	9	—	6,687
Financial assets designated at fair value through profit and loss
- Loans and advances to customers	4,376	—	—	4,376
Loans and advances to banks
- Placements with other banks	2,405	—	—	2,405
- Amounts due from parent	2,082	—	—	2,082
Loans and advances to customers
- Advances secured on residential property	148,799	12,537	431	161,767
- Corporate loans	12,831	7,701	214	20,746
- Finance leases	2,582	351	4	2,937
- Other secured advances	1,662	1,671	78	3,411
- Other unsecured advances	780	4,477	155	5,412
- Amounts due from fellow subsidiaries	32	—	—	32
Loans and receivables securities	1,208	153	395	1,756

Total loans and advances	189,082	27,385	1,288	217,755

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Business Review

Risk Management Report continued

During the first half of 2013, there was an increase in corporate loan assets in the “satisfactory” category. This was due to a combination of factors. A majority of the increase was due to new lending to SMEs, which was rated at the top end of the “satisfactory” range (mainly equivalent to BB and BB+). This was in accordance with our strategy and risk appetite. Approximately half of the remaining increase reflected the adoption of an enhanced mapping from our internal ratings to the external equivalent used to determine “good” or “satisfactory”. The balance related to rating migrations undertaken in the normal course of business.

Internal measures of credit quality have been used in the table analysing credit quality, above. Different measures are applied to retail and corporate lending, as follows:

	Retail Lending		Corporate Lending

	Expected loss	Probability of default	Probability of default
Financial statements description	Unsecured(1)	Secured(2)
Good	0.0 - 0.5%	0.0 - 0.5%(3)	0.0 - 0.5%
Satisfactory	0.5 - 12.5%	0.5 - 12.5%	0.5 - 12.5%
Higher Risk	12.5%+	12.5%+	12.5%+

(1)	Unsecured consists of other unsecured advances to individuals.
(2)	Secured consists of advances to individuals secured on residential property.
(3)	Or a loan-to-value (‘LTV’) ratio of less than 75%.

Summarised descriptions of credit quality used in the financial statements relating to retail and corporate lending are as follows:

RATING	DESCRIPTION
Good

There is a very high likelihood that the asset will not default and will be recovered in full. The exposure has a negligible or low probability of default. Such exposure also exhibits a strong capacity to meet financial commitments and only exceptionally shows any period of delinquency.

Satisfactory

There is a high likelihood that the asset will be recovered and is therefore of no cause for concern to Santander UK. The asset has low to moderate probability of default, strong recovery rates and may typically show only short periods of delinquency. Moderate to high application scores, credit bureau scores or behavioural scores characterise this credit quality.

Higher Risk

All rated accounts that are not viewed as Good or Satisfactory are rated as Higher Risk. The assets are characterised by some concern over the obligor’s ability to make payments when due. There may also be doubts over the value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due i.e. the assets have not yet converted to actual delinquency and is expected to settle all outstanding amounts of principal and interest.

Maturity analysis of loans and advances that are past due but not individually impaired

A maturity analysis of loans and advances that are past due but not individually impaired as set out in the table on page 90 is set out below.

In the retail loan portfolio, a loan or advance is considered past due when any contractual payments have been missed and for secured loans, when they are more than 30 days in arrears. The amounts disclosed in the table are the total financial asset of the account, not just the past due payments. All retail accounts are classified as non-impaired as impairment loss allowances are raised collectively with the exception of properties in possession, where an impairment loss allowance is raised on a case by case basis and hence are not included in the table below.

In the corporate loan portfolio, a loan or advance is considered past due when it is 90 days or more in arrears, and also when Santander UK has reason to believe that full repayment of the loan is in doubt.

30 June 2013	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
Loans and advances to customers
- Advances secured on residential property	—	1,458	901	1,245	861	4,465
- Other unsecured advances	32	36	8	10	7	93

Total loans and advances	32	1,494	909	1,255	868	4,558

31 December 2012	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
Loans and advances to customers
- Advances secured on residential property	—	1,545	908	1,141	790	4,384
- Other unsecured advances	33	66	10	11	7	127

Total loans and advances	33	1,611	918	1,152	797	4,511

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Risk Management Report continued

31 December 2011	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
Loans and advances to customers
- Advances secured on residential property	—	1,451	899	1,121	672	4,143
- Corporate loans	—	—	—	306	—	306
- Other secured advances	—	24	25	71	24	144
- Other unsecured advances	37	65	18	18	9	147

Total loans and advances	37	1,540	942	1,516	705	4,740

Individually impaired loans

A summary of the key movements in individually impaired loans as set out in the table on page 90 is set out below.

Advances secured on Residential property, Finance leases, and Other unsecured advances

Advances secured on residential property, Finance leases, and Other unsecured advances are managed in Retail Banking.

During the six months ended 30 June 2013, the total “individually impaired” loans increased slightly to £1,422m (2012: £1,390m) primarily due to regulatory-driven policy and reporting changes for mortgages implemented in early 2012. These changes resulted in a tightening of forbearance policies leading to an increase in arrears stock.

In 2012, the total “individually impaired” loans increased to £1,390m (2011: £1,099m) primarily due to collections and recoveries process and policy changes made to meet regulatory guidance.

Corporate loans and Other secured advances

Corporate loans and Other secured advances are managed in Corporate Banking and Corporate Centre. These balances consist of loans classified as NPLs and loans that have experienced a loss event and have been transferred to risk monitoring under the Watchlist (FEVE) process. Cases in the earliest stages of enhanced monitoring on the Watchlist (FEVE) which have not exhibited signs of a loss event are not classified as individually impaired. As a result, the balance of “individually impaired” Corporate loans and Other secured advances of £3,465m (2012: £3,992m) represents a sub-set of the NPL and Watchlist (FEVE) data presented in the Corporate Banking and Corporate Centre tables on pages 54 and 62, respectively, totalling £4,222m (2012: £5,053m) which also include cases in the earliest stages of enhanced monitoring on the Watchlist (FEVE) which have not exhibited signs of a loss event, as well as undrawn commitments and off balance sheet exposures.

During the six months ended 30 June 2013, the total “individually impaired” loans decreased to £3,465m (2012: £3,992m) principally reflecting the decrease in balances in the legacy portfolio in run-off, especially shipping, aviation and Infrastructure, which continued to reduce in line with the strategy to exit these exposures where the opportunity arises.

In 2012, the total “individually impaired” loans increased to £3,992m (2011: £1,005m) principally due to a refinement of the provision approach applied in the year, as a result of:

•

Santander UK’s longer track record of historic loss experience on which to base impairment loss calculations as a result of the prolonged economic downturn, particularly impacting the residual legacy portfolio acquired with A&L and the heightened risk of cases in this portfolio ultimately moving to default; and

•	A change in business mix driven by growth in the SME portfolio, resulting in an increasing proportion of smaller (i.e. SME) loans within the Corporate portfolio.

This enhanced track record of historic loss data in 2012 enabled Santander UK to reliably extend the definition of loans considered to be individually impaired to include loans exhibiting earlier signs of stress (i.e. have experienced a loss event prior to missing a payment) than was previously possible. In the past, such loans were typically assessed as part of the incurred but not observed (‘IBNO’) provision. The effects of this change were that loans which have missed a payment (and are therefore “past due”), and loans that have not missed payments (and therefore are not “past due”) but are exhibiting other earlier signs of stress (i.e. Watchlist (FEVE) loans), are now all assessed under a collective observed provision and therefore classified as “Individually impaired”. Applying the enhanced provision approach to the 2011 data did not result in a material change year on year i.e. there was not a significant deterioration in credit quality in 2012.

Further information on Corporate Banking NPLs is set out in the section “Corporate Banking – Non-performing loans and advances” on page 57. Further information on Corporate Banking cases subject to risk monitoring under the Watchlist (FEVE) system by portfolio is set out in the section “Corporate Banking – Monitoring and recovery management” on page 53.

Further information on Corporate Centre NPLs is set out in the section “Corporate Centre – Non-performing loans and advances” on page 64. Further information on Corporate Centre cases subject to risk monitoring under the Watchlist (FEVE) system by portfolio is set out in the section “Corporate Centre – Monitoring and recovery management” on page 62.

Impairment loss allowances on loans and advances to customers

Santander UK’s impairment loss allowances policy is set out in Note 1 of the Condensed Consolidated Interim Financial Statements.

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Business Review

Risk Management Report continued

Forbearance loans and advances to customers

The following tables provide a breakdown of the population of loans and advances to customers which have been subject to forbearance programmes and are included in the previous tables.

30 June 2013	Neither past due nor impaired £m	Past due but not individually impaired £m	Individually impaired £m	Total £m	Impairment loss allowances £m	Total carrying value £m
Loans and advances to customers
- Advances secured on residential property	2,942	1,071	211	4,224	(135)	4,089
- Corporate loans	511	—	770	1,281	(235)	1,046
- Finance leases	—	—	6	6	—	6
- Other secured advances	219	—	80	299	(52)	247
- Other unsecured advances	17	12	26	55	(35)	20

Total forbearance loans and advances to customers	3,689	1,083	1,093	5,865	(457)	5,408

31 December 2012	Neither past due nor impaired £m	Past due but not individually impaired £m	Individually impaired £m	Total £m	Impairment loss allowances £m	Total carrying Value £m

Loans and advances to customers
- Advances secured on residential property	2,974	1,108	167	4,249	(119)	4,130
- Corporate loans	548	—	807	1,355	(188)	1,167
- Finance leases	11	—	—	11	—	11
- Other secured advances	218	66	64	348	(32)	316
- Other unsecured advances	25	21	41	87	(32)	55

Total forbearance loans and advances to customers	3,776	1,195	1,079	6,050	(371)	5,679

31 December 2011	Neither past due nor impaired £m	Past due but not individually impaired £m	Individually impaired £m	Total £m	Impairment loss allowances £m	Total carrying value £m

Loans and advances to customers
- Advances secured on residential property	718	1,617	261	2,596	(71)	2,525
- Corporate loans	532	278	359	1,169	(123)	1,046
- Finance leases	1	10	—	11	—	11
- Other secured advances	140	47	43	230	(20)	210
- Other unsecured advances	25	31	57	113	(48)	65

Total forbearance loans and advances to customers	1,416	1,983	720	4,119	(262)	3,857

References to “past due” in the tables above refer to compliance with the revised contractual terms agreed with the customer as part of the Santander UK group’s forbearance programmes.

Further details regarding forbearance programmes including discussion and analysis of movements in the period are presented by business segment in the earlier Credit Risk sections for Retail Banking, Corporate Banking, and Corporate Centre.

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Risk Management Report continued

3. IMPAIRMENT LOSS ALLOWANCES ON LOANS AND ADVANCES TO CUSTOMERS, AND NPLS

NON-PERFORMING LOANS AND ADVANCES(1) (3)

An analysis of Santander UK’s NPLs is presented below.

	30 June 2013 £m	31 December 2012(7) £m
NPLs that are impaired - UK	2,038	2,185
NPLs that are not impaired - UK	2,107	2,025

Total NPLs(2)	4,145	4,210

Total loans and advances to customers(3) (4)	190,968	194,733

Total impairment loss allowances	1,731	1,803

	%	%
NPL ratio(5)	2.17	2.16
Coverage ratio(6)	42	43

(1)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer.
(2)	All NPLs continue accruing interest.
(3)	Accrued interest is excluded for purposes of these analyses.
(4)	Loans and advances to customers include Social Housing loans and finance leases, and exclude trading assets.
(5)	NPLs as a percentage of loans and advances to customers
(6)	Impairment loan loss allowances as a percentage of NPLs.
(7)	Adjusted to reflect the presentation of the assets held for sale prior to the completion of the sale as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.

Movements in NPLs during the period are set out in the table below. Transfers ‘in’ represent loans which have fallen into arrears during the year and have missed three or more monthly payments. Transfers ‘out’ represent loans that have returned to performing status, or have been redeemed in full, or have proceeded to litigation and the property repossessed and sold, and the loan written off.

£m
At 1 January 2013	4,210
Transfers in to NPL	1,312
Transfers out of NPL:
- Forbearance	(15)
- Change in arrears/return to performing status	(663)
- Loan repayments/redemptions	(492)
- Write-offs	(408)
Effect of changes in policies(1)	201

At 30 June 2013	4,145

(1)	The effect in 2013 of regulatory-driven policy and reporting changes implemented in early 2012, of which £141m relates to changes in mortgages collections policy and £60m relates to reporting changes.

30 June 2013 compared to 31 December 2012

During the first half of 2013, the value of NPLs decreased to £4,145m (2012: £4,210m) attributable to the return to performing status of certain NPLs, loan redemptions and write-offs. This was offset by changes in arrears status of retail NPLs and loan repayments indicating the successful restructuring of older cases in Corporate Banking. The high level of write-offs in the period was driven by the continuing strategy to exit exposures where possible. This was in part through debt sales or realisation of collateral but also involved an increased level of write-offs in the year to date. The impact of the regulatory-driven policy and reporting changes implemented in early 2012 continued, and is expected to stabilise by the end of 2014.

The NPL ratio increased to 2.17% (2012: 2.16%) reflecting the decrease in the stock of loans and advances in the period.

The coverage ratio remained stable at 42% (2012: 43%). Performance reflected a stable secured and unsecured portfolio, a result of both the quality of the portfolio and stable economic variables.

Forbearance loans

At 30 June 2013, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been forborne was £3,070m (2012: £3,093m).

Ratio of write-offs to average loans

	30 June 2013%	31 December 2012%
Ratio of write-offs to average loans during the period	0.19	0.34

Santander UK plc 2013 Half Yearly Financial Report	95

Governance

Directors

The Directors of Santander UK plc are listed in the 2012 Annual Report. In addition to those listed, Michael Amato was appointed as a Non-Executive Director of Santander UK plc with effect from 1 August 2013. Michael Amato’s biographical details are shown below.

NON-EXECUTIVE DIRECTORS

Michael Amato

Michael Amato (age 56) was appointed Non-Executive Director on 1 August 2013. He is currently President and Chief Executive of Cimarron Inc. (since 2012). Previously, he was Global Chief Distribution and Product Management Director of Barclays Bank plc (2006-2012). Michael was also previously at Washington Mutual Bank (1982-2006) in a number of senior positions.

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Financial Statements

Primary Financial Statements

Condensed Consolidated Income Statement

For the six months ended 30 June 2013 and 2012

	Notes	Six months ended 30 June 2013 £m	Six months ended 30 June 2012(1) £m
Interest and similar income		3,624	3,730
Interest expense and similar charges		(2,233)	(2,265)

Net interest income		1,391	1,465

Fee and commission income		532	519
Fee and commission expense		(143)	(102)

Net fee and commission income		389	417

Net trading and other income	3	181	237

Total operating income		1,961	2,119

Administration expenses		(992)	(959)
Depreciation, amortisation and impairment		(121)	(118)

Total operating expenses excluding provisions and charges		(1,113)	(1,077)

Impairment losses on loans and advances	4	(235)	(350)
Provisions for other liabilities and charges	4	(64)	(2)

Total operating provisions and charges		(299)	(352)

Profit on continuing operations before tax		549	690
Tax on profit on continuing operations	5	(109)	(166)

Profit for the period from continuing operations		440	524
(Loss)/profit from discontinued operations before tax		(16)	35
Taxation credit/(charge) on discontinued operations		4	(9)

(Loss)/profit from discontinued operations	6	(12)	26

Profit for the period		428	550

Attributable to:
Equity holders of the parent		428	550

(1)	Adjusted to reflect the presentation of discontinued operations, as set out in Note 6.

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2013 and 2012

	Notes	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Profit for the period		428	550

Other comprehensive (expense)/income:
Other comprehensive income that may be reclassified to profit or loss subsequently:
Gains/(losses) on available-for-sale securities		28	(16)
Losses on cash flow hedges		(429)	—
Exchange differences on translation of foreign operations		(2)	—
Tax on above items		7	4

Net other comprehensive expense that may be reclassified to profit or loss subsequently		(396)	(12)

Items not to be reclassified to profit or loss subsequently:
Remeasurement of defined benefit pension schemes	22	(233)	302
Tax on above item		54	(71)

Net other comprehensive (expense)/income that will not be reclassified to profit or loss subsequently		(179)	231

Profits on available-for-sale securities transferred to profit or loss on sale		(53)	(22)
Gains on cash flow hedges transferred to profit or loss		370	—
Tax on items transferred to profit or loss		13	5

Net transfers to profit		330	(17)

Total other comprehensive (expense)/income for the period before tax		(319)	264
Tax relating to components of other comprehensive income/(expense)		74	(62)

Total comprehensive income for the period		183	752

Attributable to:
Equity holders of the parent		183	752

The accompanying Notes on pages 102 to 137 and the Risk Management Report on pages 36 to 95 form an integral part of these Condensed Consolidated Interim Financial Statements.

98	Santander UK plc 2013 Half Yearly Financial Annual Report

Financial Statements

Primary Financial Statements continued

Condensed Consolidated Balance Sheet

At 30 June 2013 and 31 December 2012

	Notes	30 June 2013 £m	31 December 2012(1) £m
Assets
Cash and balances at central banks		34,372	29,282
Trading assets	8	31,163	22,498
Derivative financial instruments	9	25,924	30,146
Financial assets designated at fair value	10	2,821	3,811
Loans and advances to banks	11	2,340	2,438
Loans and advances to customers	12	188,065	190,782
Available-for-sale securities	13	5,178	5,483
Loans and receivables securities		1,269	1,259
Macro hedge of interest rate risk		872	1,222
Intangible assets	14	2,328	2,325
Property, plant and equipment	15	1,481	1,541
Current tax assets		58	50
Deferred tax assets	16	51	60
Retirement benefit assets	22	203	254
Other assets		1,746	1,893

Total assets		297,871	293,044

Liabilities
Deposits by banks	17	9,242	9,935
Deposits by customers		150,878	149,037
Derivative financial instruments	9	23,629	28,861
Trading liabilities	18	34,790	21,109
Financial liabilities designated at fair value	19	5,277	4,002
Debt securities in issue	20	53,542	59,621
Subordinated liabilities		3,710	3,781
Other liabilities		2,706	2,526
Provisions	21	774	914
Current tax liabilities		3	4
Retirement benefit obligations	22	460	305

Total liabilities		285,011	280,095

Equity
Share capital and other equity instruments		3,999	3,999
Share premium		5,620	5,620
Retained earnings		3,289	3,312
Other reserves		(48)	18

Total shareholders’ equity		12,860	12,949

Total liabilities and equity		297,871	293,044

(1)	Adjusted to reflect the presentation of the assets held for sale prior to the completion of the sale as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.

The accompanying Notes on pages 102 to 137 and the Risk Management Report on pages 36 to 95 form an integral part of these Condensed Consolidated Interim Financial Statements.

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Financial Statements

Primary Financial Statements continued

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2013 and 2012

				Other reserves
	Notes	Share capital £m	Share premium £m	Available for sale reserve £m	Cash flow hedging reserve £m	Foreign currency translation reserve £m	Retained earnings £m	Total £m
1 January 2013		3,999	5,620	1	—	17	3,312	12,949
Total comprehensive income/(expense):
- Profit for the period		—	—	—	—	—	428	428
- Other comprehensive income/(expense) for the period		—	—	(25)	(59)	(2)	(233)	(319)
- Tax on other comprehensive income/(expense)		—	—	6	14	—	54	74

		—	—	(19)	(45)	(2)	249	183

Dividends and other distributions		—	—	—	—	—	(272)	(272)

30 June 2013		3,999	5,620	(18)	(45)	15	3,289	12,860

1 January 2012		3,999	5,620	9	—	17	3,021	12,666
Total comprehensive income/(expense):
- Profit for the period		—	—	—	—	—	550	550
- Other comprehensive income/(expense) for the period		—	—	(38)	—	—	302	264
- Tax on other comprehensive income/(expense)		—	—	10	—	—	(72)	(62)

				(28)			780	752

Dividends and other distributions		—	—	—	—	—	(57)	(57)

30 June 2012		3,999	5,620	(19)	—	17	3,744	13,361

The accompanying Notes on pages 102 to 137 and the Risk Management Report on pages 36 to 95 form an integral part of these Condensed Consolidated Interim Financial Statements.

100	Santander UK plc 2013 Half Yearly Financial Report

Financial Statements

Primary Financial Statements continued

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2013 and 2012

	Notes	Six months ended 30 June 2013 £m	Six months ended 30 June 2012(1) £m
Cash flows from operating activities
Profit for the period		440	524
Adjustments for:
Non cash items included in profit		767	132
Change in operating assets		(1,696)	5,078
Change in operating liabilities		8,774	7,451
Corporation taxes (paid)/received		(31)	(149)
Effects of exchange rate differences		2,021	(1,220)

Net cash flow from operating activities	24	10,275	11,816

Cash flows (used in)/from investing activities
Investment in associates		(3)	—
Purchase of property, plant and equipment and intangible assets	14,15	(145)	(192)
Proceeds from sale of property, plant and equipment and intangible assets		80	43
Purchase of available-for-sale securities		(2,415)	(4,830)
Proceeds from sale of available-for-sale securities		2,765	20

Net cash flow from/(used in) investing activities		282	(4,959)

Cash flows from/(used in) financing activities
Issue of debt securities		13,997	22,711
Repayment of debt securities		(20,314)	(14,826)
Dividends paid on ordinary shares	7	(450)	(425)
Dividends paid on preference shares classified in equity	7	(19)	(19)
Dividends paid on Reserve Capital Instruments	7	(21)	(21)
Dividends paid on Perpetual Preferred Securities	7	(17)	(17)

Net cash flow (used in)/ from financing activities		(6,824)	7,403

Net increase in cash and cash equivalents		3,733	14,260

Cash and cash equivalents at beginning of the period		41,305	42,946
Effects of exchange rate changes on cash and cash equivalents		516	(305)

Cash and cash equivalents at the end of the period	24	45,554	56,901

(1)	Adjusted to reflect the presentation of discontinued operations, as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.

The accompanying Notes on pages 102 to 137 and the Risk Management Report on pages 36 to 95 form an integral part of these Condensed Consolidated Interim Financial Statements.

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Financial Statements

Notes to the Financial Statements

1. ACCOUNTING POLICIES

These Condensed Consolidated Interim Financial Statements are prepared for Santander UK plc (the ‘Company’) and the Santander UK plc group (the ‘Santander UK group’) under the Companies Act 2006. The principal activity of the Santander UK group is the provision of an extensive range of personal financial services, and a wide range of banking and financial services to business and public sector customers.

Santander UK plc is a public limited company, incorporated in England and Wales, having a registered office in England and is the holding company of the Santander UK group as well as undertaking banking and financial services transactions as an operating company.

BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements are not a form of statutory accounts. The information for the year ended 31 December 2012 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that financial year has been delivered to the Registrar of Companies. The auditor’s report on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

a) Compliance with International Financial Reporting Standards

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (‘IASB’), including interpretations issued by the IFRS Interpretations Committee (‘IFRIC’) of the IASB (together ‘IFRS’). The Santander UK group has also complied with its legal obligation to comply with International Financial Reporting Standards as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented. Accordingly, certain information and disclosures normally required to be included in the notes to the annual financial statements have been omitted or condensed. The Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Santander UK plc group for the year ended 31 December 2012 which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the IASB in addition to being consistent with IFRS as adopted for use in the European Union.

The same accounting policies, presentation and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the presentation of the Santander UK plc group’s 2012 Annual Report except as described below:

Recent accounting developments

In 2013, the Santander UK group adopted the following amendments to standards which became effective for financial years beginning on 1 January 2013.

a)

IAS 1 ‘Presentation of Financial Statements’ - In June 2011, the IASB issued amendments to IAS 1 that retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (i) items that will not be reclassified subsequently to profit or loss; and (ii) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments to IAS 1 are effective for annual periods beginning on or after 1 July 2012.

The amendments have been applied retrospectively and hence the presentation of items of other comprehensive income has been modified to reflect the changes. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

b)

IAS 19 ‘Employee Benefits’ - In June 2011, the IASB issued amendments to IAS 19 that change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognised immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net interest’ amount under IAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset. In addition, IAS 19 (as revised in 2011) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures.

102	Santander UK plc 2013 Half Yearly Financial Report

Financial Statements

Notes to the Financial Statements continued

The Santander UK group adopted IAS 19 with effect from 1 January 2004 and has since that date recognised all actuarial gains and losses immediately through other comprehensive income and all past service costs immediately when changes to benefits were made. No change to prior periods is required in respect of the elimination of the corridor approach or recognition of past service costs.

In the six months ended 30 June 2013, Santander UK has presented a ‘net interest’ amount, determined in accordance with IAS 19 (as revised in 2011). Comparative amounts have not been restated as the impact has been assessed as not material.

c)

In December 2011, the IASB issued amendments to IFRS 7 ‘Disclosures - Offsetting Financial Assets and Financial Liabilities’ which requires the disclosures about the effect or potential effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. The amendments are effective for annual periods beginning on or after 1 January 2013 but not for interim periods within those annual periods.

d)

IFRS 10 ’Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’, IFRS 12 ‘Disclosure of Interests in Other Entities’, IAS 27 ‘Separate Financial Statements’ and IAS 28 ‘Investments in Associates and Joint Ventures’ – In May 2011, the package of five standards on consolidation, joint arrangements, associates and disclosures was issued. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards.

•

Under IFRS 10, control is the single basis for consolidation, irrespective of the nature of the investee; this standard therefore eliminates the risks-and-rewards approach. IFRS 10 identifies the three elements of control as power over the investee, exposure, or rights, to variable returns from involvement with the investee and the ability to use power over the investee to affect the amount of the investor’s returns. An investor must possess all three elements to conclude that it controls an investee. The assessment of control is based on all facts and circumstances, and the conclusion is reassessed if there are changes to at least one of the three elements. Retrospective application is required subject to certain transitional provisions.

The Santander UK group has reviewed its control assessments from 1 January 2013 in accordance with IFRS 10 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees held during the period or comparative periods covered by these financial statements apart from the deconsolidation of the finance subsidiaries which have issued trust preferred securities as detailed in Note 34 to the 2012 Annual Report. The deconsolidation of these entities had no material impact on the income statement, balance sheet or cash flow statement in current or prior periods. The other amendments to IAS 27 did not affect the Company.

•

IFRS 11 applies to all entities that are parties to a joint arrangement. A joint arrangement is an arrangement of which two or more parties have joint control. IFRS 11 establishes two types of joint arrangements, joint operations and joint ventures, which are distinguished by the rights and obligations of the parties to the arrangement. In a joint operation, the parties to the joint arrangement (referred to as ‘joint operators’) have rights to the assets and obligations for the liabilities of the arrangement. By contrast, in a joint venture, the parties to the arrangement (referred to as ‘joint venturers’) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognise its share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs; however, a joint venturer would account for its interest by using the equity method of accounting under IAS 28 (2011). The amendments to IAS 28 did not affect the Company.

Santander UK group has reassessed its joint arrangement and concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangement.

•

IFRS 12 integrates the disclosure requirements on interests in other entities, currently included in several standards to make it easier to understand and apply the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard also contains additional requirements on a number of topics. Under IFRS 12, an entity should disclose information about significant judgements and assumptions (and any changes to those assumptions) made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement. IFRS 12 also requires additional disclosures to provide information to enable users to assess the nature of, and risks associated with the Company’s interests in other entities and the effect of those interests on the Company’s financial position, performance and cash flow. Disclosures shall be aggregated or disaggregated so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have different characteristics. The standard has been applied prospectively from 1 January 2013.

Disclosures for the six months ended 30 June 2013 as a result of the adoption of IFRS 12 can be found in Note 28.

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Financial Statements

Notes to the Financial Statements continued

e)

IFRS 13 ‘Fair Value Measurement’ - In May 2011, the IASB issued IFRS 13, which establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. IFRS 13 applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS is an exit price regardless of whether that price is directly observable or estimated using another valuation technique.

IFRS 13 requires prospective application from 1 January 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. In accordance with these transitional provisions, the Santander UK group has not made any new disclosures required by IFRS 13 for the 2012 comparative period.

The application of IFRS 13 for the six months ended 30 June 2013 resulted in the recognition of a debit valuation adjustment in respect of derivative liabilities of £44m. The required disclosures can be found in Note 27.

f)	There are a number of other changes to IFRS that were effective from 1 January 2013. Those changes did not have a significant impact on the Santander UK group’s financial statements.

Future accounting developments

The Santander UK group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the Santander UK group:

a)

IFRS 9 ‘Financial Instruments’ - In November 2009, the IASB issued IFRS 9 ‘Financial Instruments (‘IFRS 9’) which introduced new requirements for the classification and measurement of financial assets. In October 2010, the IASB issued an amendment to IFRS 9 incorporating requirements for financial liabilities. Together, these changes represent the first phase in the IASB’s planned replacement of IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) with a less complex and improved standard for financial instruments.

Following the IASB’s decision in December 2011 to defer the effective date, the standard is effective for annual periods beginning on or after 1 January 2015 with early adoption permitted. IFRS 9 is required to be applied retrospectively but prior periods need not be restated.

The second and third phases in the IASB’s project to replace IAS 39 will address impairment of financial assets measured at amortised cost and hedge accounting.

The IASB re-opened the requirements for classification and measurement in IFRS 9 in 2012 to address practice and other issues, with an exposure draft of revised proposals issued in November 2012. The proposals have yet to be finalised and it is therefore not yet possible to estimate the financial effects. The current effective date is 1 January 2015, but may be delayed.

b)

In December 2011, the IASB issued amendments to IAS 32 ‘Offsetting Financial Assets and Financial Liabilities’ which clarified the requirements for offsetting financial instruments and addressed inconsistencies in current practice when applying the offsetting criteria in IAS 32 ‘Financial Instruments: Presentation’. The amendments are effective for annual periods beginning on or after 1 January 2014 with early adoption permitted and are required to be applied retrospectively.

The Santander UK group is currently assessing the impact of these clarifications but it is not practicable to quantify the effect as at the date of the publication of these financial statements.

c)

There are a number of other standards which have been issued or amended that are expected to be effective in future periods. However, it is not practicable to provide a reasonable estimate of their effects on the Santander UK group’s financial statements until a detailed review has been completed.

The Condensed Consolidated Interim Financial Statements reflect all adjustments that, in the opinion of management of the Santander UK group, are necessary for a fair presentation of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.

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Financial Statements

Notes to the Financial Statements continued

GOING CONCERN

The Directors have assessed the ability of the Santander UK group to continue as a going concern, in the light of uncertain current and anticipated economic conditions, including analysing the financial resources available to it and stress testing performance forecasts through various scenarios. The Directors confirm they are satisfied that the Santander UK group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis of accounting for preparing financial statements.

CONSOLIDATION

a) Subsidiaries

The Condensed Consolidated Interim Financial Statements incorporate the financial statements of Santander UK plc and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary. Inter-company transactions, balances and unrealised gains on transactions between Santander UK group companies are eliminated; unrealised losses are also eliminated unless the cost cannot be recovered.

The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. Acquisition related costs are expensed as incurred. The excess of the cost of acquisition, as well as the fair value of any interest previously held, over the fair value of the Santander UK group’s share of the identifiable net assets of the acquired subsidiary, associate or business at the date of acquisition is recorded as goodwill. When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 “Financial Instruments: Recognition and Measurement” or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

Transactions between entities under common control, i.e. fellow subsidiaries of Banco Santander, S.A. (the “ultimate parent”) are outside the scope of IFRS 3 - “Business Combinations”, and there is no other guidance for such situations under IFRS. The Santander UK group elects to account for transactions between entities under common control for cash consideration in a manner consistent with the approach under IFRS 3R, except for the continued disclosure of those IBNO provisions for a portfolio that cannot easily be allocated to individual loans, unless the transaction represents a reorganisation of entities within the Santander UK group, in which case the transaction is accounted for at its historical cost. Business combinations between entities under common control transacted for non-cash consideration are accounted for by the Santander UK group in a manner consistent with group reconstruction relief under UK GAAP (merger accounting).

b) Associates and joint ventures

Associates are entities over which the Santander UK group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. Unrealised gains on transactions between the Santander UK group and its associates are eliminated to the extent of the Santander UK group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Santander UK group’s investment in associates includes goodwill on acquisition.

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Santander UK group’s investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recorded at cost and adjusted each year to reflect the Santander UK group’s share of the post-acquisition results of the joint venture or associate. The share of any losses is restricted to a level that reflects an obligation to fund such losses. The Santander UK group does not hold significant investments in associates or joint ventures.

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Financial Statements

Notes to the Financial Statements continued

HEDGE ACCOUNTING

Santander UK plc group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its risk management strategies. Derivatives are used to hedge interest rate, exchange rate and exposures to certain indices such as retail price indices.

At the time a financial instrument is designated as a hedge (i.e., at the inception of the hedge), the Santander UK group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and respective hedged item, the nature of the risk being hedged (including the benchmark interest rate being hedged in a hedge of interest rate risk) and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed. Accordingly, the Santander UK group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Santander UK group can expect, and actual results indicate, that changes in the fair value or cash flow of the hedged items are effectively offset by changes in the fair value or cash flow of the hedging instrument. If at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (‘fair value hedges’); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (‘cash flow hedges’); or (iii) a hedge of a net investment in a foreign operation (‘net investment hedges’). The Santander UK group applies fair value hedge accounting and cash flow hedge accounting but not hedging of a net investment in a foreign operation.

a) Fair value hedge accounting

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Where the hedged item is measured at amortised cost, the fair value changes adjust the carrying amount of the hedged asset or liability. Changes in the fair value of portfolio hedged items are presented separately in the statement of financial position and recognised in the statement of comprehensive income as gains or losses on financial assets and liabilities held for trading. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. For fair value hedges of interest rate risk, the cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity. For portfolio hedged items, the cumulative adjustment is amortised to the income statement using the straight line method over the period to maturity.

b) Cash flow hedge accounting

The effective portion of changes in the fair value of qualifying cash flow hedges is recognised in other comprehensive income in the cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

CRITICAL ACCOUNTING POLICIES AND AREAS OF SIGNIFICANT MANAGEMENT JUDGEMENT

The preparation of the Santander UK group’s Condensed Consolidated Interim Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following accounting estimates and judgements are considered important to the portrayal of the Santander UK group’s financial results and financial condition because: (i) they are highly susceptible to change from period to period as assumptions are made to calculate the estimates, and (ii) any significant difference between the Santander UK group’s estimated amounts and actual amounts could have a material impact on the Santander UK group’s future financial results and financial condition.

In calculating each estimate, a range of outcomes was calculated based principally on management’s conclusions regarding the input assumptions relative to historic experience. The actual estimates were based on what management concluded to be the most probable assumptions within the range of reasonably possible assumptions.

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Financial Statements

Notes to the Financial Statements continued

a) Impairment loss allowances for loans and advances

The Santander UK group estimates impairment losses for loans and advances to customers, loans and receivables securities, and loans and advances to banks as described in the accounting policy “Impairment of financial assets” on page 219 of the 2012 Annual Report. The Santander UK group’s assumptions about estimated losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.

The net impairment loss (i.e. after recoveries) for loans and advances to customers in the Retail Banking segment recognised in the first half of 2013 was £184m (six months ended 30 June 2012: £221m), in the Corporate Banking segment was £51m (six months ended 30 June 2012: £56m) and in the Corporate Centre segment was £nil (six months ended 30 June 2012: £73m). In calculating the Retail Banking and Corporate Banking impairment loss allowances, a range of outcomes was calculated, either for each individual loan or by portfolio, based on management’s conclusions regarding the estimated number of accounts that will be written off or repossessed (the ‘loss propensity’), the estimated proportion of such cases that will result in a loss (the ‘loss factor’) and the average loss incurred (the ‘loss per case’) relative to historic experience.

Had management used different assumptions, a larger or smaller impairment loss allowance would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Specifically, if management’s conclusions as to the loss propensity, the loss factor and the estimated loss per case were different, but within the range of what management deemed to be reasonably possible, the impairment loss for loans and advances in the Retail Banking segment could have decreased in the first half of 2013 from an actual impairment loss of £184m (six months ended 30 June 2012: £221m) by up to £31m (six months ended 30 June 2012: £51m), with a potential corresponding increase in the Santander UK group’s profit before tax in the first half of 2013 of up to 7% (six months ended 30 June 2012: 7%), or increased by up to £18m (six months ended 30 June 2012: £28m), with a potential corresponding decrease in the Santander UK group’s profit before tax in the first half of 2013 of up to 5% (six months ended 30 June 2012: 4%).

Similarly, the impairment loss for loans and advances in the Corporate Banking segment could have decreased in 2013 from an actual impairment loss of £51m (six months ended 30 June 2012: £56m) by up to £44m (six months ended 30 June 2012: £9m), with a potential corresponding increase in the Santander UK group’s profit before tax in the first half of 2013 of up to 8% (six months ended 30 June 2012: 1%), or increased by up to £23m (six months ended 30 June 2012: £8m), with a potential corresponding decrease in the Santander UK group’s profit before tax in the first half of 2013 of up to 4% (six months ended 30 June 2012: 1%).

Similarly, the impairment loss for loans and advances in the Corporate Centre segment could have decreased in the first half of 2013 from an actual impairment loss of £nil (six months ended 30 June 2012: £73m) by up to £50m (six months ended 30 June 2012: £12m), with a potential corresponding increase in the Santander UK group’s profit before tax in the first half of 2013 of up to 9% (six months ended 30 June 2012: 2%), or increased by up to £25m (six months ended 30 June 2012: £11m), with a potential corresponding decrease in the Santander UK group’s profit before tax in the first half of 2013 of up to 5% (six months ended 30 June 2012: 2%).

b) Valuation of financial instruments

The Santander UK group trades in a wide variety of financial instruments in the major financial markets. When estimating the value of its financial instruments, including derivatives where quoted market prices are not available, management therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction.

Had management used different assumptions, a larger or smaller change in the valuation of financial instruments including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax.

Detailed disclosures on financial instruments, including sensitivities, can be found in Note 46 of the 2012 Annual Report. Further information about sensitivities to market risk (including Value-at-Risk (‘VaR’)) arising from financial instrument trading activities can be found in the Risk Management Report on page 66.

c) Goodwill impairment

A goodwill impairment loss of £nil was recognised in the first half of 2013 (six months ended 30 June 2012: £nil). The carrying amount of goodwill was £1,834m at 30 June 2013 (2012: £1,834m). The Santander UK group evaluates whether the carrying value of goodwill is impaired and performs impairment testing annually or more frequently if there are impairment indicators present. Details of the Santander UK group’s approach to identifying and quantifying impairment of goodwill are set out in Note 14. Assumptions about the measurement of the estimated recoverable amount of goodwill are based on management’s estimates of future cash flows and growth rates of the cash-generating units. The Santander UK group’s assumptions about estimated future cash flows and growth rates are based on management’s view of future business prospects at the time of the assessment and are subject to a high degree of uncertainty.

Had management used different assumptions, a larger or smaller goodwill impairment loss would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Detailed disclosures on the assumptions used, including sensitivities, can be found in Note 14.

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Financial Statements

Notes to the Financial Statements continued

d) Provision for conduct remediation

Detailed disclosures on the provision for conduct remediation can be found in Note 21. The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses. However, with respect to payment protection insurance (‘PPI’), there are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties in assessing the impact of detailed implementation of the FSA Policy Statement of 10 August 2010 for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs. Similar uncertainty arises with respect to other products for which provision has been required in the first half of 2013.

The provision requires significant judgement by management in determining appropriate assumptions, which include the level of complaints, of those, the number that will be upheld, as well as redress costs for each of the different populations of customers identified by the Santander UK group in its analyses used to determine the best estimate of the anticipated costs of redress.

Had management used different assumptions, a larger or smaller provision release would have resulted that could have had a material impact on the Santander UK group’s reported profit before tax. Specifically, if the level of PPI complaints had been one percentage point higher/(lower) than estimated for all policies written then the provision at 30 June 2013 would have increased/(decreased) by approximately £32m (2012: £32m). There are a large number of inter-dependent assumptions under-pinning the provision; this sensitivity assumes that all assumptions, other than the level of complaints, remain constant. Other factors are more observable as the provision is based on current levels with respect to uphold rates and redress costs. With respect to products for which provision was required in 2013, while similar uncertainties arise, it is too early to provide a meaningful range.

The Santander UK group will re-evaluate the assumptions underlying its analysis at each reporting date as more information becomes available. As noted above, there is inherent uncertainty in making estimates; actual results in future periods may differ from the amount provided.

e) Pensions

The Santander UK group operates a number of defined benefit pension schemes as described in Note 22 and estimates their fair values as described in the accounting policy “Pensions and other post retirement benefits” on page 213 of the 2012 Annual Report.

The defined benefit service cost recognised in the six months ended 30 June 2013 was £20m (six months ended 30 June 2012: £15m). The defined benefit pension schemes which were in a net asset position had a surplus of £203m (2012: surplus of £254m) and the defined benefit pension schemes which were in a net liability position had a deficit of £460m (2012: deficit of £305m).

Accounting for defined benefit pension schemes requires management to make assumptions, principally about mortality, but also about price inflation, discount rates, pension increases, and earnings growth. Management’s assumptions are based on past experience and current economic trends, which are not necessarily an indication of future experience.

Detailed disclosures on the current year service cost and deficit, including sensitivities, can be found in Note 22.

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Financial Statements

Notes to the Financial Statements continued

2. SEGMENTS

The principal activity of the Santander UK group is financial services. The Santander UK group’s business is managed and reported on the basis of the following segments:

•	Retail Banking;

•	Corporate Banking;

•	Markets; and

•	Corporate Centre.

In the first half of 2013, the Company completed deals to sell its co-brand credit cards business, and the business was managed and reported as part of Corporate Centre, rather than Retail Banking as in 2012. The segmental analysis for the prior period has been adjusted to reflect the fact that reportable segments have changed.

The Santander UK group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Santander UK group has four segments:

•

Retail Banking offers a wide range of products and financial services to customers through a network of branches, agencies and ATMs, as well as through telephony, e-commerce and intermediary channels. It principally serves personal banking customers, but also services small businesses with an annual turnover of up to £250,000. Retail Banking products include residential mortgage loans, savings and current accounts, credit cards (excluding the co-brand credit cards business) and personal loans as well as a range of insurance products.

•

Corporate Banking offers a wide range of products and financial services to customers through a network of regional business centres and through telephony and e-commerce channels. Corporate Banking products and services include loans, bank accounts, deposits, treasury services, invoice discounting, cash transmission and asset finance.

The SME and mid corporate business principally serves small and medium enterprises with an annual turnover of more than £250,000 up to £50m (‘SMEs’), and other corporate customers with an annual turnover of up to £500m. This also includes real estate lending.

The Large Corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to large multinational corporate customers with an annual turnover of more than £500m. Lending includes syndicated loans and structured finance. Transactional banking includes trade finance and cash management. Money market activities include securities lending/borrowing and repos.

•

Markets offers risk management and other services to financial institutions, as well as to other Santander UK divisions. Its main product areas are fixed income and foreign exchange, equity, capital markets and institutional sales.

•

Corporate Centre includes Financial Management & Investor Relations (‘FMIR’) and the non-core corporate and legacy portfolios, as well as the co-brand credit cards business. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value. Deals to sell the co-brand credit cards business were completed in the first half of 2013.

The Company’s board of directors (the ‘Board’) is the chief operating decision maker for the Santander UK group. The segment information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business, including measures of operating results, assets and liabilities. The segment information reviewed by the Board is prepared on a statutory basis of accounting.

Transactions between the business segments are on normal commercial terms and conditions. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Internal charges and internal UK transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis. Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in total trading income. Interest charged for these funds is based on the Santander UK group’s cost of wholesale funding.

Santander UK plc 2013 Half Yearly Financial Report	109

Financial Statements

Notes to the Financial Statements continued

Interest income and interest expense have not been reported separately. The majority of the revenues from the segments presented below are interest income in nature and the Board relies primarily on net interest income to both assess the performance of the segment and to make decisions regarding allocation of segmental resources.

30 June 2013	Retail Banking £m	Corporate Banking £m	Markets £m	Corporate Centre £m	Total £m
Net interest income/(expense)	1,382	199	(1)	(189)	1,391
Non-interest income	328	137	40	65	570

Total operating income	1,710	336	39	(124)	1,961

Administration expenses	(772)	(147)	(48)	(25)	(992)
Depreciation, amortisation and impairment	(95)	(9)	(1)	(16)	(121)

Total operating expenses excluding provisions and charges	(867)	(156)	(49)	(41)	(1,113)

Impairment losses on loans and advances	(184)	(51)	—	—	(235)
Provisions for other liabilities and charges	(6)	—	—	(58)	(64)

Total operating provisions and charges	(190)	(51)	—	(58)	(299)

Profit/(loss) from continuing operations before tax	653	129	(10)	(223)	549

Loss from discontinued operations after tax	—	—	—	(12)	(12)

Revenue from external customers	2,024	640	39	(742)	1,961
Inter-segment revenue	(314)	(304)	—	618	—

Total operating income	1,710	336	39	(124)	1,961

Customer assets	159,605	21,036	—	10,353	190,994
Total assets(1)	165,140	49,513	24,873	58,345	297,871

Customer deposits	126,697	13,847	—	9,928	150,472
Total liabilities	131,914	40,874	19,020	93,203	285,011

Average number of staff(2)	17,940	1,754	356	255	20,305

(1)	Includes customer assets, net of impairment loss allowances.
(2)	Full-time equivalents

30 June 2012	Retail Banking(1) £m	Corporate Banking £m	Markets £m	Corporate Centre(1) £m	Total £m
Net interest income/(expense)	1,413	157	(3)	(102)	1,465
Non-interest income	323	189	137	5	654

Total operating income	1,736	346	134	(97)	2,119

Administration expenses	(763)	(121)	(54)	(21)	(959)
Depreciation, amortisation and impairment	(88)	(7)	(1)	(22)	(118)

Total operating expenses excluding provisions and charges	(851)	(128)	(55)	(43)	(1,077)

Impairment losses on loans and advances	(221)	(56)	—	(73)	(350)
Provisions for other liabilities and charges	1	—	—	(3)	(2)

Total operating provisions and charges	(220)	(56)	—	(76)	(352)

Profit/(loss) from continuing operations before tax	665	162	79	(216)	690

Profit from discontinued operations after tax	—	—	—	26	26

Revenue from external customers	2,403	478	134	(896)	2,119
Inter-segment revenue	(667)	(132)	—	799	—

Total operating income	1,736	346	134	(97)	2,119

31 December 2012
Customer assets	164,126	19,605	—	11,002	194,733
Total assets(2)	168,305	35,736	28,173	60,830	293,044

Customer deposits	127,178	12,812	—	8,582	148,572
Total liabilities	128,404	24,040	28,695	98,956	280,095

Average number of staff(3)	18,264	2,136	382	307	21,089

(1)	Adjusted to reflect the presentation of discontinued operations, as set out in Note 6 to the Condensed Consolidated Interim Financial Statements.
(2)	Includes customer assets, net of impairment loss allowances.
(3)	Full-time equivalents.

110	Santander UK plc 2013 Half Yearly Financial Report

Financial Statements

Notes to the Financial Statements continued

3. NET TRADING AND OTHER INCOME

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Net trading and funding of other items by the trading book	206	181
Income from operating lease assets	21	27
Losses on assets designated at fair value through profit or loss	(181)	(175)
Expense on liabilities designated at fair value through profit or loss	(12)	(14)
Gains /(losses) on derivatives managed with assets/liabilities held at fair value through profit or loss	179	(88)
Share of profit from associates and joint ventures	1	—
Profit on sale of available-for-sale assets	53	22
Hedge ineffectiveness and other	(86)	284

	181	237

“Net trading and funding of other items by the trading book” includes fair value gains/(losses) of £137m (six months ended 30 June 2012: £(57)m) on embedded derivatives bifurcated from certain equity index-linked deposits. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These internal transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to £136m (six months ended 30 June 2012: £(58)m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were £1m (six months ended 30 June 2012: £1m).

4. IMPAIRMENT LOSSES AND PROVISIONS

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Impairment losses on loans and advances:
- loans and advances to customers (Note 12)	295	374
- loans and advances to banks	—	—
- loans and receivables securities	—	—
Recoveries of loans and advances (Note 12)	(60)	(24)

	235	350

Impairment losses on available-for-sale financial assets	—	—

Provisions for other liabilities and charges (Note 21)	64	2

Total impairment losses and provisions charged to the income statement	299	352

5. TAXATION CHARGE

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Current tax:
UK corporation tax on profit of the period	45	131
Adjustments in respect of prior years	(13)	(4)

Total current tax	32	127

Deferred tax:
Origination and reversal of temporary differences	79	32
Change in rate of UK corporation tax	—	7
Adjustments in respect of prior years	(2)	—

Total deferred tax	77	39

Tax on profit for the period	109	166

Interim period corporation tax is accrued based on the estimated average annual effective corporation tax rate for the year of 23% (2012: 23.5%). The standard rate of UK corporation tax was 23.25% (2012: 24.5%). The standard rate of UK corporation tax was reduced from 24% to 23% with effect from 1 April 2013. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Santander UK plc 2013 Half Yearly Financial Report	111

Financial Statements

Notes to the Financial Statements continued

The Finance Act 2012, which provided for a reduction in the main rate of UK corporation tax to 23% effective from 1 April 2013 was enacted on 17 July 2012. The UK Government has also indicated that it intends to enact a further reduction in the main tax rate down to 21% on1 April 2014 and then to 20% on 1 April 2015. These changes in the rate were substantively enacted on 2 July 2013 after the balance sheet date and, therefore, are not included in these Condensed Consolidated Interim Financial Statements. The estimated financial statement impact of these changes is insignificant.

The tax expense differs from the theoretical amount that would arise using the UK statutory rate as follows:

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Profit before tax	549	690

Tax calculated at a tax rate of 23.25% (2012: 24.5%)	128	169
Non deductible preference dividends paid	1	1
Non deductible UK Bank Levy	8	10
Other non-equalised items	(10)	(16)
Effect of non-UK profits and losses	(1)	(1)
Utilisation of capital losses for which credit was not previously recognised	(2)	—
Effect of change in tax rate on deferred tax provision	—	7
Adjustment to prior year provisions	(15)	(4)

Tax expense	109	166

Further information about deferred tax is presented in Note 16.

6. DISCONTINUED OPERATIONS

In the first half of 2013, the Company completed deals to sell its co-brand credit cards business for a cash consideration of £660m. The net assets disposed of consisted of loans to customers of £672m, at 31 December 2012 assets of £1.2bn were classified as held for sale, during 2013 these have been removed from Loans and Advances to Customers and presented within Other Assets within the Corporate Centre segment. The results, and loss on sale, of the discontinued operations were as follows:

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Total operating income	63	111
Total operating expenses	(30)	(53)
Impairment losses on loans and advances	(12)	(18)
Provisions for other liabilities and charges	(21)	(5)
Loss on sale of discontinued operations	(16)	—

(Loss)/profit of discontinued operations before tax	(16)	35
Taxation credit/(charge)	4	(9)

(Loss)/profit for the period from discontinued operations	(12)	26

7. DIVIDENDS

Dividends of £450m (2012: £425m) were paid on Santander UK plc’s ordinary shares in issue during the period. The annual dividend of £21m on the Step-Up Callable Perpetual Reserve Capital Instruments was paid on 14 February 2013, the annual dividend of £17m on the £300m Step-up Callable Perpetual Preferred Securities, was paid on 22 March 2013, and the annual dividend of £19m on the £300m fixed/floating rate non-cumulative callable preference shares was paid on 24 May 2013.

An interim dividend of £215m was declared on 25 June 2013 on the Company’s ordinary shares in issue.

112	Santander UK plc 2013 Half Yearly Financial Report

Financial Statements

Notes to the Financial Statements continued

8. TRADING ASSETS

		30 June 2013 £m	31 December 2012 £m
Loans and advances to banks	- securities purchased under resale agreements	7,632	7,245
	- other(1)	2,194	2,743
Loans and advances to customers	- securities purchased under resale agreements	11,802	7,463
	- other(2)	104	89
Debt securities		8,985	4,494
Equity securities		446	464

		31,163	22,498

(1)	Comprises short-term loans of £1m (2012: £2m) and cash collateral of £2,193m (2012: £2,741m).
(2)	Comprises short-term loans.

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £128m (2012: £206m) and £41m (2012: £nil) respectively.

9. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are financial instruments whose value is derived from the price of one or more underlying items such as equities, equity indices, interest rates, foreign exchange rates, property indices, commodities and credit spreads. Derivatives enable users to manage exposure to credit or market risks. The Santander UK group sells derivatives to its customers and uses derivatives to manage its own exposure to credit and market risks. Details of the Santander UK group’s uses of derivatives are set out in Note 15 of the 2012 Annual Report.

30 June 2013

Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	98,954	1,439	1,706
- Foreign exchange swaps, options and forwards	27,972	513	302

	126,926	1,952	2,008

Interest rate contracts:
- Interest rate swaps	470,088	15,679	14,757
- Caps, floors and swaptions(1)	58,981	3,234	3,297
- Futures (exchange traded)	37,127	58	—
- Forward rate agreements	65,387	1	6

	631,583	18,972	18,060

Equity and credit contracts:
- Equity index swaps and similar products	30,263	1,446	2,254
- Equity index options (exchange traded)	30,655	307	1
- Credit default swaps and similar products	224	35	3

	61,142	1,788	2,258

Commodity contracts:
- OTC swaps	144	5	5

	144	5	5

Total derivative assets and liabilities held for trading	819,795	22,717	22,331

Derivatives held for hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	487	185	—
Interest rate contracts:
- Interest rate swaps	113,741	1,875	1,293

	114,228	2,060	1,293

Derivatives designated as cash flow hedges:
Exchange rate contracts:
- Cross-currency swaps	8,356	1,147	5

	8,356	1,147	5

Total derivative assets and liabilities held for hedging	122,584	3,207	1,298

Total recognised derivative assets and liabilities	942,379	25,924	23,629

(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

Santander UK plc 2013 Half Yearly Financial Report	113

Financial Statements

Notes to the Financial Statements continued

31 December 2012

Derivatives held for trading	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Exchange rate contracts:
- Cross-currency swaps	117,658	2,101	2,195
- Foreign exchange swaps, options and forwards	19,568	962	654

	137,226	3,063	2,849

Interest rate contracts:
- Interest rate swaps	457,430	20,072	18,977
- Caps, floors and swaptions(1)	61,015	3,584	3,626
- Futures (exchange traded)	19,273	54	31
- Forward rate agreements	123,132	9	13

	660,850	23,719	22,647

Equity and credit contracts:
- Equity index swaps and similar products	44,077	1,086	1,816
- Equity index options (exchange traded)	29,652	152	89
- Credit default swaps and similar products	335	37	7

	74,064	1,275	1,912

Commodity contracts:
- OTC swaps	227	7	7

	227	7	7

Total derivative assets and liabilities held for trading	872,367	28,064	27,415

Derivatives held for hedging	Contract/notional amount £m	Fair value assets £m	Fair value liabilities £m
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	5,024	76	168
Interest rate contracts:
- Interest rate swaps	77,592	2,006	1,278

	82,616	2,082	1,446

Total derivative assets and liabilities held for hedging	82,616	2,082	1,446

Total recognised derivative assets and liabilities	954,983	30,146	28,861

(1)	A swaption is an option on a swap that gives the holder the right but not the obligation to buy or sell a swap.

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £1,726m (2012: £2,028m) and £148m (2012: £169m) respectively and amounts owed by the Santander UK group to Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £1,600m (2012: £1,916m) and £181m (2012: £117m). The net exposures after collateral to the ultimate parent undertaking and fellow subsidiaries at 30 June 2013 amounted to £84m (2012: £138m) and £7m (2012: £7m), respectively.

Net gains or losses arising from fair value and cash flow hedges included in net trading and other income

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Fair value hedging:
Gains on hedging instruments	(199)	640
Losses on hedged items attributable to hedged risks	216	(364)

Fair value hedging ineffectiveness	17	276
Cash flow hedging ineffectiveness	(98)	—

	(81)	276

The Santander UK group hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains/(losses) arising on these assets and liabilities are presented in the table above on a combined basis.

In addition, in the ordinary course of business, the Santander UK group entered into long-term interest rate contracts as economic hedges with five investment vehicles whose underlying assets comprise debt securities, bank loans and energy and infrastructure financings. Although the vehicles themselves are not externally rated, the counterparty exposure ranks super-senior to the most senior notes issued by the vehicles and these notes are rated AAA or AA. The total mark-to-market exposure at 30 June 2013 was £42m (2012: £50m). These long-term interest rate hedging contracts are included within “derivatives held for trading - interest rate contracts” shown above.

114	Santander UK plc 2013 Half Yearly Financial Report

Financial Statements

Notes to the Financial Statements continued

Hedged cash flows

The following tables show when the Santander UK group’s hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

30 June 2013	0 - 1 years £m	1 - 2 years £m	2 - 3 years £m	3 - 4 years £m	4 - 5 years £m	5 - 10 years £m	10 - 20 years £m	Over 20 years £m	Total £m
Hedged forecast cash flows expected to occur:
Forecast receivable cash flows	109	123	124	132	109	249	105	—	951
Forecast payable cash flows	(876)	(2,434)	(200)	(1,698)	(2,071)	(2,092)	(380)	—	(9,751)

Hedged forecast cash flows affect profit or loss:
Forecast receivable cash flows	109	122	124	131	101	247	104	—	938
Forecast payable cash flows	(874)	(2,430)	(200)	(1,671)	(2,048)	(2,075)	(377)	—	(9,675)

There were no hedging instruments designated as cash flow hedges during the year ended 31 December 2012.

There were no transactions for which cash flow hedge accounting had to be ceased during the six months ended 30 June 2013 as a result of the highly probable cash flows no longer being expected to occur.

Gains and losses transferred from the cash flow hedging reserve in the current period to net interest income was a £14m gain (year ended 31 December 2012: £nil) and net trading and other income was a £356m gain (year ended 31 December 2012: £nil).

10. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	30 June 2013 £m	31 December 2012 £m
Loans and advances to customers	2,272	3,248
Debt securities	549	563

	2,821	3,811

Financial assets are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring the assets or liabilities or recognising gains or losses on them on a different basis, or where the assets are managed and their performance evaluated on a fair value basis, or where a contract contains one or more embedded derivatives which would otherwise require bifurcation and separate recognition as derivatives.

Included in the above balances are amounts owed to the Santander UK group by Banco Santander, S.A. and other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £nil (2012: £nil) and £56m (2012: £47m) respectively.

The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was £2,272m (2012: £3,248m). The maximum exposure was mitigated by a charge over the residential properties in respect of lending to housing associations amounting to £2,426m (2012: £3,377m) for the Santander UK group.

The net gain during the period attributable to changes in credit risk for loans and advances designated at fair value was £7m (six months ended 30 June 2012: net loss of £19m). The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 30 June 2013 was £349m (2012: cumulative net loss of £356m).

11. LOANS AND ADVANCES TO BANKS

	30 June 2013 £m	31 December 2012 £m
Placements with other banks(1)	2,106	2,201
Amounts due from Banco Santander - securities purchased under resale agreements	234	233
- other	—	4

	2,340	2,438

(1)	Principally comprises time deposits, cash in the course of collection, cash held with foreign banks and unsettled financial transactions.

Santander UK plc 2013 Half Yearly Financial Report	115

Financial Statements

Notes to the Financial Statements continued

12. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2013 £m	31 December 2012 £m
Loans and advances to customers	189,242	193,455
Amounts due from fellow Banco Santander group subsidiaries and joint ventures	554	347

Loans and advances to customers	189,796	192,584
Less: impairment loss allowances	(1,731)	(1,802)

Loans and advances to customers, net of impairment loss allowances	188,065	190,782

Movement in impairment loss allowances:

30 June 2013	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
At 1 January 2013:
- Observed
- Individual	58	544	—	80	11	693
- Collective	327	58	6	79	197	667
- Incurred but not yet observed	167	125	34	10	106	442

	552	727	40	169	314	1,802

Charge/(release) to the income statement:
- Observed
- Individual	(2)	46	—	19	(11)	52
- Collective	40	(32)	7	26	164	205
- Incurred but not yet observed	33	(69)	(2)	58	18	38

	71	(55)	5	103	171	295

Write offs and other items	(44)	(119)	(4)	(27)	(172)	(366)

At 30 June 2013:
- Observed
- Individual	56	471	—	72	—	599
- Collective	323	26	9	105	150	613
- Incurred but not yet observed	200	56	32	68	163	519

	579	553	41	245	313	1,731

31 December 2012	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
At 1 January 2012:
- Observed	381	324	6	83	267	1,061
- Incurred but not yet observed	97	103	31	24	113	368

	478	427	37	107	380	1,429

Charge/(release) to the income statement:
- Observed	79	440	12	129	318	978
- Incurred but not yet observed	70	22	4	(14)	(7)	75

	149	462	16	115	311	1,053

Write offs and other items	(75)	(162)	(13)	(53)	(377)	(680)

At 31 December 2012
- Observed	385	602	6	159	208	1,360
- Incurred but not yet observed	167	125	34	10	106	442

	552	727	40	169	314	1,802

Recoveries:

	Loans secured on residential property £m	Corporate Loans £m	Finance leases £m	Other secured advances £m	Other unsecured advances £m	Total £m
30 June 2013	—	1	1	—	58	60

30 June 2012	2	—	2	2	18	24

116	Santander UK plc 2013 Half Yearly Financial Report

Financial Statements

Notes to the Financial Statements continued

13. AVAILABLE-FOR-SALE SECURITIES

	30 June 2013 £m	31 December 2012 £m
Debt securities	5,154	5,459
Equity securities	24	24

	5,178	5,483

14. INTANGIBLE ASSETS

a) Goodwill

	30 June 2013 £m	31 December 2012 £m
Cost
At 1 January, 30 June and 31 December	1,916	1,916

Accumulated impairment
At 1 January, 30 June and 31 December	82	82

Net book value	1,834	1,834

Impairment of goodwill

During the period, no impairment of goodwill was recognised (six months ended 30 June 2012: £nil). Impairment testing in respect of goodwill allocated to each cash-generating unit is performed annually or more frequently if there are impairment indicators present. For the purpose of impairment testing, the cash-generating units are based on customer groups within the relevant business divisions.

Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions described above would not cause an impairment to be recognised in respect of goodwill arising on the Santander UK group’s business combinations.

The following cash-generating units include in their carrying values goodwill that comprises the goodwill reported by the Santander UK group. The cash-generating units do not carry on their balance sheets any other intangible assets with indefinite useful lives.

30 June 2013

Business Division	Cash-Generating Unit	Goodwill £m	Basis of valuation	Key assumptions	Discount rate	Growth rate(1)
Retail Banking	Personal financial services	1,169	Value in use: cash flow	5 year plan	11.4%	2%
Retail Banking	Credit cards	456	Value in use: cash flow	5 year plan	11.4%	4%
Retail Banking	Consumer finance	175	Value in use: cash flow	5 year plan	11.4%	—%
Retail Banking	Private banking	30	Value in use: cash flow	5 year plan	11.4%	7%
Retail Banking	Other	4	Value in use: cash flow	5 year plan	11.4%	2%

		1,834

(1)	Average growth rate based on the five year plan for the first five years and a growth rate of 2% applied thereafter.

31 December 2012

Business Division	Cash-Generating Unit	Goodwill £m	Basis of valuation	Key assumptions	Discount rate	Growth rate(1)
Retail Banking	Personal financial services	1,169	Value in use: cash flow	5 year plan	11.4%	2%
Retail Banking	Credit cards	456	Value in use: cash flow	5 year plan	11.4%	4%
Retail Banking	Consumer finance	175	Value in use: cash flow	5 year plan	11.4%	—%
Retail Banking	Private banking	30	Value in use: cash flow	5 year plan	11.4%	7%
Retail Banking	Other	4	Value in use: cash flow	5 year plan	11.4%	2%

		1,834

(1)	Average growth rate based on the five year plan for the first five years and a growth rate of 2% applied thereafter.

In the first half of 2013, there were no significant movements in the discount rate and the growth rate applied.

b) Other intangibles

During the period, the Santander UK group spent approximately £49m (six months ended 30 June 2012: £102m) on additions to its computer software. The Santander UK group disposed of £39m (six months ended 30 June 2012: £9m) of computer software.

Santander UK plc 2013 Half Yearly Financial Report	117

Financial Statements

Notes to the Financial Statements continued

15. PROPERTY, PLANT AND EQUIPMENT

During the period, the Santander UK group spent approximately £34m (six months ended 30 June 2012: £29m) on the refurbishment of its branches and office premises, £9m (six months ended 30 June 2012: £30m) on additions to its office fixtures and equipment, £nil (six months ended 30 June 2012: £nil) on computer software and £53m (six months ended 30 June 2012: £31m) on the acquisition of operating lease assets. The Santander UK group disposed of £30m (six months ended 30 June 2012: £6m) of property, £14m (six months ended 30 June 2012: £nil) of office fixtures and equipment and £56m (six months ended 30 June 2012: £30m) of operating lease assets during the period.

At 30 June 2013, capital expenditure contracted, but not provided for was £10m (2012: £70m) in respect of property, plant and equipment. Assets under construction with a total value of £376m (2012: £293m) are included in the total carrying value of property, plant and equipment at the balance sheet date.

16. DEFERRED TAX

Deferred taxes are calculated on temporary differences under the liability method using the tax rates expected to apply when the liability is settled or the asset is realised. The movement on the deferred tax account was as follows:

	30 June 2013 £m	31 December 2012 £m
At 1 January	60	257
Income statement charge	(77)	(242)
Credited to other comprehensive income:
- retirement benefit obligations	54	42
- available-for-sale financial assets	—	3
- cash flow hedges	14	—

	68	45

At 30 June/ 31 December	51	60

Deferred tax balances are presented in the balance sheet after offsetting assets and liabilities where the Santander UK group and Company has the legal right to offset and intends to settle on a net basis. The deferred tax assets and liabilities are attributable to the following items:

	30 June 2013 £m	31 December 2012 £m
Deferred tax assets/ (liabilities)
Pensions and other post retirement benefits	56	9
Accelerated book depreciation	(40)	(43)
IAS 32 and IAS 39 transitional adjustments	45	53
Other temporary differences	(41)	(22)
Tax losses carried forward	31	63

	51	60

The deferred tax assets scheduled above have been recognised in the Santander UK group on the basis that sufficient future taxable profits are forecast within the foreseeable future, in excess of the profits arising from the reversal of existing taxable temporary differences, to allow for the utilisation of the assets as they reverse. Based on the conditions at the balance sheet date, management determined that a reasonably possible change in any of the key assumptions underlying the estimated future taxable profits in the Santander UK group’s five year plan would not cause a reduction in the deferred tax assets recognised.

The Santander UK group recognised deferred tax assets in respect of trading losses relating to the former Alliance & Leicester plc business which was transferred to Santander UK plc in May 2010 under Part VII of the Financial Services and Markets Act 2000. Management currently expect that these tax losses will be fully utilised during 2013.

At 30 June 2013, the Santander UK group had UK capital losses carried forward of £20m (2012: £28m). These losses are available for offset against future UK chargeable gains and under current UK tax legislation do not time expire. No deferred tax asset has been recognised in respect of these capital losses on the basis that future capital gains required to utilise the losses are not considered probable.

118	Santander UK plc 2013 Half Yearly Financial Report

Financial Statements

Notes to the Financial Statements continued

The deferred tax charge in respect of continuing and discontinued operations in the income statement comprises the following temporary differences:

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Accelerated tax depreciation	(7)	11
Pensions and other post-retirement benefits	3	(12)
IFRS transition adjustments	(8)	(11)
Tax losses carried forward	(33)	(39)
Other temporary differences	(32)	7

	(77)	44

17. DEPOSITS BY BANKS

	30 June 2013 £m	31 December 2012 £m
Items in the course of transmission	586	340
Deposits by banks - securities sold under agreements to repurchase	6,452	7,382
Amounts due to ultimate parent - securities sold under repurchase agreements	119	140
- other	3	20
Amounts due to fellow Banco Santander subsidiaries	1	64
Other deposits	2,081	1,989

	9,242	9,935

18. TRADING LIABILITIES

		30 June 2013 £m	31 December 2012 £m
Deposits by banks	- securities sold under repurchase agreements	11,185	6,833
	- other(1)	3,974	2,909
Deposits by customers	- securities sold under repurchase agreements	11,516	4,847
	- other(2)	2,212	2,401
Short positions in securities and unsettled trades		5,903	4,119

		34,790	21,109

(1)	Comprises cash collateral of £1,914m (2012: £2,269m) and short-term deposits of £2,060m (2012: £640m).
(2)

Comprises short-term deposits of £1,831m (2012: £1,702m) and equity index-linked deposits of £381m (2012: £699m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £283m and £44m, respectively (2012: £559m and £109m, respectively).

Included in the above balances are amounts owed by the Santander UK group to Banco Santander, S.A. of £170m (2012: £180m) and to other subsidiaries of Banco Santander, S.A. outside the Santander UK group of £1m (2012: £45m).

Santander UK plc 2013 Half Yearly Financial Report	119

Financial Statements

Notes to the Financial Statements continued

19. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

		30 June 2013 £m	31 December 2012 £m
Debt securities in issue	- US$10bn Euro Commercial Paper Programme	2,619	1,403
	- US$20bn Euro Medium Term Note Programme	474	655
	- Euro 10bn Structured Notes	1,986	1,740
Warrants		198	204

		5,277	4,002

Financial liabilities are designated at fair value through profit or loss where this results in more relevant information because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets and liabilities or recognising the gains or losses on them on a different basis, or where a contract contains one or more embedded derivatives that would otherwise require separate recognition.

Gains and losses arising from changes in the credit spread of liabilities issued by the Santander UK group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net gain during the period attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue was £18m (six months ended 30 June 2012: net loss of £23m). The cumulative net gain attributable to changes in the Santander UK group’s own credit risk on the above debt securities in issue at 30 June 2013 was £25m (2012: net gain of £7m).

The amount that would be required to be contractually paid at maturity of the deposits by banks, deposits by customers, and debt securities in issue above at 30 June 2013 is £359m (2012: £531m) higher than the carrying value.

20. DEBT SECURITIES IN ISSUE

	30 June 2013 £m	31 December 2012 £m
Bonds and medium term notes:
- Euro 35bn Global Covered Bond Programme	17,963	21,757
- US$20bn Euro Medium Term Note Programme	7,474	6,396
- US$40bn Euro Medium Term Note Programme	166	645
- US$20bn Commercial Paper Programme	3,346	2,289
- Certificates of deposit in issue	1,051	4,509

	30,000	35,596
Securitisation programmes:
- Holmes	10,521	9,876
- Fosse	11,688	13,387
- Motor	1,333	762

	53,542	59,621

Included in the above balances are amounts owed by the Santander UK group to the ultimate parent undertaking and to fellow subsidiaries of £91m (2012: £2,058m) and £1,348m (2012: £1,232m) respectively.

120	Santander UK plc 2013 Half Yearly Financial Report

Financial Statements

Notes to the Condensed Financial Statements continued

21. PROVISIONS

	Conduct remediation(1) £m	Other(2) £m	Total £m
At 1 January 2013	659	255	914
Additional provisions	—	109	109
Used during the period	(140)	(64)	(204)
Provisions released and other	(45)	—	(45)

At 30 June 2013	474	300	774

To be settled:
Within 12 months	409	201	610
In more than 12 months	65	99	164

	474	300	774

(1)	Includes a provision of £250m in respect of payment protection insurance at 30 June 2013 (2012: £382m).
(2)	Includes regulatory-related provisions of £170m in respect of the FSCS and the UK Bank Levy at 30 June 2013 (2012: £185m).

	Conduct remediation(1) £m	Other(2) £m	Total £m
At 1 January 2012	747	223	970
Additional provisions	232	207	439
Used during the year	(320)	(175)	(495)

At 31 December 2012	659	255	914

To be settled:
Within 12 months	400	169	569
In more than 12 months	259	86	345

	659	255	914

(1)	Includes a provision of £156m in respect of payment protection insurance at 30 June 2012.

Provisions principally comprise amounts in respect of conduct remediation, regulatory-related provisions, litigation and related expenses, restructuring expenses and vacant property costs.

Conduct remediation including Payment Protection Insurance (‘PPI’), other retail products and interest rate swaps sold to corporate customers

The amounts in respect of customer remediation comprise the estimated cost of making redress payments with respect to the past sales of products. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims, of those, the number that will be upheld, and the estimated average settlement per case. Sensitivities relating to the provision for customer remediation can be found in “Critical Accounting Policies and Areas of Significant Management Judgement” in Note 1.

Payment protection insurance is an insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by UK banks – the mis-selling issues are predominantly related to business written before 2009.

The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses. The provision is calculated based on a number of key assumptions which involve significant management judgement. These are as follows:

•	Claim volumes – the estimated number of customer complaints received;

•	Uphold rate – the estimated percentage of complaints that are, or will be, upheld in favour of the customer; and

•	Average cost of redress – the estimated payment to customers, including compensation for any direct loss plus interest.

The assumptions have been based on the following:

•	Analysis completed of the causes of complaints, and uphold rates, and how these are likely to vary in the future;

•	Actual claims activity registered to date;

•	The level of redress paid to customers, together with a forecast of how this is likely to change over time;

•	The impact on complaints levels of proactive customer contact; and

•	The effect of media coverage on the issue.

Santander UK plc 2013 Half Yearly Financial Report	121

Financial Statements

Notes to the Financial Statements continued

The assumptions are kept under review, and regularly reassessed and validated against actual customer data, e.g. claims received, uphold rates, the impact of any changes in approach to uphold rates etc, and any re-evaluation of the estimated population.

The most critical factor in determining the level of provision is the volume of claims. The uphold rate is a reasonably consistent function of the sales process and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received. Previous experience has indicated that claims could be received over a number of years. While initial claim levels at the beginning of the process were quite low, this increased in line with our initial expectations as a result of press coverage and the activities of the claims management companies (“CMCs”), and then began to decrease after reaching a peak in the second half of 2012, again as expected. The CMCs facilitate customer claims in return for a share of the redress payment and advertise heavily thereby resulting in an increase in the volume of claims experienced.

The table below sets out the actual claims received to date.

Number of PPI claims outstanding

Movements in the number of PPI claims outstanding during the six months ended 30 June 2013 and the year ended 31 December 2012 were as follows:

	30 June 2013 ‘000	31 December 2012 ‘000
Outstanding at 1 January	31	1
Complaints received (1)	190	437
Complaints rejected as invalid (2)	(64)	(149)
Complaints closed - upheld	(142)	(258)

Outstanding at end of period/year	15	31

(1)	Includes complaints that were deemed invalid, as there is no record of a relevant PPI policy being held by the customer.
(2)

The customer has the right to appeal to the FOS if their claim is rejected. FOS may uphold or reject the appeal and if upheld Santander UK is required to provide redress to the customer. Claims upheld or rejected above reflect the results of any appeals.

30 June 2013 compared with 31 December 2012

In line with expectations, the volume of activity observed and number of complaints received decreased over the period. Although Santander UK continues to receive a significant number of complaints via CMCs, these are declining in line with overall volumes. In addition, a high proportion of invalid complaints continues to be observed in the period.

Average run rates decreased from approximately £26m per month for the year ended 31 December 2012 to £22m per month for the six months ended 30 June 2013. In addition, the average for the six months ended 30 June 2013 was increased by a clearance of the majority of the pipeline of complaints. Current run rates have continued the downward trend with current claim levels well below the six month average. The payments for the month of June 2013 were approximately £16m. The PPI provision remains adequate and will continue to be monitored.

Bank Levy

The Finance Act 2011 introduced an annual bank levy in the UK, for which legislation was enacted in July 2011. The current year impact of the UK bank levy has not been reflected in these results in accordance with International Financial Reporting Standards. Under IFRS, these charges for a year may only be recognised on the last day of the year, not accrued over the period. The total cost for 2013 is expected to be approximately £68m.

Financial Services Compensation Scheme (‘FSCS’)

The FSCS is the UK’s independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate). The levies raised comprise both management expenses levies and, where necessary, compensation levies on authorised firms. The current year impact of the FSCS has not been reflected in these results in accordance with International Financial Reporting Standards. Under IFRS, these charges for a year may only be recognised on the last day of the year, not accrued over the period.

122	Santander UK plc 2013 Half Yearly Financial Report

Financial Statements

Notes to the Condensed Financial Statements continued

22. RETIREMENT BENEFIT ASSETS AND OBLIGATIONS

The amounts recognised in the balance sheet were as follows:

	30 June 2013 £m	31 December 2012 £m
Assets/(liabilities)
Funded defined benefit pension scheme	203	254
Funded defined benefit pension scheme	(415)	(266)
Unfunded defined benefit pension scheme	(45)	(39)

Total net (liabilities)/assets	(257)	(51)

Amounts recognised in other comprehensive income during the period were as follows:

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Remeasurement of defined benefit pension schemes	233	(302)

a) Defined Contribution pension schemes

An expense of £19m (six months ended 30 June 2012: £17m) was recognised for defined contribution plans in the period, and is included in staff costs classified within administration expenses in the Income Statement. None of this amount was recognised in respect of key management personnel for the six months ended 30 June 2013 and 30 June 2012.

b) Defined Benefit pension schemes

The total amount charged to the income statement, including amounts classified as redundancy costs was as follows:

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Net interest income/(expense)	1	(2)
Current service cost	20	15
Administration cost	3	2

	24	15

The net liability recognised in the balance sheet was determined as follows:

	30 June 2013 £m	31 December 2012 £m
Present value of defined benefit obligation	(7,899)	(7,554)
Fair value of plan assets	7,642	7,503

Net defined benefit obligation	(257)	(51)

Movements in the present value of defined benefit obligations during the period were as follows:

	30 June 2013 £m	31 December 2012 £m
Balance at 1 January	(7,554)	(7,072)
Current service cost	(14)	(27)
Current service cost paid by subsidiaries	(1)	(2)
Current service cost paid by fellow Banco Santander group subsidiaries	(5)	(9)
Interest cost	(168)	(346)
Employer salary sacrifice contributions	(4)	(7)
Actuarial loss	(252)	(300)
Actual benefit payments	99	209

Balance at 30 June/31 December	(7,899)	(7,554)

Movements in the fair value of scheme assets during the period were as follows:

	30 June 2013 £m	31 December 2012 £m
Balance at 1 January	7,503	7,097
Expected return on scheme assets	167	350
Actuarial gain on scheme assets	19	117
Company contributions paid	46	136
Contributions paid by subsidiaries and fellow Banco Santander group subsidiaries	6	12
Actual benefit payments	(99)	(209)

Balance at 30 June/31 December	(7,642)	7,503

Santander UK plc 2013 Half Yearly Financial Report	123

Financial Statements

Notes to the Financial Statements continued

The amounts recognised in the Statement of Comprehensive Income for the period were as follows:

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Actuarial gain on scheme assets	(19)	(22)

Experience loss on scheme liabilities	2	42
Loss/(gain) from changes in actuarial assumptions	250	(322)

Actuarial loss/(gain) on scheme liabilities	252	(280)

Total remeasurement of defined benefit pension schemes	233	(302)

At 30 June 2013, cumulative net actuarial losses were £1,196m (2012: £963m). The movement for the period is recognised in the Consolidated Statement of Comprehensive Income. The actual gain on scheme assets for the Santander UK group was £186m (six months ended 30 June 2012: £197m).

The Santander UK group’s pension schemes did not directly hold any equity securities of the Company or any of its related parties at 30 June 2013 and 31 December 2012. The Santander UK group’s pension scheme assets do not include any property or other assets that are occupied or used by the Santander UK group. In addition, the Santander UK group does not hold insurance policies over the schemes, and has not entered into any significant transactions with the schemes.

The assets of the funded plans are held independently of the Santander UK group’s assets in separate trustee administered funds. The principal duty of the trustees is to act in the best interests of the members of the schemes. The corporate trustee of the Santander UK Group Pension Scheme is Santander (UK) Group Pension Scheme Trustee Limited, a private limited company incorporated in 1996 and a wholly-owned subsidiary of Santander UK plc. The Trustee board comprises seven Directors selected by Santander UK plc, plus seven member-nominated Directors selected from eligible members who apply for the role.

Actuarial assumption sensitivities

The discount rate is sensitive to changes in market conditions arising during the reporting period. The mortality rates used are sensitive to experience from the plan member profile. For details of the principal assumptions used for the defined benefit schemes refer to page 274 of the 2012 Annual Report. The following table shows the potential effect of changes in these and the other key assumptions on the principal pension schemes of the Santander UK group:

		Increase/(decrease)
		30 June 2013 £m	31 December 2012 £m
Discount rate	Change in pension obligation at period end from a 25 bps increase	(375)	(362)
	Change in pension cost for the period from a 25 bps increase	—	—

General price inflation	Change in pension obligation at period end from a 25 bps increase	355	343
	Change in pension cost for the period from a 25 bps increase	7	18

Expected rate of return on plan assets	Change in pension cost for the period from a 25 bps increase	19	18

Mortality	Change in pension obligation at period end from each additional year of longevity assumed	190	184

23. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2013 £m	31 December 2012 £m
Guarantees given to third parties	813	857
Formal standby facilities, credit lines and other commitments with original term to maturity of:
- One year or less	3,674	4,211
- More than one year	25,397	32,727
Other contingent liabilities	8	8

	29,892	37,803

Regulatory

The Santander UK group engages in discussion, and co-operates, with the FCA in their supervision of the Santander UK group, including reviews exercised under statutory powers, regarding its interaction with past and present customers and policyholders, both as part of the FCA’s general thematic work and in relation to specific products and services, including payment protection insurance. The position is monitored with particular reference to those reviews currently in progress and where greater clarity can now be ascertained as to the eventual outcome.

124	Santander UK plc 2013 Half Yearly Financial Report

Financial Statements

Notes to the Condensed Financial Statements continued

24. CASH FLOW STATEMENT

a) Reconciliation of profit after tax to net cash inflow/(outflow) from operating activities:

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Profit for the period	440	524
Non-cash items included in net profit:
Depreciation and amortisation	121	118
Increase in prepayments and accrued income	(191)	(189)
Increase/(decrease) in accruals and deferred income	219	(464)
Profit on sale of subsidiary and associated undertakings	—	—
Amortization of premiums/(discounts) on debt securities	(12)	—
Provisions for liabilities and charges	43	2
Impairment losses	382	379
Corporation tax charge	109	166
Other non-cash items	96	120

Net cash flow from trading activities	1,207	656
Changes in operating assets and liabilities:
Net increase in cash and balances held at central banks	(120)	(6)
Net increase in trading assets	(8,540)	1,200
Net decrease in derivative assets	4,223	231
Net decrease in financial assets designated at fair value	988	783
Net decrease in debt securities, treasury bills and other eligible bills	12	—
Net decrease in loans and advances to banks & customers	1,362	2,833
Net decrease in other assets	379	37
Net increase in deposits by banks and customers	1,229	5,359
Net decrease in derivative liabilities	(5,232)	(541)
Net increase in trading liabilities	13,682	2,495
Net decrease in financial liabilities designated at fair value	(153)	(226)
Net (decrease)/increase in debt securities in issue	(338)	977
Net decrease in other liabilities	(414)	(613)
Effects of exchange rate differences	2,021	(1,220)

Net cash flow from/(used in) operating activities before tax	10,306	11,965
Net corporation tax paid	(31)	(149)

Net cash flow from/(used in) operating activities	10,275	11,816

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	30 June 2013 £m	31 December 2012 £m
Cash and balances with central banks	34,372	29,282
Less: regulatory minimum cash balances	(323)	(203)

	34,049	29,079
Debt securities	3,143	1,196
Net trading other cash equivalents	6,928	9,454
Net non trading other cash equivalents	1,434	1,576

Cash and cash equivalents	45,554	41,305

c) Sale of subsidiaries, associated undertakings and businesses

In the first half of 2013, the Company completed deals to sell its co-brand credit cards business for cash consideration of £660m. The net assets disposed of consisted of loans to customers of £672m.

d) Discontinued operations

The co-brand credit cards business for which deals were completed to sell in the first half of 2013 qualifies as discontinued operations. The net cash flows attributable to the operating, investing and financing activities of discontinued operations were £907m (six months ended 30 June 2012: £206m), £nil (six months ended 30 June 2012: £nil), and £nil (six months ended 30 June 2012: £nil), respectively.

Santander UK plc 2013 Half Yearly Financial Report	125

Financial Statements

Notes to the Financial Statements continued

25. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

a) Financial assets pledged to secure liabilities

The financial assets below are analysed between those assets accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	30 June 2013 £m	31 December 2012 £m
On balance sheet:
Treasury bills and other eligible securities	5,705	2,924
Cash	2,292	2,863
Loans and advances to customers - securitisations and covered bonds	72,089	82,039
Loans and advances to customers	172	1,722
Debt securities	898	556
Equity securities	434	309

	81,590	90,413

Off balance sheet:
Treasury bills and other eligible securities	19,891	17,666
Debt securities	2,845	662
Equity securities	389	105

	23,125	18,433

The Santander UK group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

Subsidiaries of the Company enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 30 June 2013 was £32,423m (2012: £20,306m), of which £8,021m (2012: £8,082m) were classified within “loans and advances to customers – securitisations and covered bonds” in the table above.

Securitisations and covered bonds

The Company and certain of its subsidiaries enter into securitisation transactions whereby portfolios of residential mortgage loans and other loans are purchased by or assigned to special purpose securitisation companies, and have been funded through the issue of mortgage-backed securities and other asset-backed securities. Holders of the securities are only entitled to obtain payments of principal and interest to the extent that the resources of the securitisation companies are sufficient to support such payments and the holders of the securities have agreed in writing not to seek recourse in any other form. At 30 June 2013, £43,191m (2012: £46,916m) of loans were so assigned by the Santander UK group.

A subsidiary of the Company has also established a covered bond programme, whereby securities are issued to investors and are secured by a pool of ring-fenced residential mortgages. At 30 June 2013, the pool of ring-fenced residential mortgages for the covered bond programme was £28,898m (2012: £35,123m).

At 30 June 2013, total notes issued externally from secured programmes (securitisations and covered bonds) decreased to £39,603m (2012: £43,322m), reflecting gross redemption of £3.7bn (2012: £10.9bn) in 2013. At 30 June 2013, a total of £15,377m (2012: £17,634m) of notes issued under securitisation and covered bond programmes had also been retained internally, a proportion of which had been used as collateral for raising funds via third party bilateral secured funding transactions, which totalled £8.3bn at 30 June 2013 (2012: £11.0bn), or for creating collateral which could in the future be used for liquidity purposes.

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the Santander UK group. These balances amounted to £5,934m at 30 June 2013 (2012: £11,723m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 30 June 2013, £2,292m (2012: £2,863m) of such collateral in the form of cash had been provided by the Santander UK group and is included in the table above.

126	Santander UK plc 2013 Half Yearly Financial Report

Financial Statements

Notes to the Condensed Financial Statements continued

b) Collateral held as security for assets

The collateral held as security for assets below are analysed between those liabilities accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	30 June 2013 £m	31 December 2012 £m
On balance sheet:
Trading liabilities	3,080	3,652

	3,080	3,652
Off balance sheet:
Trading liabilities	30,000	24,862
Deposits by banks	119	233

	30,119	25,095

Purchase and resale agreements

Subsidiaries of the Company also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 30 June 2013, the fair value of such collateral received was £24,989m (2012: £14,788m), almost all of which was sold or repledged. The subsidiaries have an obligation to return collateral that they have sold or pledged.

Stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £5,130m at 30 June 2013 (2012: £10,307m) and are offset by a contractual right to receive stock lent by the Santander UK group.

Derivatives business

In addition to the arrangements described above, collateral is also received in the normal course of derivative business from counterparties. At 30 June 2013, £3,037m (2012: £3,652m) of such collateral in the form of cash had been received by the Santander UK group and is included in the table above.

Lending activities

In addition to the above collateral held as security for assets, the Santander UK group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the “Credit Risk” section of the Risk Management Report.

26. RELATED PARTY DISCLOSURES

The financial position and performance of Santander UK group have not been materially affected in the first six months of the year by any related party transactions, or changes to related party transactions, except as disclosed in Note 20 “Debt securities in issue”.

Information on balances due from/(to) other Banco Santander group companies is set out in the section “Balances with other Banco Santander group companies” in the Risk Management Report on pages 85 to 88. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 22. These transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the UK Prudential Regulatory Authority. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

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Financial Statements

Notes to the Condensed Financial Statements continued

27. FINANCIAL INSTRUMENTS

a) Fair values of financial instruments measured at amortised cost on a recurring basis

The following tables analyse the fair value of financial instruments not measured at fair value in the balance sheet:

30 June 2013	Carrying value £m	Fair value £m	Surplus/(deficit) £m
Assets
Cash and balances at central banks	34,372	34,372	—
Loans and advances to banks	2,340	2,254	(86)
Loans and advances to customers	188,065	190,981	2,916
Loans and receivables securities	1,269	1,189	(80)
Liabilities
Deposits by banks	9,242	9,524	(282)
Deposits by customers	150,878	152,575	(1,697)
Debt securities in issue	53,542	55,792	(2,250)
Subordinated liabilities	3,710	3,291	419

31 December 2012	Carrying value £m	Fair value £m	Surplus/(deficit) £m
Assets
Cash and balances at central banks	29,282	29,282	—
Loans and advances to banks	2,438	2,133	(305)
Loans and advances to customers	190,782	192,230	1,448
Loans and receivables securities	1,259	1,139	(120)
Liabilities
Deposits by banks	9,935	10,212	(277)
Deposits by customers	149,037	150,191	(1,154)
Debt securities in issue	59,621	61,163	(1,542)
Subordinated liabilities	3,781	3,597	184

The surplus/(deficit) in the table above represents the surplus/(deficit) of fair value compared to the carrying amount of those financial instruments for which fair values have been estimated. The carrying value above of any financial assets and liabilities that are designated as hedged items in a portfolio (or macro) fair value hedge relationship excludes gains and losses attributable to the hedged risk, as this is presented as a single separate line item on the balance sheet.

b) Fair values of financial instruments measured at fair value on a recurring basis

The following tables summarise the fair values at 30 June 2013 and 31 December 2012 of the financial asset and liability classes accounted for at fair value, analysed by the valuation methodology used by the Santander UK group to determine their fair value. The tables also disclose the percentages that the recorded fair values of financial assets and liabilities represent of the total assets and liabilities, respectively, that are recorded at fair value in the balance sheet:

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Financial Statements

Notes to the Condensed Financial Statements continued

30 June 2013				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	—	—	9,826	15	—	—	9,826	15	A
	Loans and advances to customers	—	—	11,906	18	—	—	11,906	18	A
	Debt securities	8,985	14	—	—	—	—	8,985	14	—
	Equity securities	446	1	—	—	—	—	446	1	—
Derivative assets	Exchange rate contracts	—	—	3,269	5	15	—	3,284	5	A
	Interest rate contracts	58	—	20,789	32	—	—	20,847	32	A&C
	Equity and credit contracts	307	1	1,341	2	140	—	1,788	3	B&D
	Commodity contracts	—	—	5	—	—	—	5	—	A
Financial assets at FVTPL	Loans and advances to customers	—	—	2,220	3	52	—	2,272	3	A
	Debt securities	—	—	270	—	279	1	549	1	A&B
AFS financial assets	Equity securities	5,154	8	—	—	—	—	5,154	8	—
	Debt securities	24	—	—	—	—	—	24	—	—

Total assets at fair value		14,974	24	50,305	75	486	1	65,086	100

Liabilities
Trading liabilities	Deposits by banks	—	—	15,159	24	—	—	15,159	24	A
	Deposits by customers	—	—	13,728	22	—	—	13,728	22	A
	Short positions	5,903	9	—	—	—	—	5,903	9	—
Derivative liabilities	Exchange rate contracts	—	—	2,013	3	—	—	2,013	3	A
	Interest rate contracts	—	—	19,353	30	—	—	19,353	30	A&C
	Equity and credit contracts	1	—	2,210	4	47	—	2,258	4	B&D
	Commodity contracts	—	—	5	—	—	—	5	—	A
Financial liabilities at FVTPL	Debt securities in issue	—	—	5,217	8	60	—	5,277	8	A

Total liabilities at fair value		5,904	9	57,685	91	107	—	63,696	100

31 December 2012				Internal models based on
Balance sheet category		Quoted prices in active markets (Level 1)		Market observable data (Level 2)		Significant unobservable data (Level 3)		Total		Valuation technique
		£m	%	£m	%	£m	%	£m	%
Assets
Trading assets	Loans and advances to banks	—	—	9,988	16	—	—	9,988	16	A
	Loans and advances to customers	—	—	7,552	12	—	—	7,552	12	A
	Debt securities	4,494	7	—	—	—	—	4,494	7	—
	Equity securities	464	1	—	—	—	—	464	1	—
Derivative assets	Exchange rate contracts	—	—	3,103	5	36	—	3,139	5	A
	Interest rate contracts	54	—	25,671	41	—	—	25,725	41	A & C
	Equity and credit contracts	152	—	944	2	179	—	1,275	2	B & D
	Commodity contracts	—	—	7	—	—	—	7	—	A
Financial assets at FVTPL	Loans and advances to customers	—	—	3,187	5	61	—	3,248	5	A
	Debt securities	—	—	279	1	284	1	563	2	A & B
AFS financial assets	Equity securities	24	—	—	—	—	—	24	—	—
	Debt securities	5,459	9	—	—	—	—	5,459	9	—

Total assets at fair value		10,647	17	50,731	82	560	1	61,938	100

Liabilities
Trading liabilities	Deposits by banks	—	—	9,742	18	—	—	9,742	18	A
	Deposits by customers	—	—	7,248	13	—	—	7,248	13	A
	Short positions	4,119	8	—	—	—	—	4,119	8	—
Derivative liabilities	Exchange rate contracts	—	—	3,017	6	—	—	3,017	6	A
	Interest rate contracts	31	—	23,894	45	—	—	23,925	45	A & C
	Equity and credit contracts	89	—	1,766	3	57	—	1,912	3	B & D
	Commodity contracts	—	—	7	—	—	—	7	—	A
Financial liabilities at FVTPL	Debt securities in issue	—	—	3,916	7	86	—	4,002	7	A

Total liabilities at fair value		4,239	8	49,590	92	143	—	53,972	100

During the six months ended 30 June 2013 and the year ended 31 December 2012, there were no transfers between Level 1, Level 2 and Level 3 financial instruments.

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Financial Statements

Notes to the Condensed Financial Statements continued

c) Valuation techniques

The main valuation techniques employed in the Santander UK group’s internal models to measure the fair value of the financial instruments disclosed above at 30 June 2013 and 31 December 2012 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. From 1 January 2013, the Santander UK group revised its valuation techniques and internal models to include own credit risk in the valuation of derivatives.

A

In the valuation of financial instruments requiring static hedging (for example interest rate, currency derivatives and commodity swaps) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies or forward commodity prices as appropriate. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. The forward commodity prices are generally observable market data.

B

In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, and mortality.

C

In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures), Black’s model (caps/floors) and the Hull/White and Markov functional models (Bermudan options) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as HPI volatility, HPI forward growth, HPI spot rate and mortality.

D

In the valuation of linear instruments such as credit risk and fixed-income derivatives, credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk such as credit derivatives, the probability of default is determined using the par spread level. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

The fair values of the financial instruments arising from the Santander UK group’s internal models take into account, among other things, contract terms and observable market data, which include such factors as bid-offer spread, interest rates, credit risk (including own credit risk), exchange rates, the quoted market price of raw materials and equity securities, volatility and prepayments. In all cases, when it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data and extrapolation techniques. Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.

The estimates thus obtained could vary if other valuation methods or assumptions were used. The Santander UK group believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date and the amount of gain or loss recorded for a particular instrument. Most of the valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities, where available.

d) Fair value adjustments

The internal models incorporate assumptions that the Santander UK group believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when the Santander UK group considers that there are additional factors that would be considered by a market participant in the determination of fair value of the instrument that are not incorporated in the valuation model. The magnitude of fair value adjustments depends upon many entity-specific factors, including modelling sophistication, the nature of products traded, and the size and type of risk exposures. For this reason, fair value adjustments may not be comparable across the banking industry.

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Financial Statements

Notes to the Condensed Financial Statements continued

The Santander UK group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Markets. The magnitude and types of fair value adjustment adopted by Markets are listed in the following table:

	30 June 2013 £m	31 December 2012 £m
Risk-related:
- Bid-offer and trade specific adjustments	31	26
- Uncertainty	21	22
- Credit risk adjustment(1)	52	107

	104	155

Model-related:
- Model limitation	13	17

Day One profits	—	—

	117	172

(1)	In accordance with the requirements of IFRS 13, with effect from 1 January 2013 this includes the debit valuation adjustment described below

Risk-related adjustments

‘Risk-related’ adjustments are driven, in part, by the magnitude of the Santander UK group’s market or credit risk exposure, and by external market factors, such as the size of market spreads. Following the implementation of IFRS 13, the credit risk adjustments are as follows.

The Santander UK group adopts a credit risk adjustment (also frequently known as a ‘credit valuation adjustment’) against OTC derivative transactions to reflect within fair value the possibility that the counterparty may default, and the Santander UK group may not receive the full market value of the transactions. The Santander UK group calculates a credit risk adjustment for each counterparty to which the entity has exposure. The Santander UK group attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. The net counterparty exposure (i.e. counterparty positions netted by offsetting transactions and both cash and securities collateral) is then assessed for counterparty creditworthiness. The Santander UK group has only a limited exposure to monolines, consisting of exposure to securitisations which are wrapped by monoline insurers. The principal risk exposures are recorded against the securitisations, with the monoline wraps being viewed as contingent exposures, as described in Note 23 of the 2012 Annual Report. The description below relates to the credit risk adjustment taken against counterparties other than monolines.

The Santander UK group calculates the credit risk adjustment by applying the probability of default of the counterparty to the expected positive exposure to the counterparty, and multiplying the result by the loss expected in the event of default (i.e. the loss given default (‘LGD’)). The timing of the expected losses is reflected by using a discount factor. The calculation is performed over the life of the potential exposure i.e. the credit risk adjustment is measured as a lifetime expected loss.

The expected positive exposure is calculated at a trade level. The main drivers of the expected positive exposure are the size of the risk position with the counterparty along with the prevailing market environment. Probabilities of default are calculated using credit default swap prices where available. Where these are not available, probabilities of default are based upon analysis of historic default rates. The credit rating used for a particular counterparty is that determined by the Santander UK group’s internal credit process. The LGD is calculated at the facility level and takes into account the counterparty characteristics. Credit ratings and LGD are updated by the credit team as new relevant information becomes available and at periodic reviews performed at least annually.

The Santander UK group also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments and financial liabilities held at fair value through profit or loss if the Santander UK group believes market participants would take that into account when transacting the respective instrument. In accordance with the requirements of IFRS 13, with effect from 1 January 2013, the approach to measuring the impact of the Santander UK group’s credit risk on an instrument is done in the same manner as for third party credit risk. The impact of the Santander UK group’s credit risk is considered when calculating the fair value of an instrument, even when credit risk is not readily observable such as in OTC derivatives. Consequently, the Santander UK group’s adjustment against derivative liabilities, often referred to as a ‘debit valuation adjustment’ was £44m at 30 June 2013.

For certain types of exotic derivatives where the products are not currently supported by the standard methodology, the Santander UK group adopts an alternative methodology. Alternative methodologies used by the Santander UK group fall into two categories. One method maps transactions against the results for similar products which are accommodated by the standard methodology. Where such a mapping approach is not appropriate, a bespoke methodology is used, generally following the same principles as the standard methodology, reflecting the key characteristics of the instruments but in a manner that is computationally less intensive. The calculation is applied at a trade level, with more limited recognition of credit mitigants such as netting or collateral agreements than used in the standard methodology described previously.

The methodologies do not, in general, account for ‘wrong-way risk’. Wrong-way risk arises where the underlying value of the derivative prior to any credit risk adjustment is related to the probability of default of the counterparty. A more detailed description of wrong-way risk is set out in the 2012 Annual Report.

The Santander UK group includes all third-party counterparties in the credit risk adjustment calculation.

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Financial Statements

Notes to the Condensed Financial Statements continued

e) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Amount recognised in income/(expense)
			30 June 2013	31 December 2012	H1 2013	H1 2012
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m
1. Derivative assets	Exchange rate contracts	Cross-currency swaps	15	36	(6)	(2)
2. Derivative assets	Equity and credit contracts	Reversionary property interests	72	76	(2)	1
3. Derivative assets	Credit contracts	Credit default swaps	16	17	(1)	(3)
4. Derivative assets	Equity contracts	Options and forwards	52	86	—	1
5. Assets at FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	52	61	(3)	1
6. Assets at FVTPL	Debt securities	Reversionary property securities	221	235	(2)	5
7. Assets at FVTPL	Debt securities	Mortgage-backed securities	58	49	9	—
8. Derivative liabilities	Equity contracts	Options and forwards	(47)	(57)	3	2
9. Liabilities at FVTPL	Debt securities in issue	Non-vanilla debt securities	(60)	(86)	5	2

Total net assets			379	417	—	—

Total income			—	—	3	7

Valuation techniques

1. Derivative assets – Exchange rate contracts

These cross currency swaps are used to hedge the foreign currency risks arising from the power reverse dual currency (‘PRDC’) notes issued by the Santander UK group, as described in Instrument 9 below. These derivatives are valued using a standard valuation model valuing each leg of the swap, with expected future cash flows less notional amount exchanged at maturity date discounted using an appropriate floating rate. The floating rate is adjusted by the relevant cross currency basis spread. Interest rates, foreign exchange rates, cross currency basis spread and long-dated foreign exchange (‘FX’) volatility are used as inputs to determine fair value. Interest rates, foreign exchange rates are observable on the market.

Cross currency spreads may be market observable or unobservable depending on the liquidity of the cross currency pair. As the Japanese Yen-US dollar cross currency pair related to the PRDC notes is liquid, the cross currency spreads (including long-dated cross currency spread) for these swaps are market observable. The significant unobservable inputs for the valuation of these financial instruments are the long-dated FX volatility and the correlation between the underlying assets.

The correlation between the underlying assets is assumed to be zero, as there are no actively traded options from which correlations between the underlying assets could be implied. Furthermore, the zero correlation assumption implies that the sources of the long-dated FX volatility are independent.

Long-dated FX volatility

Long-dated FX volatility is extrapolated from shorter-dated FX volatilities which are directly observable on the market. Short-dated FX volatility is observable from the trading of FX options. As there is no active market for FX options with maturities greater than five years (long-dated FX options), long-dated FX volatility is not market observable. Furthermore, as historical prices are not relevant in determining the cost of hedging long-dated FX risk, long-dated FX volatility cannot be inferred from historical volatility. The Santander UK group extrapolates the long-dated FX volatility from the shorter-dated FX volatilities using Black’s model.

FX volatility is modelled as the composition of the domestic interest rate, foreign interest rates and FX spot volatilities using standard Hull-White formulae. The Hull-White approach is used for estimating the future distribution of domestic and foreign zero-coupon rates, constructed from the relevant yield curves. Using short-dated FX options, the FX spot volatility is calculated which is then extrapolated to derive the long-dated FX volatility.

2. Derivative assets – Equity and credit contracts

These reversionary property derivatives are valued using a probability weighted set of HPI forward prices, which are assumed to be a reasonable representation of the increase in value of the Santander UK group’s reversionary interest portfolio underlying the derivatives. The probability used reflects the likelihood of the home owner vacating the property and is calculated from mortality rates and acceleration rates which are a function of age and gender, obtained from the relevant mortality tables. Indexing is felt to be appropriate due to the size and geographical dispersion of the Santander UK group’s reversionary interest portfolio. These are determined using HPI Spot Rates adjusted to reflect estimated forward growth. Launched in 1984, the Halifax’s UK HPI is the UK’s longest running monthly house price data series covering the whole country. The indices calculated are standardised and represent the price of a typically transacted house. Both national and regional HPI are published. The national HPI is published monthly. The regional HPI reflects the national HPI disaggregated into 12 UK regions and is published quarterly. Both indices are published on two bases, including and excluding seasonal adjustments in the housing market. The Santander UK group uses the non-seasonally adjusted (‘NSA’) national and regional HPI in its valuation model to avoid any subjective judgement in the adjustment process which is made by Halifax.

The inputs used to determine the value of the reversionary property derivatives are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth.

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Financial Statements

Notes to the Condensed Financial Statements continued

HPI Spot Rate

The HPI spot rate used in the model is a weighted average of NSA regional HPI spot rates i.e. adjusted for difference in the actual regional composition of the property underlying the Santander UK group’s reversionary interest portfolio and the composition of the published regional indices. The regional HPI spot rate (which is observable market data) is only published on specific quarterly dates. In between these dates, its value is estimated by applying the growth rate over the relevant time period inferred from the national HPI spot rates (which are observable market data and published monthly) to the most recently calculated weighted average regional HPI spot rate based on published regional indices.

An adjustment is also made to reflect the specific property risk i.e. possible deviation between the actual growth in the house prices underlying the Santander UK group’s reversionary interest portfolio and their assumed index-linked growth, which is based on the regional HPI. This adjustment is based on the average historical deviation of price changes of the Santander UK group’s actual property portfolio from that of the published indices over the time period since the last valuation date.

HPI Forward Growth Rate

Long-dated HPI forward growth rate is not directly observable in the market but is estimated from broker quotes and traded forward contracts. A specific spread is applied to the long-dated forward growth rate to reflect the uncertainty surrounding long dated data. This spread is calculated by analysing the historical volatility of the HPI, whilst incorporating mean reversion. An adjustment is made to reflect the specific property risk as for the HPI spot rate above.

Mortality Rate

Mortality rates are obtained from the PNMA00 and PNFA00 Continuous Mortality Investigation Tables published by the UK Institute and Faculty of Actuaries. These mortality rates are adjusted by acceleration rates to reflect the mortality profile of the holders of Santander UK group’s reversionary property products underlying the derivatives.

3. Derivative assets – Equity and credit contracts

These derivative assets are credit default swaps held against certain bonds. The credit default swaps are valued using the credit spreads of the referenced bonds. These referenced bonds are valued with the assistance of valuations prepared by an independent, specialist valuation firm as a deep and liquid market does not exist.

In valuing the credit default swaps, the main inputs used to determine the underlying cost of credit are quoted risk premiums and the correlation between the quoted credit derivatives of various issuers. The assumptions relating to the correlation between the values of quoted and unquoted assets are based on historical correlations between the impact of adverse changes in market variables and the corresponding valuation of the associated unquoted assets. The measurement of the assets will vary depending on whether a more or less conservative scenario is selected. The other main input is the probability of default of the referenced bonds. The significant unobservable input for the valuation of these financial instruments is the probability of default.

Probability of default

The probability of default is assessed by considering the credit quality of the underlying referenced bonds. However, as no deep and liquid market exists for these assets the assessment of the probability of default is not directly observable and instead an estimate is calculated using the Standard Gaussian Copula model.

4. Derivative assets – Equity contracts

There are three types of derivatives within this category:

European options – These derivatives are valued using a modified Black-Scholes model where the HPI is log-normally distributed with the forward rates determined from the HPI forward growth.

Asian options – Asian (or average value) options are valued using a modified Black-Scholes model, with an amended strike price and volatility assumption to account for the average exercise period, through a closed form adjustment that reflects the strike price relative to the distribution of stock prices at each relevant date. This is also known as the Curran model.

Forward contracts – Forward contracts are valued using a standard forward pricing model.

The inputs used to determine the value of the above instruments are HPI spot rate, HPI forward growth rate and HPI volatility. The principal pricing parameter is HPI forward growth rate.

HPI Spot Rate

The HPI spot rate used is the NSA national HPI spot rate which is published monthly and directly observable in the market. This HPI rate used is different from the weighted average regional HPI spot rate used in the valuation of Instrument 2 above, as the underlying of these derivatives is the UK national HPI spot rate.

HPI Forward Growth Rate

The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 2 above.

HPI Volatility

Long-dated HPI volatility is not directly observable in the market but is estimated from the most recent traded values. An adjustment is applied to the long-dated HPI volatility rate to reflect the uncertainty surrounding long-dated data. This adjustment is based on the empirical standard deviation of historical volatility over a range of time horizons.

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Financial Statements

Notes to the Condensed Financial Statements continued

5. Assets at FVTPL – Loans and advances to customers

These loans and advances to customers represent roll-up mortgages, which are an equity release scheme under which a property owner takes out a loan secured against their home. The owner does not make any interest payments during their lifetime and the fixed interest payments are rolled up into the mortgage. The loan or mortgage (capital and rolled-up interest) is repaid upon the owner’s vacation of the property and the value of the loan is only repaid from the value of the property. This is known as a ‘no negative pledge’. The Santander UK group suffers a loss if the sale proceeds from the property are insufficient to repay the loan, as it is unable to pursue the homeowner’s estate or beneficiaries for the shortfall.

The value of the mortgage ‘rolls up’ or accretes until the owner vacates the property. In order to value the roll-up mortgages, the Santander UK group uses a probability-weighted set of European option prices (puts) determined using the Black-Scholes model, in which the ‘no negative pledges’ are valued as short put options. The probability weighting applied is calculated from mortality rates and acceleration rates as a function of age and gender, taken from mortality tables.

The inputs used to determine the value of these instruments are HPI spot, HPI forward growth, HPI volatility, mortality rates and repayment rates. The principal pricing parameter is HPI forward growth. The HPI forward growth rate used is unobservable and is the same as used in the valuation of Instrument 2 above. The other parameters do not have a significant effect on the value of the instruments.

6. Assets at FVTPL – Debt securities

These debt securities consisting of reversionary property securities are an equity release scheme, where the property owner receives an upfront lump sum in return for paying a fixed percentage of the sales proceeds of the property when the owner vacates the property. These reversionary property securities are valued using a probability-weighted set of HPI forward prices which are assumed to be a reasonable representation of the increase in value of the Santander UK group’s reversionary interest portfolio underlying the derivatives. The probability weighting used reflects the probability of the home owner vacating the property through death and is calculated from death rates and acceleration factors which are a function of age and gender, obtained from the relevant mortality table.

The inputs used to determine the value of these instruments are HPI spot, HPI forward growth and mortality rates. The principal pricing parameter is HPI forward growth. Discussion of the HPI spot rate, HPI forward growth rate and mortality rates for this financial instrument is the same as Instrument 3 above. An adjustment is also made to reflect the specific property risk. Discussion of the specific property risk adjustment is the same as Instrument 2 above.

7. Assets at FVTPL – Debt securities

These securities consist of residential mortgage-backed securities issued by Santander entities. Each instrument is valued with reference to the price from a consensus pricing service. This is then corroborated against the price from another consensus pricing service due to the lack of depth in the number of available market quotes. An average price is used where there is a more than insignificant difference between the two sources. The significant unobservable input is the adjustment to the credit spread embedded in the pricing consensus quotes.

8. Derivative liabilities – Equity contracts

These derivatives are the same as Instrument 4 with the exception that they have a negative fair value.

9. Liabilities at FVTPL – Debt securities in issue

These debt securities in issue are power reverse dual currency notes. These notes are financial structured products where an investor is seeking a better return and a borrower/issuer a lower rate by taking advantage of the interest rate differential between two countries. The note pays a foreign interest rate in the investor’s domestic currency. The power component of the name denotes higher initial coupons and the fact that coupons rise as the domestic/foreign exchange rate depreciates. The power feature comes with a higher risk for the investor. Cash flows may have a digital cap feature where the rate gets locked once it reaches a certain threshold. Other add-on features are barriers such as knockouts and cancellation provisions for the issuer.

These debt securities in issue are valued using a three-factor Gaussian Model. The three factors used in the valuation are domestic interest rates, foreign interest rates and foreign exchange rates. The correlations between the factors are assumed to be zero within the valuation.

The Hull-White approach is used for estimating the future distribution of domestic and foreign zero-coupon rates, constructed from the relevant yield curves. A Geometric Brownian Motion model is used for estimating the future distribution of spot foreign exchange rates. The foreign exchange and interest rate volatilities are the most crucial pricing parameters; the model calibrates to the relevant swaption volatility surface.

The significant unobservable inputs for the valuation of these financial instruments are the long dated FX volatility and the correlation between the underlying assets and are the same as Instrument 1.

134	Santander UK plc 2013 Half Yearly Financial Report

Financial Statements

Notes to the Condensed Financial Statements continued

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets			Liabilities
	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2013	215	345	560	(57)	(86)	(143)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(9)	4	(5)	3	5	8
- Foreign exchange and other movements	(8)	2	(6)	—	6	6
Sales	—	(12)	(12)	—	—	—
Settlements	(43)	(8)	(51)	7	15	22

At 30 June 2013	155	331	486	(47)	(60)	(107)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at end of the period	(17)	6	(11)	3	11	14

	Assets			Liabilities
	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2012	241	359	600	(73)	(141)	(214)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(2)	17	15	3	7	10
- Foreign exchange and other movements	(12)	(1)	(13)	—	16	16
Purchases	10	—	10	—	—	—
Sales	—	(25)	(25)	—	—	—
Settlements	(22)	(5)	(27)	13	32	45

At 31 December 2012	215	345	560	(57)	(86)	(143)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at end of the year	(14)	16	2	3	23	26

Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)

The fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data and, as such require the application of a degree of judgement. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values significantly. There have been no significant changes to the sensitivity of these fair values to reasonably possible alternative assumptions from those shown in the 2012 Annual Report on page 305.

28. INTERESTS IN OTHER ENTITIES

a) Interests in subsidiaries

The Santander UK group consists of a parent company, Santander UK plc, incorporated in the United Kingdom and a number of subsidiaries and associates held directly and indirectly by Santander UK plc, which operate principally in their country of incorporation or registration. Details of the material interests in subsidiaries are set out in the 2012 Annual Report.

All of the Santander UK group’s subsidiaries are wholly-owned and do not have any non-controlling interests, except for the special purpose entities described in the 2012 Annual Report. There are no significant restrictions on the ability of the Santander UK group to access or use assets and settle liabilities.

As a result of the adoption of IFRS 10 with effect from 1 January 2013, as described in Note 1, the finance subsidiaries Abbey National Capital Trust 1 and Abbey National Capital LP which have issued trust preferred securities have been de-consolidated. As a result of the deconsolidation Santander UK now recognises the subordinated notes issued to these entities instead of the preferred securities which were issued by the entities and recognised as subordinated liabilities. The deconsolidation of these entities had no material impact on the income statement, balance sheet or cash flow statement in current or prior periods.

Santander UK plc 2013 Half Yearly Financial Report	135

Financial Statements

Notes to the Condensed Financial Statements continued

b) Interests in associates

The Santander UK group does not have any material interests in associates. As set out in the accounting policies in Note 1, investments in associates are accounted for using the equity method.

Financial information on individually immaterial associates

	30 June 2013 £m	31 December 2012 £m
Profit before tax	2	6

Total comprehensive income	2	6

Carrying amount of interest in associate	12	10

c) Interests in joint ventures

Details of the Santander UK group’s joint venture at 30 June 2013 and 31 December 2012 were as follows:

Name of joint venture	Principal activity	Country of incorporation and principal place of business	Proportion of ownership interest and voting rights held by the Santander UK group
Hyundai Capital UK Ltd	Automobile financing	England and Wales	50.01%

As set out in the accounting policies in Note 1, investments in joint ventures are accounted for using the equity method.

Summarised financial information in respect of the Santander UK group’s joint venture is set out below. The summarised financial information below represents amounts shown in the joint venture’s financial statements prepared in accordance with IFRS.

	30 June 2013 £m	31 December 2012 £m
Current assets	326	223
Non-current assets	229	125
Current liabilities	(537)	(336)

Net assets of the joint venture	18	12

The above amounts of assets and liabilities include the following:

	30 June 2013 £m	31 December 2012 £m
Cash and cash equivalents	31	13
Current financial liabilities (excluding trade and other payables and provisions)	(529)	(331)

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Revenue	12	—
Profit before tax for the period	2	—
Other comprehensive income for the period	—	—
Total comprehensive income for the period	2	—

Dividends received from the joint venture during the period	—	—

The above profit for the period includes the following:

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Interest income	12	—
Interest expense	(2)	—
Income tax (expense)/income	(1)	—

The Santander UK group’s unrecognised share of cumulative losses of the joint venture at 30 June 2013 was £3m (2012: £4m). The Santander UK group’s unrecognised share of losses of the joint venture for the six months ended 30 June 2013 was £nil (six months ended 30 June 2012: £nil).

There are no restrictions on the ability of Santander UK to access or use the assets and settle the liabilities of the joint venture.

136	Santander UK plc 2013 Half Yearly Financial Report

Financial Statements

Notes to the Condensed Financial Statements continued

29. CAPITAL MANAGEMENT AND RESOURCES

This note reflects the transactions and amounts reported on a basis consistent with the Santander UK group’s regulatory filings.

Capital adequacy

The Santander UK group manages its capital on a Basel II basis. During the six months ended 30 June 2013 and the year ended 31 December 2012, the Santander UK group held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

Group Capital

	30 June 2013 £m	31 December 2012 £m
Core Tier 1 capital	11,979	11,890
Deductions from Core Tier 1 capital	(2,620)	(2,588)

Total Core Tier 1 capital after deductions	9,359	9,302
Other Tier 1 capital	1,872	1,901

Total Tier 1 capital after deductions	11,231	11,203

Tier 2 capital	3,043	3,092
Deductions from Tier 2 capital	(367)	(336)

Total Tier 2 capital after deductions	2,676	2,756

Total capital resources	13,907	13,959

During the first half of 2013, Core Tier 1 capital increased by £57m to £9,359m (2012: £9,302m). This increase was largely due to profits for the period of £428m, other comprehensive expense after tax of £245m, regulatory pension adjustments of £158m and dividends declared of £272m.

30. EVENTS AFTER THE BALANCE SHEET DATE

None.

Santander UK plc 2013 Half Yearly Financial Report	137

Shareholder Information

Risk Factors

An investment in Santander UK plc and its subsidiaries (“us” or “we”) involves a number of risks, the material ones of which are set forth in the 2012 Annual Report on pages 310 to 325. These risk factors are unchanged except that references to the “FSA” or “Financial Services Authority” shall, where appropriate and where the context so permits, be deemed to be references to any relevant body or bodies which, pursuant to the Financial Services Act 2012 (as described in the risk factor on page 319 of the 2012 Annual Report), exercise any function previously exercised by the Financial Services Authority.

Contact Information

Santander UK plc principal executive office and registered office, principal office and investor relations department

2 Triton Square Regent’s Place London NW1 3AN	Phone number: 0870-607-6000

Santander shareholder department

Santander Shareholder Relations 2 Triton Square Regent’s Place London NW1 3AN	Phone numbers: 0871-384-2000 +44 (0) 121-415-7188 (outside the UK)	Email: shareholders@santander.com

Designated agent

The designated agent for service of process on Santander UK in the United States is Abbey National Treasury Services plc (Connecticut branch), 400 Atlantic Street, Stamford, CT 06901.

Glossary

A glossary of financial services industry terms is set out on pages 328 to 335 of the 2012 Annual Report. The following additional terms arose in the first half of 2013.

Term used in the Annual Report	Definition
Financial Conduct Authority (‘FCA’)

A UK quasi-governmental agency formed as one of the successors to the Financial Services Authority (‘FSA’). The FCA regulates financial firms providing services to UK consumers and maintains the integrity of the UK’s financial markets. It focuses on the regulation of conduct by both retail and wholesale financial services firms.

Prudential Regulation Authority (‘PRA’)

The UK financial services regulator formed as one of the successors to the FSA. The PRA is a part of the Bank of England and responsible for the prudential regulation and supervision of banks, building societies, credit unions, insurers and major investment firms. It sets standards and supervises financial institutions at the level of the individual firm.

138	Santander UK plc 2013 Half Yearly Financial Report

Shareholder Information

Forward–looking Statements

Santander UK plc (the ‘Company’) and its subsidiaries (together ‘Santander UK’ or the ‘Santander UK group’) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Half-Yearly Financial Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.

Examples of such forward-looking statements include, but are not limited to:

•	Projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

•	Statements of plans, objectives or goals of Santander UK or its management, including those related to products or services;

•	Statements of future economic performance; and

•	Statements of assumptions underlying such statements.

Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. Some of these factors, which could affect Santander UK’s business, financial condition and/or results of operations, are considered in detail in the 2012 Annual Report under the Risk Management Report on pages 62 to 162 and in the Risk Factors section on pages 310 to 325 under such sections as updated in this Half-Yearly Financial Report. They include:

•	The effects of UK economic conditions;

•	The effects of conditions in global financial markets (e.g. increased market volatility and disruption, reduced credit availability and increased commercial and consumer loan delinquencies);

•	The extent to which regulatory capital and liquidity requirements and any changes to these requirements may limit Santander UK’s operations;

•	Santander UK’s ability to access liquidity and funding on acceptable financial terms;

•	Santander UK’s exposure to UK Government debt and to the risks faced by other financial institutions;

•	The effects of the ongoing economic and sovereign debt tensions in the eurozone;

•	The effects of any changes to the credit rating assigned to Santander UK, any member of the Santander UK group or any of their respective debt securities;

•	The effects of fluctuations in interest rates, currency exchange rates, basis spreads, bond and equity prices and other market factors;

•	The extent to which Santander UK may be required to record negative fair value adjustments for its financial assets due to changes in market conditions;

•

The credit quality of borrowers, Santander UK’s ability to assess this and control the level of non-performing loans, loan prepayment and the enforceability of collateral, including real-estate securing such loans;

•	The extent which Santander UK may be exposed to operational losses (e.g. failed internal or external processes, people and systems);

•	Risks associated with the Santander UK’s derivative transactions;

•

The effects of competition, or intensification of such competition, in the financial services markets in which Santander UK conducts business and the impact of customer perception of Santander UK’s customer service levels on existing or potential business;

•	Santander UK’s exposure to certain sectors or customers, such as SMEs and individuals;

•

The ability of Santander UK to manage any future growth effectively (e.g. efficiently managing the operations and employees of expanding businesses and maintaining or growing its existing customer base);

•

The ability of Santander UK to realise the anticipated benefits of its business combinations and the exposure, if any, of Santander UK to any unknown liabilities or goodwill impairments relating to acquired businesses;

•	The effects of the financial services laws, regulations, governmental oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates;

•	The effects of the proposed reform and reorganisation of the structure of the UK Prudential Regulatory Authority and of the UK regulatory framework that applies to members of the Santander UK group;

•	The effects of any new reforms to the UK mortgage lending and the personal loans market;

•

The power of the UK Prudential Regulatory Authority (or any overseas regulator) to intervene in response to attempts by customers to seek redress from financial service institutions, including Santander UK, in case of industry-wide issues;

•

The extent to which members of the Santander UK group may be responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers;

•	The effects which the UK Banking Act 2009 may have, should the HM Treasury, the Bank of England and/or the PRA exercise their powers under this Act in the future against the Company;

•	The risk of third parties using Santander UK as a conduit for illegal activities without Santander UK’s knowledge;

•	The effects of taxation requirements and other assessments and any changes thereto in each location in which Santander UK operates;

•	The effects of any changes in the pension liabilities and obligations of Santander UK;

•	The ability of Santander UK to recruit, retain and develop appropriate senior management and skilled personnel;

•	The effects of any changes to the reputation of Santander UK, any member of the Santander UK group or any affiliate operating under Santander UK’s brands;

•	The basis of the preparation of the Company’s and Santander UK’s financial statements and information available about Santander UK;

•	Santander UK’s dependency on its information technology systems and on other Santander UK group companies and third parties for essential services; and

•	Santander UK’s success at managing the risks to which it is exposed, including the items above.

Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Santander UK plc 2013 Half Yearly Financial Report	139

Other Information for US Investors

Selected Statistical Information

	Six months ended 30 June 2013%	Six months ended 30 June 2012%
Return on ordinary shareholders’ funds(1)	6.7	8.5
Return on average tangible book value(2)	8.3	10.6
Net interest margin	1.21	1.25
Banking net interest margin(3)	1.46	1,45
UK Banking profit before tax by segment(4):
- Retail Banking	84	80
- Corporate Banking	16	20
Profit before tax by segment:
- Retail Banking	84	73
- Corporate Banking	16	18

Ratio of earnings to fixed charges:(5)
- Excluding interest on retail deposits	173	180
- Including interest on retail deposits	125	130

(1)	Annualised profit after tax divided by average ordinary shareholders’ funds.
(2)

Annualised return on average tangible book value (‘RoTBV’) is defined as the annualised profit attributable to equity shareholders divided by average tangible book value (average total equity less non-controlling interests, preference shares, goodwill and intangible assets). Management reviews RoTBV in order to measure the overall profitability of the Santander UK group and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s results of operations. A reconciliation between RoTBV and return on ordinary shareholders’ funds is as follows:

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Annualised profit after tax	863	1,107
Preference dividends	(57)	(57)

Profit attributable to equity shareholders	806	1,050

Average ordinary shareholders’ funds	12,905	13,013
Average preference shares	(894)	(894)
Average goodwill and intangible assets	(2,326)	(2,183)

Average tangible book value	9,685	9,936

Return on ordinary shareholders’ funds	6.7%	8.5%
Return on average tangible book value	8.3%	10.6%

(3)

Banking net interest margin is defined as annualised net interest income divided by average commercial assets (including mortgages, unsecured personal loans, corporate loans and overdrafts). Management reviews Banking net interest margin in order to measure the overall margin of the Santander UK group’s Retail Banking and Corporate Banking and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s results of operations. A reconciliation between net interest margin and Banking net interest margin is as follows:

	Six months ended 30 June 2013 £m	Six months ended 30 June 2012 £m
Net interest income	2,805	2,954

Average interest earning assets	231,806	236,343
Average commercial assets	192,602	203,539

Net interest margin	1.21%	1.25%
Banking net interest margin	1.46%	1.45%

(4)

UK Banking profit before tax by segment is defined as Retail Banking profit before tax and Corporate Banking profit before tax each expressed as a percentage of the combined Retail Banking and Corporate Banking profit before tax. Management reviews UK Banking profit before tax by segment in order to measure the overall business mix of the Santander UK group’s Retail Banking and Corporate Banking segments and believes that presentation of this financial measure provides useful information to investors regarding the Santander UK group’s business mix. A reconciliation between profit before tax by segment and UK Banking profit before tax by segment is as follows:

Six months ended 30 June 2013	Retail Banking £m	Corporate Banking £m	Markets £m	Corporate Centre £m	Total £m
Profit before tax	653	129	(10)	(223)	549

	%	%	%	%	%
As a percentage of the consolidated total (excluding loss-making segments)	84	16	—	—	100
As a percentage of the UK Banking total	84	16	—	—	100

Six months ended 30 June 2012
Profit before tax	665	162	79	(216)	690

	%	%	%	%	%
As a percentage of the consolidated total (excluding loss-making segments)	73	18	9	—	100
As a percentage of the UK Banking total	80	20	—	—	100

(5)

For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit before tax from continuing operations plus fixed charges. Fixed charges consist of interest payable, including the amortisation of discounts and premiums on debt securities in issue.

140	Santander UK plc 2013 Half Yearly Financial Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 15 August 2013	By	/s/ Jessica Petrie
(Authorised Signatory)

EXHIBIT INDEX

Exhibit

7.1	Computation of Ratio of Earnings to Fixed Charges for the six months ended 30 June 2013.